

06013980

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Raiffeisen Int'l Bank Holding

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34958 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/2/06

Raiffeisen
INTERNATIONAL
Member of RZB Group





Info Guide



Being on the Inside in Central and Eastern Europe











Annual Report 2005

Survey of key data

Raiffeisen International Group Monetary values are in €mn	2005	Change	2004*	2003	2002
Income Statement					
Net interest income after provisioning	1,034.8	55.4%	665.9	476.1	344.2
Net commission income	406.8	35.8%	299.7	213.1	134.5
Trading profit	300.8	36.6%	220.1	241.6	199.7
General administrative expenses	(1,162.5)	41.2%	(823.3)	(658.6)	(510.4)
Profit before tax	568.6	66.8%	340.8	276.7	175.3
Profit after tax	459.6	70.4%	269.8	227.4	136.0
Consolidated profit (after minorities)	382.3	82.6%	209.4	178.7	103.5
Balance sheet					
Loans and advances to banks	5,794	21.2%	4,779	3,521	2,719
Loans and advances to customers	24,714	52.2%	16,242	11,707	8,240
Deposits from banks	10,236	54.6%	6,620	5,320	2,909
Deposits from customers	24,890	37.0%	18,169	12,083	9,365
Equity (incl. minorities and profit)	3,277	50.5%	2,177	1,379	1,145
Balance-sheet total	40,695	40.8%	28,907	20,063	14,381
Key ratios					
Return on equity (ROE) before tax	21.8%	(0.4 PP)	22.2%	24.1%	19.9%
Return on equity (ROE) after tax	17.6%	0.0 PP	17.6%	19.8%	15.4%
Consolidated return on equity	17.2%	0.2 PP	17.0%	19.4%	13.8%
Cost/income ratio	61.6%	(1.9 PP)	63.5%	64.7%	70.3%
Return on assets (ROA) before tax	1.68%	0.28 PP	1.40%	1.61%	1.36%
Net provisioning ratio (risk-weighted assets)	0.81%	(0.17 PP)	0.98%	0.86%	0.69%
Risk/earnings ratio	13.91%	(3.21 PP)	17.13%	15.54%	12.58%
Bank specific information**					
Basis of assessment (incl. market risk)	29,914	52.3%	19,638	12,802	9,283
Total own funds	2,938	24.5%	2,359	1,463	1,071
Own funds requirement	2,393	52.3%	1,571	1,024	743
Excess cover	22.8%	(27.4 PP)	50.2%	42.8%	44.2%
Core capital ratio (Tier 1), banking book	9.0%	(2.8 PP)	11.8%	10.0%	10.8%
Core capital ratio (Tier 1), incl. market risk	8.0%	(2.1 PP)	10.1%	9.4%	9.8%
Own funds ratio	9.8%	(2.2 PP)	12.0%	11.4%	11.5%
Stock data					
Earnings per share in €	2.79	0.86 €	1.93	1.79	1.04
Price on 31 December 2005	55.55				
High/low (closing prices)***	59.40/39.25				
Numbers of shares outstanding as of 31 Dec. 2005	142,770,000				
Market capitalisation as of 31 Dec. 2005	7,931				
Proposed dividend per share in €	0.45				
Ressources					
Number of Staff on balance-sheet date	43,614	90.9%	22,851	18,386	13,478
Business outlets	2,443	166.7%	916	722	604

* Because of amended and new IFRS rules, comparative figures have been adjusted slightly (see Notes, p. 101ff).
** Calculated according to the Austrian Banking Act (Bankwesengesetz, BWG). Raiffeisen International as part of the RZB-Group is not subject to the Austrian Banking Act.
*** 25 Apr. to 31 Dec. 2005

Contents

Welcome to and Eastern

You're doing business and rushing from one appointment to the next in Eastern Europe – and you finally have a few hours to spare or even a whole day off. What now? Where are the nicest places to go – but off the beaten tourist track? Where can you eat traditional food with the locals? Where can you take it easy with newly acquired friends? Our colleagues have long since found the answers and are delighted to be able to share their experience and knowledge with you. And not just about a country's distinctive features. What they can also tell you is how to turn a free Sunday into an unforgettable day off.

Each of these mini-guides to the cities that are both metropolises and *Raiffeisen* centres begins with a brief portrait of the locality. The surveys here are purely subjective – but it is often a detail that says most about the special charm of a place.

These are the city's landmarks. They aid recognition and, if they are tall enough, can also help you find your bearings. Clichés simplify complex environments and reinforce one's memory.

At the bottom of each page, we have added special inside information from the *Raiffeisen International* employees who live and work on the spot, sharing with you their observations and their most memorable experiences in the city.



Warsaw, Poland



Prague, Czech Republic



Zagreb, Croatia



Sarajevo, Bosnia and Herzegovina



Bucharest, Romania



Sofia, Bulgaria

Central Europe



Bratislava, Slovakia
Page 10



Budapest, Hungary
Page 12



Ljubljana, Slovenia
Page 14



Belgrade, Serbia and Montenegro
Page 20



Pristina, Kosovo
Page 22



Tirana, Albania
Page 24



Moscow, Russia
Page 30



Minsk, Belarus
Page 32



Kiev, Ukraine
Page 34


ESTONIA
SWEDEN
Riga
DENMARK
LATVIA
LITHUANIA
Vilnius
Minsk
BELARUS
Berlin
Warsaw
GERMANY
POLAND
Kiev
Prague
CZECH REPUBLIC
SLOVAKIA
Vienna
Bratislava
MOLDOVA
AUSTRIA
Budapest
Chişinău
HUNGARY
Ljubljana
ROMANIA
SLOVENIA
Zagreb
ITALY
Belgrade
CROATIA
Bucharest
Sarajevo
BOSNIA AND
HERZEGOVINA
SERBIA AND
MONTENEGRO
BULGARIA
Pristina
Sofia
KOSOVO
Rome
Skopje
Tirana
MACEDONIA
Istanbul
GREECE
ALBANIA

Moscow


RUSSIA


KAZAKHSTAN


UKRAINE

Tbilisi

GEORGIA

AZERBAIJAN

Yerevan

ARMENIA

TURKEY

IRAN



Warsaw, Poland

A magnificent avenue of truly imperial format lined with parks stretches between the Royal Castle in the centre and the Summer Palace on the edge of Warsaw. *Królewski Trakt* – or the King's Trail – brings green into the city as well as cutting through it like a knife. Walking along the King's Trail, you pass through centuries of densely packed cultural history. In Łazienki Park, adjoining the trail, you will encounter artificial lakes, pavilions, bridges, waterfalls and sculptures, including the statue of composer Frederick Chopin, who was born near Warsaw. Close by, concerts are held each summer Sunday at around noon. Do not miss this unique opportunity to experience a parkscape in the style of French absolutism directly alongside an English landscape garden and to compare the two. The age-old contrast between nature's freedom and the ideas of a totalitarian state is to be seen here in its most agreeable form in horticultural art. Having arrived in the Old Town, rebuilt after 1945, it is traditional to fortify oneself in the *winiarnia Fukierowska* wine tavern, which is already 300 years old.

❶ *Cosmopolitan*
The atmosphere is urban and the choice of breakfasts and newspapers is international. So Sunday is best begun in the ***Szpilka*** *café and bar.*
Pl. Trzech Krzyży 18

❷ *Devotion*
The Catholic ***Church of St. Anna*** *is very popular with students. Go to Sunday mass to share in the authenticity and living faith that are typical here.*
Kościół świętej Anny,
Ul. Krakowskie Przedmieście 68

❸ *Shop 'til you drop*
Early risers can find some remarkable treasures at the ***antique market*** *in Warsaw's Kola quarter. The market closes at 2 pm.*
Ul. Obozowa

❹ *Warsaw's most famous landmark*
The ***Palace of Culture and Science*** *is Poland's highest building. The rooftop café charms the visitor not just with the view but also with its 1950s retro chic.*
www.pkin.pl



❺ Cosy and unsophisticated
The menu is a collection of all the traditional Polish dishes, and the wooden decor of the ***Folk Gospoda*** *matches it. Customers have a choice of dumplings, cabbage and mushrooms.*
www.folkgospoda.pl

❻ Musical theatre
The theatre and the ***opera*** *are in the same building but with different entrances. The opera is a frequent source of controversy with its avant-garde productions.*
www.teatrwielki.pl

❼ Evenings
Nights can be pretty long at ***Foksal 19****. The musicians and DJs only play quietly on the ground floor, because that is where people eat. The guests – and the noise – then head upstairs for dancing.*
www.foksal19.pl

❽ Raiffeisen International
Raiffeisen Bank Polska S.A.
83 outlets; Head Office:
Ul. Piękna 20, 00-549 Warszawa
Phone: +48-22-585 2000
Fax: +48-22-585 2585
www.raiffeisen.pl

Prague, Czech Republic

Prague cubism is a unique but up to now far too neglected phenomenon of cultural history. The inspiration and the name came from Picasso and Braque in Paris, but something completely different was made out of them in Bohemia in the period around 1910, namely an extensive cultural movement that conjoined every field of art and swept them all along with it. Some 40 examples of cubist architecture went up in Prague alone. These sculptural buildings are scattered about, but there are tours that will give you an overview. The houses were once filled with cubist furniture, sculptures, paintings and artistic decorations. The few preserved examples can be admired in the House of the Black Madonna. This centrally located cubist building is now a museum of those crystal-like forms that strove to be more than just a style. At the time, poets and theorists alike came up with wildly enthusiastic, expressionistic reasons why cubist forms would improve humanity and guide society to truth. The result was a kind of "total art work" that gave expression to the spirit of a new beginning.









❶ *Must-see*
*The castle complex on the **Hradčin** is crowned by the Gothic St. Vitus Cathedral, mediaeval churches and impressive palaces. It is one of the jewels of European architecture.*
Hradčanské náměstí

❷ *Charles Bridge*
***Charles Bridge** is one of the oldest bridges in Europe, having been built in 1342. Touching the relief beneath the statue of John of Nepomuk is said to bring luck.*
Karlův most

❸ *Sunday breakfast*
*The **Slavia** café and restaurant opposite the National Theatre is not just popular with actors and writers. Václav Havel also comes here to savour his wild strawberry flapjack.*
www.cafeslavia.cz

❹ *Beer museum*
*There is a vivid exhibition of the history of beer-making at the former **U Fleků** malthouse. Don't worry! You'll get a chance to have a drink or two when the guided tour is over.*
www.ufleku.cz


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5 Humour
Society in miniature – observed with charming acerbity, as it were through a pocket looking glass – performs in the evening at the ***Spejbl and Hurvínek*** *puppet theatre.*
www.spejbl-hurvinek.cz

6 Bibliophilia
Prague is a city of literature and the love of books. If you have already been to the Kafka Museum, visit the Prague ***Museum of Czech Literature****.*
Strahovské nádvoří 1

7 Fine weather
Žluté lázně *on the Vltava is the ideal place to swim, sunbathe, play beach volleyball or enjoy a cool Pils in one of the many beer gardens.*
Podolské nábřeží

8 Raiffeisen International
Raiffeisenbank a.s.
50 outlets; Head Office:
Olbrachtova 2006/9, 140 21 Praha 4
Phone: +420-221-141 111
Fax: +420-221-142 111
www.rb.cz

Bratislava, Slovakia

A Sunday stroll through Bratislava's city centre is always rewarding and uplifting, but the magnificence of one route surpasses everything – the Coronation Path. It's easy to find, because it is marked with miniature crowns in the pavement. It begins at the Gothic St. Martin's Cathedral, where 19 kings and queens were crowned. The festive processions then moved towards the main square, to be greeted by the city's dignitaries, and continued on to the Franciscan church for the consecration of the knights. Various artistic elements apart from the miniature crowns decorate the pavement in front of the Franciscan church. It is well worth studying this historical ground. The royal trail then leads into Snow White Lane (*Biela ulica*). Here, one should raise one's gaze again so as not to miss the murals on the Black Raven House. The path ends at the 14th century Michael's Gate, which is Bratislava's only preserved city gate. It can be seen from afar thanks to its 170-foot tower. The end of the Coronation Path is also the city's point of reference from which distances to other cities are measured.


METEOR
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1 Modernism
*Bratislava's **TV Tower** is architecturally unique. This upside-down iron pyramid was built between 1969 and 1984. The whole structure hangs on one central pillar.*
Mýtna ulica 1

2 UFO
***Novy Most** – the "New Bridge" over the Danube – is not just a prominent city landmark. Its UFO-shaped tower café also offers visitors one of the best all-round views of Bratislava.*

3 Ride round the city
*On a rainy Sunday or when your feet are already hurting, you can also take a tour of the city centre on the historical **Prešporáčik** tram.*
www.presporacik.sk

4 Sport
*Bratislava's big shopping centres are also an attraction for sports fans. For instance, you can ice skate or even swim in the **Aupark** mall. Unfortunately, power shopping has yet to become a recognized sport.*
Aquapark Aulandia, www.aulandia.sk



5 The river
Ships wait moored on the banks of the ***Danube*** *to take the visitor on a brief ride. A path leads along the river bank. It is particularly popular with young people looking for recreation on a sunny Sunday.*
Vajanského nábrežie

6 Art
Bratislava's museums and galleries are also open on Sundays. The ***Arthur Fleischmann Museum*** *with its mid-20th century sculptures is truly unique.*
Biela ulica 6

7 A meal
Locals like to go to the ***Prazdroj*** *in Mostová Street. The napkin dumplings that are so typical of Slovakian cuisine are particularly delicious here.*
Mostová ulica 8

8 Raiffeisen International
Tatra banka, a.s.
136 outlets; Head Office:
Hodžovo námestie 3
811 06 Bratislava 1
Phone: +421-2-5919 1111
Fax: +421-2-5919 1110
www.tatrabanka.sk

Budapest, *Hungary*

Budapest developed out of three separate towns when Buda, Óbuda and Pest grew together. Now, the Danube no longer separates them; it is their shared heart. If you don't really want to go shopping on Sunday – and shopping on Sunday is not a problem here – and instead prefer to leave the city for a bit of an outing, follow the Danube northwards. It is most beautiful where it bends west. Visegrád, a small village on the bank of the river, is worth a closer look. One can walk up the hill to a ruined 13th century citadel. The view is marvellous, and exhibitions and the rebuilt rooms in the citadel tell one about local history. The next stop on our Sunday excursion has to be Szentendre. This small baroque town replete with Mediterranean charm is full of picturesque nooks and crannies. Narrow winding alleyways take one to orthodox churches, souvenir shops and numerous little cafés. The artists' village is as sweet as its marzipan museum and as multi-faceted and scintillating as the Caprice jewellery factory.



❶ *City walk*
Romantic passages in the ***city quarter on the castle hill*** *take one past mediaeval and Gothic houses to baroque palaces, the Fisherman's Bastion and the Matthias Church. One place to start is the Viennese Gate.*
Bécsi kapu tér

❷ *Taking a bath*
There are good reasons why Budapest's old baths are world-famous. It's a difficult choice to make. Király? Rudas? Lukács? Széchenyi? Our favourite is the fashionable ***Gellért****.*
www.hotelgellert.hu

❸ *Representation*
The ***Parliament*** *building is 293 yards long. It is not just Budapest's longest building. It is also one of Hungary's most impressive. Its neo-Gothic facade graces the Danube bank.*
www.parlament.hu

❹ *Water hoses*
Visit the ***Museum of the Fire Brigade*** *to discover the history of fire-fighting over a period of 2,000 years and to marvel at finds from a Roman fire station.*
Martinovics Ignácz tér 12


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5 Monumental
The **Museum of Fine Arts** is exactly 100 years old. It is home to roughly 100,000 works, spanning ancient Egypt to the classical world to the modern age. It is a true temple!
www.szepmuveszeti.hu

6 Lunch
It is new, chic and tasty. The **Menza** is a nostalgic paraphrase of minimalist canteen design from the 1970s.
www.menza.co.hu

7 Nightlife
The **Kameleon** is said to be Budapest's hottest club. The name promises a lot of colour, but that is deceptive. Everything here is red. Apart from a few cocktails, that is.
www.kameleonmulato.hu

8 Raiffeisen International
Raiffeisen Bank Zrt.
99 outlets; Head Office:
Akadémia útca 6
1054 Budapest
Phone: +36-1-484 4400
Fax: +36-1-484 4444
www.raiffeisen.hu

7 Ljubljana, Slovenia

Fear not if you meet a dragon on your Sunday walk through town! It is merely guarding its bridge as the heraldic animal of the city of Ljubljana, whose name is said to come from the word *ljubljena*, or "beloved" – and this really is an endearing place with its mixture of old-Austrian and Italian flair. Evidence has been found of a first settlement 4,000 years ago. Latin, Slav and German cultures have interlaced here to create a scenario replete with equal amounts of historical profundity and charming southern lightness. Both the city's numerous *Art Nouveau* buildings and the early modern architecture of Jože Plečnik – a pupil of Otto Wagner – contribute greatly to that impression. Jože Plečnik enjoyed his first successes in Prague and Vienna before starting to transform his native city in 1925. Plečnik's most important works included the National Library and the University Library, the riverfront improvements along the Ljubljanica and the *Tromostovje* bridge. The Main Square, *Prešernov trg*, is to the north of the bridge. From there, you can walk on to the university, founded in 1595.



3

1 Must-see
*The **Ljubljana Grad** fortress is the city's most famous landmark. A 3D exhibition will tell you everything about its history, right back to its ancient roots.*
Študentovska ulica

2 Breakfast
*The **Le Petit Café** next to the Križanke concert hall is famous not just for its café latte but also for its beautiful terrace shaded by mature trees. This is the ideal place for Sunday breakfast.*
Trg francoske revolucije 4

3 A walk
***Tivoli Park** is immediately adjacent to the city centre. One of the marked routes will take you to Tivoli Mansion, built in the 19th century. From there, you will have a magnificent view over the city.*

4 Galleries
*Slovenia and, above all, Ljubljana are known for their lively young art scene. One gallery adjoins another along **Židovska street**. This could be a good opportunity to buy some art.*
Židovska steza



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5 *Lunch*

Pri Kovaču *serves excellent local food combined with wines from the various regions of Slovenia.*
www.kovac-co.si

6 *Nightlife*

There are a wealth of restaurants and bars along the banks of the river.
The atmosphere in the ***Cutty Sark Pub*** *is rustic. Enjoy sophisticated drinks among rough timber beams, bricks and old adverts.*
Knafljev prehod 1

7 *Excursion*

In the warmer months, we can recommend a trip to ***Lake Bled****.*
This Alpine lake nests in a deep valley. The church on the island is a traditional place to make marriage proposals.
www.bled.si

8 ***Raiffeisen International***

Raiffeisen Krekova banka d.d.
13 outlets; Head Office in Ljubljana:
Financni center Tivoli
1000 Ljubljana
Phone: +386-1-475 7800
Fax: +386-1-475 7809
www.r-kb.si

Zagreb, Croatia

Sunday may well be a day to lie-in – but you won't be able to sleep beyond noon in Zagreb. For over a 100 years, it has been traditional for a cannon shot to be fired out of the highest window in the mediaeval Lotrščak Tower. It is no reason to panic, but it is a good reason to get up because Zagreb is an ancient city full of sights. In fact, a fairly early start is advisable if you want to explore them. Head for Ban Josip Jelačić Square for breakfast in the sun at one of the busy street cafés. A look around the square will take you through 200 years of history manifested in a diversity of architectural styles from classicism to secessionism to modernism. The Manduševac Fountain – shrouded in legend – is the best place to begin your tour of the old town. Throwing a coin into the fountain is said to bring luck.





❶ *Art*
*The pillared rotunda housing the **Croatian Art Complex** is an early modernistic building. It is immediately apparent that its architect, Ivan Meštrović, was a sculptor.*
Trga kralja Tomislava 22

❷ *Inspiration*
*The **Stone Gate** is a monument to many epochs of history. This is said to be the site of both religious miracles and profound poetic inspiration.*
Kamenita 3

❸ *Museum*
*The **Museum of Naive Art** houses 1,600 masterpieces. Croatia is world-famous for this 20th century art movement. The museum is only open until 1 pm on Sundays.*
www.hmnu.org

❹ *Going for a meal*
***Ribarski Brevijar** is the favourite restaurant of many locals. It serves excellent food at affordable prices, and it is a very cozy place to sit.*
Kaptol 27/1


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5 Fleeing the city
Many Zagreb locals like to spend their Sundays taking a short hike on the slopes of **Mount Medvednica** – which is still part of the city – up to the Sljeme peak.

6 Peace and quiet
Maksimir Park is centuries old – as the visitor can sense every step he or she takes. The Echo Pavilion provides an acoustic surprise at the heart of this, Zagreb's quietest district.

7 A historic place
On **Ćirila i Metoda street**, at No. 8, you will see the stone head of a man gazing fixedly at St. Mark's Church. A lot of legends have grown up around him.

8 Raiffeisen International
Raiffeisenbank Austria d.d.
39 outlets; Head Office:
Petrinjska 59, 10000 Zagreb
Phone: +385-1-456 6466
Fax: +385-1-481 1624
www.rba.hr

Sarajevo
Bosnia and Herzegovina

Walking through Sarajevo, you will tend to find yourself straying off your path in the nicest possible way as your nose follows the sweet scents that tempt it every few yards along your route. Just obey their saccharine call and let it lead you into one of the city's many small cafés. You will be astonished at the immense variety of fragrant enticements: apple pies, cakes, apples stuffed with walnuts (*tufahija*), *baklava*, ice cream and a raft of frothy creations with and without a chocolate coating, not to mention numerous shapes and consistencies of confectionery whose correct names are known only to local connoisseurs. You will probably have a final spell of prudent resistance to the attack on your waistline when you arrive at the sweets counter. Ignore it! After all, sweet things are sweeter in Sarajevo than anywhere else. It won't matter just this once. Sumptuous though the transgression may be, it will not necessarily mean that you are the victim of an incurably sweet tooth. The only problem with all the cakes is choosing one. Don't try to try them all. You will be doomed to failure.



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❶ Underground
*Who can claim to have been in a tunnel museum? The tunnel was the city's lifeline during the siege. The **War Tunnel Museum** is open from 9 am to 5 pm on Sundays.*
Tuneli 1

❷ House visit
*The **Svrzo House** is a perfect example of Ottoman style with a Bosnian touch. It dates from the 18th century. It has been lovingly restored to its original condition.*
Glodina 8

❸ A ramble
*The visitor who wants to spend Sunday walking should head for high above the city in a north-westerly direction – following the route from **Bentbaša** via **Vrelo Bosne** to **Barice** and **Čavljak**.*

❹ Taking a bath
*A visit to the **thermal springs at Ilidža** for an extensive bathe is a very popular pastime in Sarajevo. The River Bosna rises in the nearby park.*
www.terme-ilidza.ba


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❺ Corso
*In every city, the desire to see and be seen tends to be manifested on one particular street. In Sarajevo, that street is **Ferhadija** – and one can also stop off at the Escobar Café.*

❻ Lunch
*They say that one hasn't really visited Sarajevo until one has tried the famous cevapcici at **Željo's**. It's true.*
Ćevabdžinica Željo, Kundurdžiluk 19

❼ Sport
*The lightness of badminton goes well with Sunday. And if that's too light-weight for you, grab a bowling ball. Regardless of your preference, changing your mind is always an option at the **Zetra Olympic Arena**.*
Alipašina bb

❽ Raiffeisen International
Raiffeisen Bank d.d.
Bosna i Hercegovina
68 outlets; Head Office:
Danijela Ozme 3, 71000 Sarajevo
Phone: +387-33-287 100, 287 121
Fax: +387-33-213 851
www.raiffeisenbank.ba

Belgrade, *Serbia and Montenegro*

They like taking to the skies in Belgrade. The best way to survey the city is indeed from a bird's-eye point of view. You can book a balloon flight over the city for about 100 euros in the warmer months of the year: Log on to www.beobalon.org. Or if you don't have a good head for heights, visit the round Air Museum instead of taking an aerial round trip. This astonishing doughnut-shaped structure was built in 1980. It has an outer skin of 1,250 mirrored panes of glass. How they are cleaned remains as much a mystery as the UFOs to which its visionary architecture pays tribute. Inside, besides coming face-to-face with aliens, one is also told about *Ikarus*, which was the name of the first Serbian aircraft manufacturer. The earliest locally built aircraft took to the skies as early as 1910, just seven years after the Wright brothers. The first half of the 20th century was a proud era for the Serbian aviation industry. Now, these old birds in all their peculiar forms hover through this glassy museum, documenting a long history from *Ikarus* to the captive balloon to the flying saucer and back.





❶ *A church*
The ***Temple of Saint Sava*** *stands on the plateau of the Vračar quarter. Construction began in 1894 and was frequently interrupted until 1984. Today, the temple is one of the city's main landmarks.*
Krušedolska 2

❷ *City walk*
The pedestrian zone on ***Knez Mihajlova*** *is lined with luxury shops and art galleries. It gives one an insight into this city's social life.*

❸ *Lunch*
The ***Suri*** *is exactly the place to go to treat your palate at the same time as escaping from the tourist rush. This restaurant combines excellent traditional cooking with a very pleasant atmosphere.*
Nebojšina 41

❹ *Museum*
The world's only ***Nikola Tesla Museum*** *is devoted exclusively to the pioneer of electrical engineering. Tension is high as blue lightning flashes through the glass flasks.*
www.tesla-museum.org



❺ Horses
If you don't have any sporting ambitions yourself, you could go and watch the horses competing on a Sunday at the ***Hippodrome****. Racing takes place from March to October.*
Paštrovićeva 2

❻ Evening meal
The ***Madera*** *in Tašmajdan Park is a very pleasant restaurant that has an open-air terrace in the summer. It serves both national and international food.*
Bulevar kralja Aleksandra 43

❼ Nightlife
Jazz fans will want to while away the whole evening in the ***Plato****. The food is delicious, the drinks are well-mixed, and there are live concerts at weekends.*
Ulica Vase Čarapića 19

❽ Raiffeisen International
Raiffeisenbank a.d.
45 outlets; Head Office:
Bulevar AVNOJ-a 64a
11070 Novi Beograd
Phone: +381-11-320 2100
Fax: +381-11-220 7080
www.raiffeisenbank.co.yu

***Pristina,* Kosovo**

Unlike many other cities, Pristina does not impress one with the beauties of its past. Its main attraction is the interesting nature of its present. Few places have been transformed as quickly. The pace of change is apparent wherever you go. Not long ago, Pristina was a slightly larger-than-small town. Then a zone of protection was set up after the expulsion of the Albanians, and not just home-comers but also many people who had previously lived elsewhere began to settle there. Consequently, the city has grown at an explosive speed. There has been no time to implement an urban development plan, and money has often been too short to put up anything but the shells of buildings. Numerous mosques financed by Arab sources can be seen rising between the new buildings. Nobody knows what the present population of Pristina is, with estimates ranging between 600,000 and a million. It is chaos, but abounding in creativity. Among all this, you can still find a place of orderliness and peace, namely the Museum of Archaeology, which houses the fragments of this remarkable city's complex past.



1 Must-see
*The **National Library**, built in 1957, is a modern interpretation of the Byzantine domed building. It was seriously damaged in the war but can now be admired in its entirety again.*
Sheshi "Hasan Prishtina"

2 Experiencing nature
*Our Sunday excursion takes us to the **Sharri-Brezovica ski area**, some 45 miles away. In the summer, the mountain invites the walker to ramble past its many wells. In the winter, its 14 pistes are a magnet to skiers.*

3 Museum
*The **National Gallery** holds exhibitions of both Kosovar and international artists. This is also a place to discover exciting work by the younger generation.*
Rruga Lidhja e Prizrenit 60

4 Lunch
*Excellent Kosovar specialities served in an informal atmosphere are to be found at **Tiffany's**.*
Rruga Tirana


5
2

❺ Rest
Sunday may be a day of rest – but not for the many good restaurants im ***Germia Park*** *where one can fortify oneself after a run or a walk.*

❻ Sunday excursion
Prizren *is just 25 miles away. This small old town owes its special appeal to the Sinan Pascha mosque, Turkish baths, old monasteries and narrow alleyways.*

❼ Nightlife
The music at the centrally located ***Te Kaqa*** *bar is not too loud for conversation. Dancing does not begin until later in the evening, and even then, one can still escape to the garden. Or just join the fun on the dancefloor! Rruga Tirana*

❽ Raiffeisen International
Raiffeisen Bank Kosovo J.S.C.
29 outlets; Head Office:
Rruga UÇK 51, Pristina
Phone: +381-38-226 400
Fax: +381-38-244 193
www.raiffeisen-kosovo.com

Tirana, Albania

People have always striven to get a better view, whether by climbing a mountain, building a tower or putting up some modern high-tech complex. The city of Tirana is pretty chaotic, but at the same time, there are a number of particularly delightful ways of getting an overview. Who can claim to have climbed to the top of a minaret? A unique opportunity not to be missed in Tirana is a visit to the *Et'hem Bey* mosque on Skanderbeg Square. One takes one's shoes off at the entrance to face the sporting challenge of a dark and steep stairway, finally – and hopefully without suffering an attack of vertigo – emerging on a balcony that is just 16 inches wide. A heavenly panorama is the reward for one's effort. One can also enjoy the panorama of Tirana totally effortlessly in suspended weightlessness from the cablecar opened in 2005. To do so, one steps into one of the stylishly designed gondolas at the Institute of Nuclear Physics to fly across the city with no more than a quiet whirr. The journey ends 15 minutes and two and a half miles later, and from there you can raise your eyes even further to the peak of Mount Dajti. The city looks completely different again when viewed from this distance, surrounded by the natural beauty of the National Park.



21
8
6

❶ The morning
The ***Patisserie Française*** *will serve you a very sophisticated breakfast in true Parisian fashion, complete with excellent pastries and fine cakes.*
Rruga Dëshmorët e 4 Shkurtit

❷ Sign of the times
The ***Kulla e Sahatit*** *clock tower is right next to the mosque. It is 115 feet high and the city's most famous landmark. It is closed on Sundays.*
Sheshi Skenderbej

❸ Delicacies
To visit Tirana and not go to the central ***market*** *is to miss an astonishing fill of colours, scents, fresh fruits and culinary delights.*
Sheshi Avni Rustemi

❹ Delicate
The elegantly curved Ottoman ***Ura e Tabakeve*** *stone bridge was built in the 18th century. It leads across the Lana creek to the Merchants' Quarter.*
Bulevardi Zhan D'Arc



❺ History
The **National Museum** covers Albanian history since the time of the Illyrians. The many archaeological finds are particularly impressive.
Sheshi Skenderbej

❻ Evenings
Let the relaxing atmosphere at the **Ujvara** envelop you. Quiet music plays in the background and superb cuisine dominates in the foreground.
Rruga Gjin Bue Shpata

❼ Nightlife
The **Living Room** is by far the coolest bar in the city. Recover from a hot day in its roof level lounge as you enjoy the pleasant refreshing breeze and a cold drink.
Rruga Punëtorët e Rilindjes 16

❽ Raiffeisen International
Raiffeisen Bank Sh.a.
87 outlets; Head Office:
Rruga Kavajes, Tirana
Phone: +355-4-274 912
Fax: +355-4-230 013
www.raiffeisen.al

Bucharest, *Romania*

A visitor to Bucharest will encounter art and culture wherever he or she goes, including not just museums but also the Stavropoleos Church, where one can admire iconic portraits of saints hanging above oriental arches while listening in on Byzantine music. Visiting the National Museum is a must – even if compulsion does not go well with Sunday. Romanian artists like Brâncusi, poets like Ionescu and philosophers like Eliade made key contributions to the modern age. Numerous different interpretations of artistic history are to be found under one roof in the Museum of Art Collections in the former Romanit Palace, which houses private Romanian collections. Bucharest's gallery landscape is also many-faceted. The website at www.bucharest-guide.com provides an excellent overview of the city's artistic attractions. There are many small museums dealing with every possible subject, providing something for everyone. It is not least up to the visitor to decide what is a museum and what isn't – as the ex[illegible]ienced architecture enthusiast will discover while exploring "L[illegible] Paris", which is what Bucharest used to be called in the [illegible] between the two World Wars. And if you are not inter[illegible]n art, there is an alternative, namely the Sports Museum.









❶ ***Breakfast***
*To re-enter a dream world when you have only just got up, let the fresh hot apple pie with ice cream melt in your mouth at the **Cremcaffé**. It's next to the university at Strada Toma Caragiu 3*

❷ ***Astonishing***
*The **Palace of the People** (Casa Poporului) was built by the communist dictator Nicolae Ceaușescu. It is the world's second-largest building after the Pentagon. It is a monstrous witness to recent history. Strada Izvor 2–4*

❸ ***Excursion***
*The epitome of romantic scenery – an old monastery on an island in the middle of a lake – is provided by **Snagov**, just 25 miles north of Bucharest. This is where Count Dracula is said to lie in his grave ... until midnight, that is.*

❹ ***Sport***
*Physical regeneration on a Sunday can mean many things. Lying-in, say. Or just the opposite, namely visiting the **World Class Health Academy Fitness Club** in the Marriott Grand Hotel. Calea 13 Septembrie 90*



3
1

5 Lunch
The **Casa Doina** has long been spoiling its guests with its consistently superb quality. The waiters are as charming as they are elegant. This is where the cream of Bucharest society comes to eat. And how right they are!
Şos. Kiseleff 4

6 A walk
Visit the **Village Museum** to stroll among 50 old buildings from all over Romania collected together in an area of 37 acres. Circle the museum on foot to discover churches, mills and farmhouses.
Şos. Kiseleff 28–30

7 Evening
The **Embryo Club** is as young as its name suggests. This is a place where fashion is reborn every day. The ambience is defined by up-to-the-minute design. The most fashionable DJs and VJs play here.
Strada Ion Otetelesanu 3T

8 Raiffeisen International
Raiffeisen Bank S.A.
216 outlets; Head Office:
Piaţa Charles de Gaulle 15
011857 Bucureşti 3
Phone: +40-21-306 1000
Fax: +40-21-230 0700
www.raiffeisen.ro

Sofia, Bulgaria

Bulgaria is a realm of water boasting over 500 mineral springs – and Sofia is its heart. The springs and wells are among the city's most important attractions. They are above all to be found in the old town and in the *Bankia* and *Kniazevo* districts. Sofia was already famous far and wide for its hot and cold mineral waters in antiquity. Their healing powers were known long before there was any scientific explanation for them. Fortunately, one doesn't have to be ill to appreciate the refreshing and invigorating effect of these waters. The impressive variety of the different waters rising from the depths of the earth is reflected in Sofia's cityscape in the form of the correspondingly imaginative shapes of its fountains. Sculptural and architectural creations both archaic and modern give each well its own special meaning. And the waters are not just good for bathing in. As their high consumption of mineral waters proves, Bulgarians are pretty addicted to the treasure that gushes forth from their soil.



5
2
7
1
3
8
6

❶ *Must-see*
*The architecture of the monumental **Alexander Nevski Memorial Church** in the old town is striking. It commemorates the end of 500 years of Ottoman occupation in 1878.*
Ploshtad Aleksandur Nevski

❷ *Highlight*
*The **St. George Rotunda** is the city's oldest preserved building. Its eventful history began in the 4th century. The mediaeval frescos inside are particularly impressive.*
Ploshtad Sveta Nedelya 2

❸ *Cinema*
*Cinema-goers who like to watch films in their original language will be especially enthusiastic about the small **Odeon** cinema in the city centre.*
Bul. Patriarh Evtimii 1

❹ *Day trip*
*The imposing 10th century **Rila Monastery** some 60 miles south of Sofia is a UNESCO World Heritage Site. It is located in the wonderful landscape of the Rila National Park.*
www.rilanationalpark.org


4

5 Lunch
The ***Hadjidraganovite Kashti*** *is an outstanding restaurant where you can enjoy local dishes in a traditional atmosphere.*
www.kashtite.com

6 Nature and sport
Mount ***Vitosha*** *rises just six miles from Sofia. It has something to offer at every time of year as a popular winter sports and recreation area.*

7 Nightlife
A pleasant little bar called ***Toba&Co*** *just behind the National Gallery of Art lures the visitor with cool drinks and hot DJs in the former butterfly pavilion of Tsar Ferdinand.*
Ul. Moskovska 6

8 Raiffeisen International
Raiffeisenbank (Bulgaria) EAD
74 outlets; Head Office:
18/20 Gogol Ulica, 1504 Sofia
Phone: +359-2-9198 5101
Fax: +359-2-943 4528
www.rbb.bg

Moscow, Russia

You don't have to look far to find a statute of Lenin in Moscow. A count was made of the current total in the summer of 2005. The motionless old gentleman is to be encountered in 68 variants. Today's Moscow pulsates energetically between them at breakneck speed. This is a city of contrasts. The fresh fascination of consumption is a glittering counterpoint to the sparse grey background of the past. This abundance of disparity makes Moscow one of the world's most exciting and lively cities. The modern artistic and cultural scene is wild and bold. The night belongs to the DJs and electronic music. If you want a taxi, just step out onto the road. A private car will soon stop and take you wherever you want to go for very little money. Or descend into the *Metro* to find yourself in a cultural monument that dates back to the year 1935. Since the end of the 19th century, Muscovites have done their shopping in the GUM, which translates into *State Universal Store.* Today, the legendary GUM stands for luxury and designer fashion. Moscow is not just undergoing intensive modernization; modernistic art also has a long tradition here.



❶ ***Church***
*Eight smaller chapels arranged around a central towered chapel lend **St. Basil's Cathedral** – built in the middle of the 16th century – its unmistakable shape.*
Red Square (Krasnaya ploshchad)

❷ ***Must-see***
*The **Smolensky Cathedral** in the Novodevichy Convent impresses the visitor with its magnificent 16th century frescos and wonderful icons.*
Novodevichy proezd, 1

❸ ***Café***
*At night, the trendy **Courvoisier café** with its rich choice of culinary treats is one of Moscow's most fashionable chill-out clubs.*
Malaya Souharevskaya ploshchad, 88

❹ ***Sport***
***Olympiysky** is the name of Moscow's biggest and best indoor swimming pool. The complex dates from the Soviet era. Swimming is just one of the many sports one can do here.*
Olympiysky prospekt, 15


4
3
8
1
7

5 Local cuisine
The **Sudar** serves original Russian cuisine in elegant surroundings. Traditionally, one also orders vodka and snacks.
Kutuzovsky prospekt, 36

6 Flea market
The **Old Arbat** is a pedestrian zone and popular flea market. It is the ideal place to find an original souvenir.

7 Nightlife
First is the place to go when night falls in Moscow. Highly critical door stewards uphold fashion and style, so do some shopping beforehand! And then it's time to party.
Sofiyskaya Naberezhnaya, 34

8 Raiffeisen International
ZAO Raiffeisenbank Austria
27 outlets; Head Office:
Troitskaya Ul. 17/1, 129090 Moskva
Phone: +7-495-721 9900
Fax: +7-495-721 9901
www.raiffeisen.ru

Minsk, Belarus

Breakfast at your hotel may be substantial, international and delicious – not to mention already paid for – but it's worth going without and sampling the unknown on a Sunday. If you're staying at the Minsk Hotel, all you need to do is walk across the road and look around for a while until you find a tiny café called *Kubik*, or cube. The melodious bell at the door is a harbinger of the unique atmosphere inside. Having first paid at the desk, you can savour not just excellent cakes but also teas of every kind. An infuser containing various herbs is placed on the tea cup and left to draw for a longer or shorter period, as preferred, to allow the flavours to develop. Tea is almost a religion here. You might indeed think that this is a country of tea-drinkers, but very tasty beer and world-famous vodka are also made in Belarus. To find the latter, stick hard on the heels of a local and watch where he or she goes. And if you are looking for something traditional and folksy, remember the name *Kvas*. This is the bitter and refreshing drink that all Belarussians pine for when far from home.


7

1 An exceptional experience
Despite its disagreeable subject matter – World War II – the ***Museum of the Great Patriotic War*** *is well worth visiting. Its gloomy exhibition halls in Soviet style house a moving collection of documents.*
www.warmuseum.by

2 Movement
The ***Olimp*** *Palace of Water Sports is a glass complex flooded with bluish light. If you are lucky, you may spot an Olympian in training in the gymnasium or the racing pool.*
Ul. Surganova 2a

3 Peace
In the summer, the ***Botanical Garden*** *is an oasis of Sunday calm. You might very occasionally hear the beating of a swan's wings. The air is filled with the scent of exotic flowers.*
Ul. Surganova 2v

4 Culture
The ***Opera and Ballet Theatre*** *– a gigantic building from the Stalin era – is currently being renovated. Performances are therefore taking place in the Palace of the Republic.*
www.balet.by


8
2
4
3
5
1
6

5 *Restaurant*

Rakovsky Brovar *does its own brewing. Food is cooked according to old traditions. Order some Kvas, the national beverage, to wash down your potato pancake and sour cream.*
www.brovar.by

6 *Spending money*

GUM*, the city's most well-known department store, is the place to find the best Belarussian products and branded articles from the West.*
Prospect Nezavisimosty 21

7 *Entertainment*

This unusual building offers a variety of attractions. Bowling, a discotheque, shows and a bar are all combined in the ***Madison Club*** *to create a perfect Sunday out.*
www.madison.by

8 *Raiffeisen International*

Priorbank, JSC
43 outlets; Head Office:
31-A, V. Khoruzhey Street, 220002 Minsk
Phone: +375-17-289 9087, 289 9001
Fax: +375-17-289 9191
www.priorbank.by

Kiev, Ukraine

Kiev – the Ukrainian capital – is considered to be the cradle of Russia. The best way to start one's Sunday is to take a walk through the city. *Kreshchatik*, Kiev's main street, is closed to traffic at the weekend and becomes a promenade where one can immerse oneself in the city's social life. From there, one's steps take one upwards to Kiev's most beautiful orthodox cathedral on Mikhailovskaya Square. One can then ride an attractive little cable railway down the hill. Sagaidachnogo Street is well worth a visit – and you must definitely take in *Andriyivsky Uzviz*, which is Kiev's steepest street. Here, you will often come across markets and festivals, can buy Ukrainian craft products, and will find any number of art galleries, studios, souvenir shops and, not least, cultural history museums that give one a profound insight into the history not just of this legendary street but also of Kiev as a whole.



❶ *Must-see*
*The **Pecherskaya Lavra** monastery complex is the pearl of Kiev architecture. The catacombs are still a place of intensive worship.*
25, Sichnego Povsstanniya Vul.

❷ *Excursion*
*The village of **Pirogovo** south of Kiev is an open-air museum containing exact copies of Ukrainian houses from past centuries. Horseback tours take the visitor through the traditional hamlets.*
Krasnoznamennaya Vul.

❸ *Boat ride*
*The **Dnieper**: Boat trips lasting one or two hours start from Poshtova Ploshcha harbour. The scenery and architecture are delightful, but you need good weather.*

❹ *Beach pleasures*
*Ukraine's Ibiza is called **Hydro Park**. Nocturnal revellers can also enjoy summer beach activities on the banks of the Dnieper. The many cafés and restaurants feature live music in the evening.*
10, Peredimska Sloboda Vul.



❺ *Cinema*
Lovers of English-language films will be additionally rewarded by the special ambience at ***Kinopanorama****, where the Soviet era still lives on.*
19, Shota Rustaveli Vul.

❻ *Local cuisine*
The ***Khutorok*** *is in a houseboat on the river. Good food makes it very popular with the people of Kiev.*
Naberezhno-Khreschatytska Vul., pier 1

❼ *Entertainment*
Kiev is home to one of the world's best-known circus schools and is regarded as the centre of all acrobatic skills. The ***State Circus*** *on Peremohy Square is well worth a visit!*

❽ *Raiffeisen International*
JSCB Raiffeisenbank Ukraine
39 outlets, www.rbua.com; Head Office: 43, Zhylyanska Vul., 01033 Kiev

JSPP Bank Aval
1.342 outlets, www.aval.ua; Head Office: 9, Leskova Vul., 01011 Kiev

Preface by the Chairman of the Managing Board



Ladies and gentlemen,

The year 2005 was certainly the most eventful in the young history of Raiffeisen International, with several important courses being set for our company's future. It was also by far the most successful year that we have had.

Our debut as a publicly traded company on the Vienna Stock Exchange was the highlight of the first half-year. With a total value of € 1.1 billion, our IPO was the largest in the Austrian capital market's history. The extraordinary interest of Austrian private investors and institutional investors at home and abroad was evidenced by the fact that the issue was 22 times oversubscribed. Our stock's very gratifying price performance since its trading began underscores the capital market's high approval of our company and strategy.

Our business model is aimed at identifying opportunities early in the rapidly growing markets of Central and Eastern Europe. By appealing to new customer groups and launching new products and services, we are striving to grow faster than the overall market while maintaining our high profitability. In comparison with the previous year, we increased our balance sheet total by 40.8 per cent to € 40.7 billion and simultaneously raised Group profit by 82.6 per cent to € 382.3 million.

It is especially gratifying that this growth has occurred on a broad basis across all business areas. The continuously positive development in retail banking deserves special mention. We defined retail customers as a new high-growth target group in 1999. Successful cultivation of that segment required a broad and cost-intensive expansion of the distribution network. The success of this strategy is shown by this increasingly growing business area having contributed positively to earnings for the first time in 2004 and then accounting for 20.7 per cent of our pre-tax profit in 2005.

We also expanded our leading regional presence in the past year. After founding our own leasing company in Kazakhstan at the beginning of 2005, we are now present with subsidiaries in 16 markets. We have thus taken another good step toward our goal of being the leading banking group in Central and Eastern Europe. The acquisition of Ukraine based Bank Aval – the standout event of the second half of the year – particularly contributed to that and has set an important course for the future. Together with our existing Raiffeisenbank there, the acquisition has catapulted our Group to the lead position in that market. Ukraine is not only Eastern Europe's second largest market with a population of almost 50 million, but also exhibits significant demand for banking products. With 1,342 business outlets, Raiffeisen International is optimally positioned to meet the high demand for banking services in the entire country and profit more than proportionately in the process. Parallel to that, by adding about 160 new business outlets, we have considerably expanded our branch network to provide customers in the Ukraine with an enhanced access to our products.

As already noted, Raiffeisen International continued its dynamic growth trend in 2005, with a large part of its growth being organic, that is, excluding acquisitions. We maintained our return on equity at a high level of 17.6 per cent, while reducing the cost-income ratio by 1.9 percentage points to 61.6 per cent despite continued high investments.

Growing faster than the market average, gaining market shares, and maintaining a return on equity high are again our primary goals for 2006. The continued rapid transformation of our Ukrainian banks and – after the acquisition of Impexbank closes – the integration process in Russia, by far the region's largest market, are further top priorities.

On behalf of my fellow Managing Board members, I would like to thank the customers and business associates of our Group units for their confidence in us. We also thank our shareholders – those who accompanied us through the IPO as well as the many that have come aboard since then – for their support. That applies, of course, especially to our core shareholder, Raiffeisen Zentralbank. Naturally, the success story of 2005 would not have been conceivable without the dedicated involvement of our staff, whose members now number 43,600. I am especially grateful to them. We look forward to writing another successful chapter together as *the* banking group for Central and Eastern Europe in 2006.



Herbert Stepic
Chairman of the Managing Board Raiffeisen International Bank-Holding AG



Peter Lennkh, Martin Grüll, Rainer Franz, Herbert Stepic, Aris Bogdaneris, Heinz Wiedner

Herbert Stepic
Chief Executive Officer

Martin Grüll
Member of Management Board (Chief Financial Officer)

Heinz Wiedner
Member of Management Board (Chief Operating Officer)

Aris Bogdaneris
Member of Management Board

Rainer Franz
Member of Management Board

Peter Lennkh
Member of Management Board

The Managing Board of Raiffeisen International

The structure of Raiffeisen International, as of 31 December 2005



CEO
Herbert Stepic
CFO
Martin Grüll
Board Member Retail
Aris Bogdaneris
Board Member Corporate & Regions
Peter Lennkh
COO
Heinz Wiedner
Board Member
Rainer Franz
Management Secretariat
Human Resources & Training*
Strategy & Acquisitions
Communications**
Internal Audit**
Legal & Compliance**
Investor Relations
Group Controlling & Accounting
Network Asset & Liability Management
Treasury Coordination
Corporate Risk Management
Retail Risk Management
Consumer Banking
SME Banking
Product Management
Cards
Alliances & Insurance
NWB Services
Corporate Relationship & Banking Alliances
Corporate Banking CEE
Product Development
Leasing International
Real Estate Development
Process & Productivity Management
Organisation & Project Office
Group IT
Shared Service Centres & Country Coordination

* Training and Executive Development report to Rainer Franz.
** Outsourced to RZB.

Supervisory Board's Report



Raiffeisen International Bank-Holding AG (Raiffeisen International) can look back on an outstanding year in 2005. That development again documents the company's good strategic orientation and the quality of its management. Raiffeisen International has its roots in Raiffeisen Zentralbank Österreich AG (RZB) and remains an integral and fully consolidated part of the RZB Group. RZB has bundled its most important group companies in Central and Eastern Europe (CEE) in Raiffeisen International. This effective, focussed subsidiary is ideally positioned to tap the great growth potential of the CEE region.

Raiffeisen International's successful IPO in spring 2005 enabled it to enter a new phase of its dynamic expansion. Its limited circle of owners has been opened up, and many have taken the opportunity to become new shareholders and participate in Raiffeisen International's success.

Being embedded in the RZB Group remains a major advantage for Raiffeisen International. RZB is a stable parent company that provides an excellent framework. Its stake in Raiffeisen International after the IPO amounted to 70 per cent.

Transparent structures and clear rules, including internal accounting at market prices, govern cooperation with our parent company. At the same time, Raiffeisen International has all the controls at its disposal to conduct its business independently and successfully. That – and the certainty of sharing the same interests – gives the new shareholders security and confidence. They also have in Stewart Gager and Peter Woicke professionally experienced and internationally recognised representatives on the Supervisory Board. The two perform their duties independently. Because of the expansion of the Supervisory Board, the following committees had to be formed for the sake of efficient and flexible discussion and preparation: the Working Committee, the Audit Committee, and the Personnel and Strategy Committee. Walter Rothensteiner, Manfred Url, and Karl Sevelda are on the Audit Committee, and Messrs Rothensteiner and Url are on the Work Committee and the Personnel and Strategy Committee.

The Managing Board of Raiffeisen International continuously informed the members of the Supervisory Board or the members of the Committees about important management measures. The company was managed in the framework of open discussion between the Managing Board and the Supervisory Board both at and outside their meetings. At all meetings, the Supervisory Board performed the tasks assigned to it by law and the articles of association in observance of the Austrian Corporate Governance Code.

KPMG Austria GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, audited the accompanying consolidated financial statements (balance sheet, income statement, and notes) and the management's report on the Group as well as the annual financial statements and the management's report on Raiffeisen International. Their audit revealed no grounds for objection and the statutory requirements were satisfied in full, so an unconditional Auditors' Certificate could be issued. The Supervisory Board concurs with the Managing Board's report on the results of the audit and with the proposal regarding the appropriation of profit and has approved the annual financial statements of Raiffeisen International Bank-Holding AG. They are thus final in accordance with Section 125 (2) of the Austrian Companies Act *(Aktiengesetz)*.

On behalf of the Supervisory Board, I wish to thank everyone who has contributed to the success of Raiffeisen International. That includes, of course, the new shareholders. Their confidence and investment in Raiffeisen International are essential prerequisites for the company's successful operation. We are naturally also grateful to the company's Managing Board and to the executives of its subsidiaries. The Supervisory Board also wishes to thank the employees, whose members now number about 43,600. Raiffeisen International's successes would not be conceivable without their dedicated effort, particularly on behalf of their customers.

The auspices for continuing success are good. The Supervisory Board will do its part to ensure that it materialises. In that spirit, we look forward to the shared path ahead in 2006 and beyond.

Vienna, March 2006



For the Supervisory Board
Walter Rothensteiner, Chairman

Overview of Raiffeisen International

A functioning financial infrastructure is a prerequisite for the ever closer interlinking of economic areas within Europe. Raiffeisen International sees itself as a pathfinder and service provider for this development. It places special value providing customers with service and assistance that measure up to international standards.

The RZB Group has been present in Central and Eastern Europe for almost 20 years. Its first subsidiary bank was founded in Hungary in 1986 and commenced operations the following year. Since that time, the network has grown both organically and through acquisitions. Raiffeisen International's largest acquisition to date was made in 2005 with the purchase of Bank Aval in Ukraine.

The business focus is on retail banking and the regional focus on the two areas of Southeastern Europe and the CIS countries. Altogether, the network was serving 9.7 million customers with more than 43,600 employees in 2,443 business outlets at the end of December.

Our IPO in April 2005 was a milestone in the development of Raiffeisen International. In the process, we placed shares with a total value of more than € 1.1 billion. The strong demand for the issued shares and gratifying development of their price reflects the market's approval of our strategic orientation toward the growth markets of Central and Eastern Europe.



The Gable Cross – trademark of the Raiffeisen Banking Group

The Gable Cross is the trademark used by every member of the Raiffeisen Banking Group. It consists of two stylized horse's heads crossed and attached to the gable of a house. It is a symbol of protection rooted in old European traditions. A gable cross on the roof was believed to protect a house and its occupants from outside dangers and to ward off evil. It stands for the protection and security that the members of the Raiffeisen Banks enjoy through their self-determined collaboration. Today, the Gable Cross is one of Austria's best-known trademarks, and it is in use around the world, particularly within the scope of RZB's homogeneous branding in Central and Eastern Europe.

At the end of December 2005, Raiffeisen International had network banks and leasing companies in 16 markets of Central and Eastern Europe (CEE). We also have representative offices to serve the markets of Moldavia and Lithuania. Raiffeisen International network banks are among the three largest banks in seven markets and are Number One in four of those: in Albania, Bosnia & Herzegovina, Serbia & Montenegro and Ukraine.

In addition to 16 network banks, many specialist companies, primarily leasing businesses, are collected together under the umbrella of Raiffeisen International. Altogether, the Group has 65 subsidiaries and associated companies.

Network banks of Raiffeisen International

As at 31 December 2005	Balance sheet total in € mn	Change*	Business outlets	Number of staff	Operational since (year of takeover)
Raiffeisen Bank, Hungary	4,913	13.8%	99	2,162	1987
Raiffeisen Bank Polska, Poland	2,860	6.3%	83	2,011	1991
Tatra banka, Slovakia	4,862	12.4%	136	3,262	1991
Raiffeisenbank, Czech Republic	2,619	26.1%	50	1,119	1993
Raiffeisenbank Bulgaria, Bulgaria	1,436	40.0%	74	1,309	1994
Raiffeisenbank Austria, Croatia	3,896	22.3%	39	1,515	1994
Raiffeisenbank Austria, Russia	3,915	86.6%	27	1,674	1997
Raiffeisenbank Ukraine, Ukraine	1,230	96.1%	39	1,593	1998
Raiffeisen Bank, Romania	3,028	45.2%	216	4,775	1998 (2001)
Raiffeisen Bank Bosna i Hercegovina, Bosnia and Herzegovina	1,286	22.1%	68	1,167	1992 (2000)
Raiffeisenbank, Serbia and Montenegro	1,410	61.2%	45	1,294	2001
Raiffeisen Krekova banka, Slovenia	910	36.0%	13	323	1992 (2002)
Raiffeisen Bank Kosovo, Kosovo	264	76.3%	29	354	2001 (2002)
Priorbank, Belarus	641	33.7%	43	1,820	1989 (2003)
Raiffeisen Bank, Albania	1,651	0.2%	87	1,089	1992 (2004)
Bank Aval, Ukraine	3,381	-	1,342	16,645	1992 (2005)
Subtotal network banks	38,303	40.3%	2,390	42,112	
Raiffeisen-Leasing International (subgroup)	2,281	30.4%	51	1,113	-
Other / consolidation	110	-	2	389	-
Total Raiffeisen International	40,695	40.8%	2,443	43,614	-

* Growth in local currencies differs due to the euro exchange rates.

Numerous awards confirm strategy

Numerous international awards from renowned institutions have more than adequately confirmed the out-standing position of Raiffeisen International in the Central and Eastern European countries. Among the most important are:


The Banker
Bank of the Year 2005
Emerging Markets


World's Best Trade Finance Banks · 2005
Global Finance


EUROMONEY
2005
Awards for excellence

- Bank of the Year 2005 in Emerging Markets, *The Banker*
- Best Bank in Central and Eastern Europe, *Euromoney*
- Best Bank in Central and Eastern Europe, *Global Finance*



"We intend to keep growing faster than the market"

Interview with Herbert Stepic, Chairman of the Managing Board of Raiffeisen International Bank-Holding AG

The year 2005 was very successful for Raiffeisen International. Are you satisfied with how things went?
The year could hardly have gone better. We broke all records in Austria with our IPO. The stock was 22 times oversubscribed. We could have placed the entire issue in Austria, and in the end more than 80,000 Austrian private investors subscribed shares. All in all, we got a very friendly reception from the capital market. In line with our outstanding performance and earnings situation, our stock price also performed very satisfactorily. In retrospect, the decision to go public was absolutely correct. However, we have also shown that we are consistently implementing our strategy.

You mean the acquisition of Bank Aval and the current takeover of Impexbank in Russia?
Those are very concrete and essential steps toward implementing our customer and regional strategy of strong business expansion in the retail segment, which includes private individuals and small and medium-sized enterprises, and in the fast-growing CIS markets. But it would be wrong to reduce our recent successes to those two acquisitions. We were able to maintain our momentum and again grew more strongly than the already fast-growing banking market. The rise of our retail clientele also reflects this trend. We wanted to increase their number from 5.0 to 5.9 million on our own, excluding acquisitions. What we achieved was 6.4 million retail customers, a result in which we take great pride.

How many customers will the acquisitions add?
Bank Aval will add about three million retail customers, and Impexbank about 300,000. That makes us the largest banking group in Ukraine and one of the leading banks in Russia. By acquiring Impexbank, we will have an almost nationwide branch network and save at least four years of branch expansion on our own. Together with our existing Raiffeisenbank in Russia, we will be the largest foreign banking group in the country. Additionally we will have an excellent basis to dynamically expand retail business in a market with a population of almost 150 million.

What are the primary goals for 2006?
Our top priority is to complete the transformation process in Ukraine quickly. We are absolutely in line with our ambitious schedule and are striving for the legal merger of the two banks – Bank Aval and Raiffeisenbank – this year. As a first step, the areas of risk management and treasury have been combined into Group functions. We would like to prepare the operational merger, that is, the combination of all processing systems and back-office functions, in essential respects this year and complete it in 2007. We know that we have to utilise our early-mover advantage in Ukraine, as our expansion has already drawn our competitors' attention to the market's huge potential.

When and how will Impexbank be integrated into the Group?
The transaction will close after all the government approvals have been obtained. The legal and operational merger is planned for 2007. Increasing our share of the Russian market was one our primary goals for 2006. So, we are also very well on schedule there.

And where would you like to be by year's end in the most promising customer segment, retail banking?
Including Bank Aval, we now have about 9.7 million customers. Our plan is to expand that organically – without new acquisitions – to 11 million. In terms of products, we want to focus more on unsecured personal loans. We also plan to expand our asset management activities in the better developed markets and establish them in the less developed markets. A programme to enhance our sales team's efficiency will support us in implementing that. In all this, of course, we also have to keep an eye on the risk aspect. This large number of measures does not mean, however, that we are focusing exclusively on the retail banking market. We also equally want to score points with corporate customers and further increase our good market share. Overall, we want to grow more strongly than the market in all customer segments again in 2006.

What will the emphasis be in the case of corporate customers?
Due to our Number One position in Ukraine and as the leading Western bank in Russia, we have become an even more attractive partner to our international customers than we previously had been. In local business, we plan an offensive in the middle market.

But the focus will probably continue to be on leasing business?
Of course. We initiated a reorganisation in that area last year that involves decentralising the business. The leasing business used to be strongly controlled from Vienna. As a result of the restructuring, our network banks now have more responsibility for that. We expect not only a surge in business, but also see potential for cost reduction.



The area of operations and IT will probably remain a substantial cost pool. What plans do you have there?
We are continuing to work systematically on improving business processes and harmonising the IT architecture. However, precisely for cost reasons, the introduction of standardised systems without regard for the environment is not always sensible. We are working all out to implement standard systems in areas where products and processes are nearly the same, as in treasury, card settlement, and risk management. Group-wide use of the Six Sigma method enables us not only to optimise processes continuously, but also to create internal benchmarks. Especially in the case of banks with large branch networks, like Bank Aval, we will centralise processing as far as possible in service factories and simultaneously orient and train personnel in the branches with a view to customer service and sales. We also plan in some areas – either regionally or Group-wide – to bundle processing activities in order to gain further synergies. In addition, we are seeking to reduce costs considerably by centralising purchasing and procurement.

Getting back to the acquisitions. Is your acquisition target for 2006 met with the Russian deal? In what markets do you still intend to expand?
In principle, we have realised the main expansion goal for this year with this acquisition. We are not actively looking for banks now that we could acquire. However, we constantly keep our eyes open and will certainly not let unique opportunities get away from us. In regard to markets, we have always said that we can imagine a future addition to our network in Central Asia.

Aren't you gradually reaching the limits of your management capacity and capital base?
Thanks to our good positioning – especially in the CIS region – we are able to prepare and execute relatively large acquisition projects. We have the necessary human resources and, by means of intensive Group-wide training and programmes to promote junior staff, are deliberately creating the capacities to fill management positions. As far as our capital is concerned, we continue to have sufficient resources at our disposal. In addition, we have enough room to raise hybrid Tier 1 capital. That involves forms of capital that represent core capital of high value from a regulatory standpoint without dilution of existing shareholdings. So, the financing of our growth is assured. We will, therefore, again be a very major player in Central and Eastern Europe's banking business in 2006.

Stock of Raiffeisen International

Excellent start on the Vienna Stock Exchange

The stock of Raiffeisen International Bank-Holding AG has been quoted on the Vienna Stock Exchange since 25 April 2005. The issuance price was € 32.50. The opening price on the first day of trading was set at € 39.00. The capital market has thus clearly demonstrated its approval of the stock issue and the related strategic orientation of Raiffeisen International.

There was huge demand for the stock already in the subscription phase. Orders totalling 680 million shares caused the issue to be 22 times oversubscribed. Austrian private investors placed about 84,000 subscription orders for more than 34 million shares. The allotment for all shareholders had to be reduced accordingly.

The share price advanced to € 55.55 by the end of the year, which represents a plus of more than 70 per cent on the issuance price. Based on the issuance price, the company's market capitalisation amounted to € 4.6 billion. It rose to more than € 7.9 billion by the end of 2005.

Biggest IPO in Austria

The stock was placed with investors in the framework of a public offering in Austria and on the international capital market. A greenshoe of 4.4 million shares was fully exercised. The total number of shares placed was 34.3 million. The proceeds amounted to € 1.1 billion, one of the largest issue volumes placed in Austria. The issue proceeds have been used for further expansion of our network in Central and Eastern Europe, including the acquisition of Bank Aval in Ukraine.

Price performance of Raiffeisen International stock versus the ATX and DJ EURO STOXX Banks

Issuance price of € 32.50 = index base



€ 60
€ 55
€ 50
€ 45
€ 40
€ 35
€ 30
April
May
June
July
August
September
October
November
December 05
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Strong core shareholder

Since the IPO, the number of shares outstanding amounts to 142.8 million. The free float is 30 per cent. Raiffeisen International's main shareholder is Raiffeisen Zentralbank Österreich AG (RZB), which owns 70 per cent. At the time of the IPO allotment, institutional investors received about 14 per cent in Raiffeisen International, private investors about 10 per cent, the International Finance Corporation (IFC), a member of the World Bank Group, and the European Bank for Reconstruction and Development (EBRD) about 3 per cent each.

The distribution by geographic criteria shows that about half the shares were placed in Austria, where 40 per cent went to private shareholders and 9 per cent to institutional investors. The remainder was placed in Great Britain (16 per cent), other EU countries (14 per cent), the United States (11 per cent), Switzerland (6 per cent), and other countries.

Index (selection)	*Number of stocks in the index*	*Weight of RI in the index (rounded)*
ATX	*21*	*8%*
ATX Five	*5*	*12%*
ATX Prime	*41*	*7%*
Dow Jones EURO STOXX	*321*	*<0.1%*
Dow Jones EURO STOXX Banks	*48*	*<1%*
Dow Jones STOXX 600	*600*	*<0.1%*

Admission to major indices

Immediately after the IPO, the stock was admitted to the *ATX*, the most important Austrian index. It is also represented in the *ATX Five*, which comprises the five largest ATX securities. As the year proceeded, the stock was admitted to the Dow Jones EURO STOXX Banks, the benchmark index for European banks, as well as to other indices.

Top performer on the Vienna Stock Exchange

Raiffeisen International measured up to its claim to be a growth stock exclusively invested in Central and Eastern Europe and registered impressive performance. At € 39.00, the initial price setting was 20 per cent above the issuing price of € 32.50. Shareholders, who have participated in Raiffeisen International since the issue, saw their investment grow by more than 70 per cent in the period to the end of December. That surpassed not only the ATX (plus 39 per cent), but also the Dow Jones EURO STOXX Banks, the European benchmark index for banks, which only gained 24 per cent.

The stock has also shown suitable liquidity in respect to trading volume. From the issue date to the end of December, it registered trading volume of more than 45 million shares, with a total amount of € 2.1 billion. On average, about 264,000 shares were traded daily on the Vienna Stock Exchange.

Capital market communication

Following the Austrian and international roadshow for the IPO, which took place over 13 days in 17 cities in 10 different countries in Europe and the United States, continuous communication with the capital market began after the end of the required blackout period. Besides many visits by investors and analysts in Vienna, Raiffeisen International also attended several investor conferences – in Warsaw in May, in London in September and in Prague in November. The company presented to US investors in September at a roadshow in New York.

Raiffeisen International held a *Capital Markets Day* in October at Schönbrunn Castle in Vienna to give institutional investors and analysts detailed information, especially about our latest acquisition, Bank Aval in Ukraine. For that occasion, we prepared our *Investor's Handbook*. That publication is available in English at our website: www.ri.co.at → Investor Relations → RI Facts & Figures → Capital Markets Day.

For our many private shareholders, Raiffeisen International attended the *Gewinn-Messe* (Gewinn Trade Fair) in Vienna and the *Anlegerforum* (Investor Forum) in Salzburg. The acquisition of Bank Aval and further expansion measures were also the focus at both events.

Raiffeisen International offers an e-mail service to ensure that the capital market and private shareholders receive uniform information simultaneously. Interested parties may register for this information service at www.ri.co.at → Investor Relations → Ordering and E-mail Service.

Coverage

As at the end of December, Raiffeisen International was comprehensively covered by 14 investment banks and analyst firms. Up to that time, 40 research reports had been written about Raiffeisen International. Some of those are available on the internet as PDFs at www.ri.co.at → Investor Relations → RI Shares → Analyst Reports. To date, reports on Raiffeisen International have been written by analysts at the following firms:

Bank Austria Creditanstalt
Banque SYZ
Cheuvreux
Deutsche Bank
Erste Bank
Fox-Pitt, Kelton
GSC Research
KBW – Keefe, Bruyette & Woods
Merchant Securities
Merrill Lynch
Morgan Stanley
Raiffeisen Centrobank
SRC
UBS

Dividend proposal

The annual meeting for all shareholders will be held on 7 June 2006 at the Austria Centre in Vienna. A dividend of € 0.45 per share will be proposed at the annual meeting. The payout will therefore amount to about € 64.2 million. That yields a payout ratio of 16.8 per cent.

Year	*Dividend in € millions*	*Dividend per share in €*
2001	*17.0*	*0.17*
2002	*13.0*	*0.13*
2003	*33.0*	*0.33*
2004	*38.8*	*0.31*

The new shareholders who subscribed shares in the IPO or purchased them after the listing on the Vienna Stock Exchange are fully entitled to dividends for the year 2005. The dividend will be paid out on 13 June 2006 to the shareholders via the banks that maintain their securities accounts based on holdings as at 12 June 2006.

Stock data

Price on 31 December 2005	€ 55.55
High/low (closing prices), 25 April to 31 December 2005	€ 59.40 / € 39.25
Earnings per share for the full year 2005	€ 2.79
Market capitalisation as at 31 December 2005	€ 7.9 bn
Average daily trading volume (single counting), 25 April to 31 December 2005	264,000 shares
Trading volume from issue date to 31 December 2005 (single counting)	€ 2,129 m
Free float	30%

Stock details

ISIN	AT0000606306
Ticker symbols	RIBH (Vienna Stock Exchange), RIBH AV (Bloomberg), RIBH.VI (Reuters)
Market segment	Prime Market
First trading day	25 April 2005
Issuing price per share	€ 32.50
No. of shares outstanding	142,770,000

2006 financial calendar

30 March	2005 Annual report, analyst conference and conference call
26 April	Beginning of quiet period
10 May	1st quarter report and conference call
7 June	Annual meeting, Vienna
13 June	Ex-dividend day and dividend payment day
27 July	Beginning of quiet period
10 August	1st half report and conference call
13 October	Capital Markets Day, Kiev
26 October	Beginning of quiet period
9 November	1st – 3rd quarter report and conference call

Investor relations contact

E-mail: investor.relations@ri.co.at, Website: www.ri.co.at → Investor Relations
Phone: +43-1-717 07-2089, Fax: +43-1-717 07-2138

Raiffeisen International Bank-Holding AG, Investor Relations
Am Stadtpark 9, 1030 Vienna, Austria

Corporate governance

The central guidelines for Raiffeisen International in implementing modern corporate governance are the trusting and efficient cooperation of the various corporate bodies, protection of shareholder interests, and open and transparent communication. Raiffeisen International therefore welcomes the Austrian Corporate Governance Code, which was established in September 2002. The full text of the Code is available on our website: www.ri.co.at → Investor Relations → Corporate Governance. With its listing on the stock exchange, Raiffeisen International agreed to comply with the Austrian Corporate Governance Code. These comments regarding compliance with the Code in the period from the listing to the end of 2005 refer to the Code as amended in February 2005. However, the company is already in compliance with large parts of the Code as amended in January 2006. Appropriate measures are planned in areas where adjustments are still needed.

Information for everyone

Open and transparent communication with shareholders and the interested public is a special concern. Raiffeisen International therefore offers extensive information on its website:

- Articles of Association of Raiffeisen International as PDF to download
- Directors' dealings
- News: Ad hoc announcements and press releases
- Financial reports: Interim and annual reports
- Financial calendar: Report publication dates and annual meeting and dividend payment dates
- Share price chart and information
- Analyst reports, including PDFs of some reports to download
- Facts and figures: Strategy, shareholder structure and data overview
- Ordering and e-mail service: Requesting printed materials and joining the investor relations mailing list

Managing Board and Supervisory Board

The Managing Board has six members and manages the company. The structure of Raiffeisen International presented on page 39 gives an overview of the responsibilities of the individual Managing Board members. The Supervisory Board also has six members. Four of them, Walter Rothensteiner, Manfred Url, Patrick Butler and Karl Sevelda are also members of RZB's Managing Board. The independent members of the Supervisory Board are Stewart D. Gager and Peter L. Woicke. To create clear structures internally, the rules of procedure of the Managing Board, the Supervisory Board and the Working, Audit, and Personnel Committees assign well defined responsibilities. In that way, control and management of the company is achieved that is oriented to the future and accords with modern entrepreneurial principles.

Annual meeting

The annual meeting will be held on 7 June 2006 at the Austria Centre in Vienna. The invitation will be published at least three weeks in advance of that date. Raiffeisen International is committed to the *one-share-one-vote principle.* All shareholders are therefore treated as equals. In addition to voting to discharge the Managing Board and the Supervisory Board and electing a new Supervisory Board, the shareholders will vote on the use of profit and thus on the amount of the dividend. To increase the transparency of the annual meeting, the opening and the speech of the Managing Board chairman will be broadcast live on the internet.

Declaration regarding the Corporate Governance Code

Rule 16 says that the Managing Board shall be constituted of several persons, with one member acting as the chairperson of the Managing Board. Internal rules of procedure of the Managing Board shall define the distribution of responsibilities and the mode of cooperation between management board members. The Managing Board of Raiffeisen International has six members, and its chairman is Herbert Stepic. The distribution of responsibilities among Managing Board members is regulated outside of the rules of procedure.

Rule 28 deals with stock option plans: If a stock option plan is proposed, the parameters of comparison to be applied shall be defined in advance and may include, for example, the performance of stock indices, share price targets, or other suitable benchmarks. Retroactively changing performance goals (repricing) is to be avoided. All changes are to be disclosed and explained. Blocking periods and exercise periods as well as exercise windows are to be defined. When defining a stock option plan, the goal of achieving sustainable value creation by the company shall be kept in mind. Decisions on the introduction of stock option plans for the Managing Board and any changes relating to such plans shall be taken at the annual meeting.

On 9 August 2005, Raiffeisen International published the report required by the Austrian Stock Corporation Act *(Aktiengesetz)* in the Official Gazette *(Amtsblatt zur Wiener Zeitung)* regarding the establishment of a share incentive program for conditionally allotting stock to members of the Managing Board and executive employees. The details concerning the relevant performance criteria are presented on page 139. No repricing has occurred since that time. At the end of the program's term, the shares will be automatically allotted to the participants to an extent determined by the fulfilment of the performance criteria. Blocking and exercise periods and exercise timeframes are therefore not necessary due to the structure of the program. Thanks to the definite performance criteria, consideration is given to sustainable creation of value by the company. The share incentive program has been approved by the Supervisory Board. Further details about the program and the related repurchase of stock are available at our website: www.ri.co.at → Investor Relations → RI Shares → Share Incentive Program.

Acquisition of Bank Aval

Number One in Ukraine with Bank Aval

The acquisition of *Joint Stock Post Pension Bank Aval* (Bank Aval) is a milestone in the expansion of Raiffeisen International's network. This transaction fits seamlessly into the series of acquisitions since the beginning of 2000, which complement our strong organic growth. The strategic importance of this acquisition for Raiffeisen International cannot be overstated. By combining Raiffeisenbank Ukraine with Bank Aval, we have become the Number One in Ukraine, a market with a population of almost 50 million, in addition to Albania, Bosnia and Herzegovina, and Serbia and Montenegro. Bank Aval brings about 1,300 business outlets, 3.3 million customers, and about 17,000 employees to the Raiffeisen network. At the end of 2005, the bank's assets amounted to € 3.4 billion. The two institutions fit together well. Bank Aval is one of the leading banks in Ukraine, with large market shares in all business areas. Raiffeisenbank has great experience in serving commercial and international customers. The strategic goal is to maintain and expand market leadership in Ukraine.

The potential for future growth in the banking sector is clearly indicated by past development. While the aggregate balance sheet totals of all Ukrainian banks stood at about € 11.5 billion at the end of 2002, that figure grew to € 28.5 billion by the end of the first half of 2005. Especially significant growth is expected to continue for retail banking business. In line with the economic trend and rising incomes, demand will also increase for previously seldom-sought products. Continuous growth may be expected especially in loans to households. The ratio of household loans to GDP in Ukraine at the end of 2004 was only a little over 4.5 per cent. That is more than the average for the CIS countries of 3.8 per cent, but significantly less than in other growth regions such as Central Europe with 12.4 per cent and Southeastern Europe with 11.9 per cent. The comparable value for the euro area is 50.2 per cent. Further momentum for the banking sector could derive from the upcoming privatisation of existing state-owned banks. From a macroeconomic perspective, impetus might also come from admission to the World Trade Organisation planned for 2006.

Transaction details

After several months of negotiations and a due diligence examination of Bank Aval, the contract of sale was signed in Kiev on 20 August. Approvals then had to be obtained from the National Bank of Ukraine and other relevant authorities in Ukraine and Austria to formally close the deal. The approvals were issued and the closing occurred on 20 October. The purchase price for a 93.5 per cent stake in Bank Aval amounted to USD 1,028 million, one of the largest transactions in Austrian economic history. Raiffeisen International has undertaken the obligation to buy the shares of the remaining minority shareholders – Bank Aval is listed on the Kiev Stock Exchange – at the same price per share.

Clear implementation of growth strategy

The acquisition of Bank Aval is a consistent step in our strategy of growing primarily in the CIS countries and in Southeastern Europe, and there especially in retail banking business. As a "young bank" founded by private individuals in 1992 after the shift to free enterprise in Central and Eastern Europe, it has trained excellent and motivated employees and hence appropriate expertise in developing the fast-growing Ukrainian market. Most of Bank Aval's customers are small and medium-sized enterprises (SMEs) and private individuals, on which our growth strategy primarily focuses. The rapid economic growth gives rise overall to corresponding growth potential for Ukraine and especially for the banking sector as a financial intermediary. With its established expertise in developing these markets, Raiffeisen International will be in a position to quickly realise that potential.

Acquisition of Ukrainian Processing Centre

Ukrainian Processing Centre JSC (UPC) was acquired for a purchase price of USD 32 million. The UPC's range of services includes authorising local and international payment card transactions, technical support for POS terminals, developing and managing ATM networks, and regional interbank clearing. This acquisition enables Raiffeisen to centralise processing functions more and thus achieve further economies of scale.

Integration steps

After the deal was closed in October 2005, the emphasis was set for the integration process. The back-office functions and IT systems will gradually be combined during a two-year transformation phase. The complete operational merger of the two banks, including harmonisation of the correspon-ding IT systems and combination of back-office functions, will be completed by 2008 at the latest. The possibility of an earlier legal merger of the two banks, i.e., registration of a legal business entity under a single name and management, is planned for the current year.


Successful greenfield strategy ...
Hungary
Slovakia
Bulgaria
Russia
Ukraine
Poland
Czech Republic
Croatia
Romania
Serbia & Montenegro
1987
1991
1993
1994
1997
1998
2000
2001
2002
2003
2004
2005
2006
Bosnia & Herzegovina
Romania
Slovenia
Kosovo
Belarus
Albania
Ukraine
Impexbank
... supplemented by targeted, lucrative acquisitions

Group Management Report*

General economic environment

Upswing in the second half of the year

After record growth in 2004, economic expectations for 2005 were more cautious, which proved correct in the first half of the year. However, a significant upturn of the growth trend is discernible in figures for the third quarter of 2005. For Poland, Slovakia, Slovenia, the Czech Republic, and Hungary (CE), average economic growth in 2005 is estimated at 4.0 per cent (2004: 5.0 per cent). The Southeastern European markets (Albania, Bosnia and Herzegovina, Bulgaria, Kosovo, Croatia, Romania, and Serbia and Montenegro; SEE) probably grew by 4.5 per cent on average (2004: 7.0 per cent). This decline mainly reflects the cooling of the Romanian economy (2005: about 4.0 per cent), which still ran the risk of overheating in 2004 with a real economic growth rate of 8.3 per cent. As in the year before, the CIS countries (Belarus, Russia, and Ukraine) achieved the strongest average GDP growth compared with the region's other countries at 5.9 per cent (2004: 7.8 per cent).

Apart from country-specific developments, great importance for the new member states attaches to growth in the "old" EU countries, which are among their main trading partners with Germany at the fore. The year 2005 saw a mild slowing of economic activity internationally. Real economic growth in the Eurozone probably amounted to 1.5 per cent (2004: 1.8 per cent). The slowing was somewhat more pronounced in the United States, even though GDP growth there came to 3.5 per cent (2004: 4.2 per cent) and was thus still significantly above the Eurozone's. As in the year before, gross fixed capital formation was a substantial economic engine in the countries of Central and Eastern Europe (CEE) in 2005. That is attributable, on the one hand, to the continuing inflow of foreign direct investments and, on the other, to improvement of the corporate earnings situation and the increasing willingness of banks to extend credit to small and medium-sized enterprises. In addition, the business environment for the new member states, candidate countries, and countries seeking candidate status is continuously improving thanks to the EU integration process. The construction of new and modernisation and expansion of existing production plants should contribute positively to export and economic growth in the coming years.

Annual real GDP growth, in per cent


9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2002
2003
2004
2005e
Eurozone
CE
SEE
CIS

Sources: Local national statistical offices,
Vienna Institute for International Economic Studies (WIIW), Raiffeisen RESEARCH

* *The Group Management Report encompasses the pages 55 to 80.*

Declining inflation rates in CE and SEE – inflation increase in Russia and Ukraine

Despite the severe rise of oil prices, the average inflation rate in CEE declined in 2005 with few exceptions. In some of the new EU member states, there had been significant increases of regulated prices and indirect taxes in 2004 in connection with accession to the EU. The resulting impact on inflation rates abated in the subsequent year. Added to that was a favourable development of the currencies, which appreciated against the euro, in some cases sharply. That had a dampening effect on prices of imported goods and partly offset the rise of oil prices. As a result, inflation rates in CE, at 2.4 per cent, were on average almost 2 percentage points lower than in the year before (2004: 4.3 per cent). Except for Serbia, where a severe rise of inflation to above 10 per cent was registered in 2005, the disinflation trend in SEE continued and the average inflation rate declined to 7.6 per cent (2004: 8.2 per cent). On the other hand, the CIS countries experienced an increase of average inflation rates to 12.5 per cent (2004: 11.1 per cent) due to price development in Russia and Ukraine.

Further interest rate convergence in CEE

Significantly declining inflation rates and strong currency development allowed central banks to lower their key interest rates in the course of 2005. The largest interest rate cut on the financial markets of the new EU member states was in Hungary, where the central bank lowered key interest rates by 3.5 percentage points to 6.0 per cent, after the inflation rate had also fallen by more than 3 percentage points. The Polish, Slovakian, and Czech central banks also reduced their key interest rates – in the case of the Czech Republic to even below the ECB's interest rate level. The greatest jump in key interest rates was in Romania. While they still stood at 17 per cent at the end of 2004, the gradual opening of the capital market – foreigners have been allowed to make deposits in leu since mid-2005 – and the resulting nominal revaluation of the currency prompted the central bank to lower its key interest rates by 9.5 percentage points to 7.5 per cent at year's end.

Strong currency development in CEE

Except for the Hungarian forint and the Slovenian tolar – Slovenia joined the European Exchange Rate Mechanism (ERM II) in June 2004 and the tolar has been virtually stable since then – the currencies of the new EU member states appreciated against the euro in 2005, in some cases significantly. Slovakia also decided to join the ERM II at the end of November, although that step had been originally planned for mid-2006. The country still aims to join the EU at the beginning of 2009. The Romanian leu registered an especially strong movement, mainly in the first half of the year, which was promoted by the gradual opening of the capital market. On the other hand, the Russian rouble's revaluation against the euro was mainly due to the development of the euro against the US dollar. The latter gained against the euro during the year by about USD 0.18 to USD 1.18 per euro. Despite high inflows from energy exports and resulting current account and budget surpluses, the Russian central bank endeavoured to protect domestic production from the negative consequences of an excessive revaluation of the rouble. The revaluation of the Ukrainian hryvnia against the US dollar in April is mainly to be viewed as an attempt to get rising inflation rates under control. While the hryvnia had been practically fixed at UAH 5.30

against the US dollar since 2001, the central bank allowed the currency to revalue by about 5 per cent to UAH 5.05 in April 2005. The hryvnia appreciated even more against the euro due to the European currency's development against the US dollar.

Banking sector development in CEE

The banking sectors of the countries in CEE have experienced a remarkable development in the 16 years since the beginning of the transformation. In the beginning, the national government faced the challenge of restructuring their financial systems. The key points of the reforms were the introduction of a two-tier banking system, the privatisation of previously state-owned banks, the licensing of foreign banks, and the establishment of a solid legal framework and efficient bank supervision. Realising these projects proceeded at different paces, which resulted in significant country-specific differences in the development of the banking sectors.

Personal loans, in per cent of GDP vs. GDP per capita (at purchasing power parities, in EUR)


Personal loans in per cent of GDP
60%
50%
40%
30%
20%
10%
0%
Eurozone
HR
BH
BG
UA
SM BY
RO
RU
PL
SK
HU
CZ
SL
5,000
10,000
15,000
20,000
25,000
GDP per capita (at PPP), in EUR

Status: 31 December 2004, Sources: Local central banks; Vienna Institute for International Economic Studies (WIIW); Raiffeisen RESEARCH

Boom in consumer and mortgage loans

There has been an outright boom in consumer and mortgage lending that has now spread from the new member states (CE) and Croatia to the other countries of Central and Southeastern Europe. Croatia, Romania, and Bulgaria – all three countries have registered high current account deficits in recent years – stepped up restrictive measures to stem lending growth in 2005. Above all, the increasing share of loans in euros is also causing central banks concern in other countries. However, the volume of those loans in relation to GDP is still low in almost all CEE countries and promises strong growth in this segment for the long term.

High market share of international banks rises further

Besides the already high market share of international banks, the degree of concentration in the CEE banking sectors has increased further. The takeover of *Hypovereinsbank* by *UniCredit* will also contribute to that. The market share of international banks in Ukraine more than doubled in 2005 as a result of Raiffeisen International's takeover of Bank Aval. Overall, this development is likely to continue in the CEE countries. The steadily growing market share of international banks has led to significantly stiffer competition in addition to expertise in modern bank products and efficient risk management.

Market share of banks under foreign control, in per cent of total assets



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Poland
Hungary
Czech Republic
Slovakia
Slovenia
Romania
Bulgaria
Croatia
Serbia and Montenegro
Bosnia and Herzegovina
Albania
Russia
Ukraine (Including Bank Aval)
Belarus
CE
SEE
CIS

Status: 31 December 2004
Sources: Local central banks; Raiffeisen RESEARCH

Raiffeisen International has the densest network

The bank groups operating in CEE are pursuing different strategies, which are reflected in their market involvement. While some concentrate on high market shares in a small number of markets, Raiffeisen International pursues a more broadly based strategy that covers the entire region. Raiffeisen International is present in the region with network banks and leasing companies in 16 markets and furthermore with two representative offices.

Business trend in 2005

IPO

In April 2005, the stock of Raiffeisen International was listed on the Vienna Stock Exchange in the Prime Market segment. The issuing price was set at € 32.50 per share. Because of high demand, the subscription period was shortened first for private shareholders and then for institutional investors.

Our stock was first quoted on the Vienna Stock Exchange on 25 April 2005, and its initial price was fixed at € 39.00. It was admitted to Austria's most important stock index, the ATX, on 28 April. In the period to the end of December 2005, the stock price advanced by more than 70 per cent to € 55.55, and our market capitalisation increased to € 7.9 billion. The free float amounts to 30 per cent.

Acquisition of Bank Aval

On 20 August, negotiations to purchase *Joint Stock Post Pension Bank Aval*, a Ukrainian firm, were concluded. The transaction closed in October. Raiffeisen International paid a price of USD 1,028 million for the acquisition of a 93.5 per cent stake. Raiffeisen International has agreed to purchase the stock of the remaining minority shareholders – Bank Aval is listed on the Kiev Stock Exchange – at the same price per share.

The acquisition has increased the number of our customers in Ukraine by more than 3.2 million and has added about 1,342 business outlets to our network (figures as of the end of December 2005). Bank Aval's assets amounted to € 3.4 billion at the end of 2005. As measured by balance sheet totals, Raiffeisenbank Ukraine and Bank Aval together have a market share of more than 11 per cent. That makes Raiffeisen the Number One banking group in Ukraine. We also acquired *Ukrainian Processing Center, JSC (UPC)*. The price for that was USD 32 million.

Strengthening and expanding our network

In January 2005, Raiffeisen-Leasing International, a subsidiary of Raiffeisen International, founded a leasing company in Almaty, Kazakhstan. The number of markets served by our operations thus increased to 16, supplemented by two representative offices in Moldavia and Lithuania.

Raiffeisen International Group managed to raise the number of its customers in 2005 to 9.7 million. Excluding the Bank Aval acquisition, the number increased by 1.4 million customers. Our balance sheet total rose by € 11.8 billion to € 40.7 billion as of the end of 2005.

We made rapid progress in expanding our network last year. We opened 185 new business outlets (excluding Bank Aval), which represents a plus of 20.2 per cent. Including Bank Aval, the number of business outlets grew to more than 2,400. The number of our employees increased accordingly by 90.9 per cent or 20,800 versus the preceding year to about 43,600. The increase without Bank Aval amounted to 18 per cent or 4,118 employees.

Summary of consolidated performance

Since 2001, the consolidated financial statements of Raiffeisen International have been prepared on the basis of the *International Financial Reporting Standards (IFRS)*. The legal situation in Austria is that consolidated financial statements prepared in accordance with internationally accepted accounting principles have an exempting effect in that consolidated financial statements prepared in conformity with the Austrian Banking Act (BWG) and Commercial Code (HGB) are no longer required. However, Raiffeisen International Bank-Holding AG also prepares individual financial statements in conformity with Austrian law, because they provide the formal basis for calculating distributions and taxes.

The majority of Raiffeisen International is held by RZB, which makes it a part of the RZB Group. As a result of Raiffeisen International's IPO in April 2005, RZB's stake has decreased to 70 per cent. The remaining shares are in free float.

Raiffeisen International Group is made up of 16 network banks, 31 finance leasing companies, and a number of financial institutions and bank-related service providers. Regarding changes in the scope of consolidation, please see section *Scope of consolidation* of the notes on page 106.

Several IFRS rules have been changed or newly introduced effective at the beginning of 2005. Their mostly retrospective application required a restatement of the preceding year's figures. However, the resulting divergences from the data presented for the preceding year were only slight. A precise statement regarding the changes is given in the section *"Principles underlying the consolidated accounts"*.

Strong growth of volume and earnings

Although the IPO and the acquisition of Bank Aval were the main themes of 2005, the substantial organic improvements of earnings achieved by Raiffeisen International in all regions and business areas were notable. The volume and earnings increases were most evident in the CIS countries and in Southeastern Europe as well as in retail banking, which has put Raiffeisen International on an even broader basis than before.

Profit (after minority interests) reached € 382 million, which represents an increase by more than 83 per cent, or € 173 million, compared with the preceding year's € 209 million. Taking into consideration capital consolidation effects, the companies newly included in the scope of consolidation accounted for 8 per cent, or € 14 million, of that earnings growth. Stronger currencies throughout the CEE region had a positive earnings effect of about € 8 million. Organic growth thus came to 72 per cent, or € 151 million.

At € 40.7 billion, the *balance sheet total* crossed the € 40 billion threshold for the first time. Compared with the preceding year, in which it was € 28.9 billion, the consolidated balance sheet total rose by 41 per cent, or € 11.8 billion. The doubling of the balance sheet total within two years clearly reflects the continuing significant growth of business volume.

The table below reviews the development of key items in the consolidated income statement:

Development of Raiffeisen International's consolidated income statement

€mn	**2005**	**Change**	**2004***	**2003**
Net interest income	*1,202*	*49.6%*	*803*	*564*
Net commission income	*407*	*35.8%*	*300*	*213*
Trading profit	*301*	*36.6%*	*220*	*242*
Other operating profit (loss)	*(22)*	*(13.3%)*	*(26)*	-
Operating income	***1,887***	***45.5%***	***1,297***	***1,018***
Staff expenses	*(552)*	*45.0%*	*(381)*	*(297)*
Other administrative outlay	*(480)*	*38.2%*	*(348)*	*(274)*
Depreciation/amortization/write-downs	*(130)*	*37.0%*	*(95)*	*(87)*
General administrative expenses	***(1,162)***	***41.2%***	***(823)***	***(659)***
Profit from operatin activities	***725***	***52.9%***	***474***	***360***
Provisioning for impairment losses	*(167)*	*21.6%*	*(137)*	*(49)*
Profit before tax	*569*	*66.8%*	*341*	*277*
Profit after tax	*460*	*70.4%*	*270*	*227*
Consolidated profit	*382*	*82.6%*	*209*	*179*

** Because of amended and new IFRS rules, the 2004 comparative figures have been adjusted slightly.*

The significant earnings improvement in operating business was not influenced by appreciable one-off effects. The increase of *operating income* by 46 per cent, or € 590 million, to € 1,887 million is a result of all major earnings components. However, special note should be taken of net *interest income,* which grew above average by nearly 50 per cent. In addition to the acquisition in Ukraine, organic expansion of the distribution network and range of services was again accelerated in 2005. *General administrative expenses* consequently increased by 41 per cent, or € 339 million, in line with development of the balance sheet total.

Development of the cost-income ratio



€mn
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
72%
70%
68%
66%
64%
62%
60%
58%
56%
70.3%
64.7%
63.5%
61.6%
726
510
1,018
659
1,297
823
1,887
1,162
2002
2003
2004
2005e
Operating income
General administrative expenses
Cost/Income Ratio

The *cost-income ratio,* a measure of efficiency, improved as planned from 63.5 per cent to 61.6 per cent as a result of higher operating income and is thus on its way to our medium-term target of below 60 per cent.

Slight shifts in the composition of operating income resulted from our strategic focus on retail banking business and stronger presence in high-margin markets.


Structure of profits
€mn
2,000
1,500
1,000
500
0
(500)
726
27%
19%
54%
1,018
24%
21%
55%
1,297
17%
23%
62%
(2%)
1,887
16%
21%
64%
(1%)
2002
2003
2004
2005
Net interest income
Net commission income
Trading profit
Other operating profit (loss)

Net interest income grew by almost half from € 803 million to € 1,202 million. Its share in operating income thus amounted to 64 per cent, which was 2 percentage points above the preceding year's figure. In absolute terms, *net commission income* also increased significantly by 36 per cent to € 407 million, as did *trading profit* by 37 per cent to € 301 million. However, their shares in operating income decreased by 1 and 2 percentage points respectively. Other operating profit/loss played a minor role in the composition of the income statement, with a loss of € 22 million.

At € 167 million net, *provisioning for impairment losses* also developed satisfactorily, rising by only 22 per cent, or € 30 million. That is a clear indication of the good quality and broad diversification of the existing loan portfolio, as the increase was below both the growth of operating income and that of lending volume, which was 52 per cent. As planned, provisioning for retail customers, at € 96 million, for the first time exceeded provisioning for corporate customers, at € 72 million. There is also a balanced regional distribution of provisioning viewed in absolute terms, with the regions with higher margins showing pro rata the higher provisioning needs.


Development of profit and return on equity
€mn
3,000
2,500
2,000
1,500
1,000
500
0
30%
25%
20%
15%
10%
5%
0%
882
175
19.9%
1,147
277
24.1%
1,535
341
22.2%
2,608
569
21.8%
2002
2003
2004
2005
Average equity
Profit before tax
ROE before tax

The increase of *income tax* by 53 per cent to € 109 million was slightly less than proportionate relative to earnings development. That is partly due to the use of tax loss carryforwards and the first-time application of the taxation of fiscal unities in Austria. *Profit after tax* rose by 70 per cent from € 270 million to € 460 million. This stronger increase compared with profit from operating activities (plus 53 per cent) is attributable to the already described less than proportionate increases of provisioning for impairment losses and of the tax burden.

Minority interests in profit also grew less than proportionately by 28 per cent from € 60 million to € 77 million. That was because the profit increases came mostly from those Group units that have few to hardly any minority shareholders.

Consolidated profit apportionable to Raiffeisen International came to € 382 million and was thus 83 per cent, or € 173 million, higher than in the preceding year. Earnings per share derived from that improved by € 0.86 from € 1.93 to € 2.79.

A two-for-one stock split was performed in 2005. In addition, new shares were issued in the framework of our IPO. The average number of outstanding shares in the year under review consequently amounted to 137.1 million (preceding year: 108.2). Despite the greatly increased equity base resulting from the issue of new shares and from allocation to reserves in 2004 (rise of average equity by almost 70 per cent to € 2,608 million), the return on equity (ROE) before tax fell only slightly by 0.4 percentage points to 21.8 per cent.

Segment results by business area

The gratifying development of Raiffeisen International is also evident in the reports from our business segments, all of which increased their earnings significantly.

The *corporate customer* segment continues to be the Group's most important. Earnings improvement came to 47 per cent, and earnings before taxes rose to € 337 million. This increase was slightly greater than that of business volume. Risk-weighted assets went up by 44 per cent to € 14.4 billion. The positive situation in respect to provisioning for impairment losses, which were reduced by 5 per cent to € 72 million, contributed substantially to that development. Because of the sharp increase of own funds, this segment's return on equity decreased despite the high profit growth by 2.5 percentage points to 26.9 per cent. Because of the somewhat more moderate increase of general administrative expenses by 25 per cent compared with operating income, the cost-income ratio improved further to 40.2 per cent.

Development of segment earnings before taxes



€mn
350
300
250
200
150
100
50
0
(50)
(100)
337
229
221
154
118
41
(24)
(64)
184
95
87
112
(9)
(8)
(42)
(70)
Corporate Customers
Retail Customers
Treasury
Participations & Other
2002
2003
2004
2005

As expected, the *retail customer* segment showed the strongest increase of all business areas last year and accounted for a 21 per cent share of earnings. Its earnings before taxes rose by 184 per cent to € 118 million despite still high capital investments in new business outlets and services. Because of those investments, the cost-income ratio still stood at 78.6 per cent. The risk-weighted assets accounted for by retail customers increased by 86 per cent, or € 4.1 billion, to € 8.9 billion. Bank Aval accounted for about € 1 billion of that. The higher volumes were also accompanied by 54 per cent higher provisions for impairment losses. The return on equity climbed from 11.1 to 15.1 per cent.

In the *treasury* segment, Raiffeisen International achieved a pre-tax profit of € 184 million, which represents an increase of 65 per cent, or € 72 million. Both net interest income (plus 56 per cent) and trading profit (plus 47 per cent) benefited from the positive interest rate and currency environment in the CEE countries. The segment's business volume and risk-weighted assets rose less than proportionately by 12 per cent to € 4.8 billion. Because equity is attributed to the segments based on risk-weighted assets, the return on equity went up very significantly to 43.8 per cent (plus 10.6 percentage points).

The negative earnings contribution from the segment of *participations and other* items is largely due to the costs of centralised Group management. Last year was the first full year of that, as the Managing Board's areas and some management functions had not been established until 2004. Those costs remain in this segment and are not divided among the other segments.

Detailed review of items in the income statement

Net interest income

Net interest income grew in the year under review by nearly 50 per cent, or € 399 million, to € 1,202 million. Acquisitions accounted for 11 per cent, or € 46 million, of that. The increase is significantly above balance sheet total growth of 41 per cent, and the interest margin (calculated on the average balance sheet total) clearly improved by 25 basis points from 3.30 per cent in the preceding year to 3.55 per cent. While the interest margin declined slightly in Central Europe (by 8 basis points) and Southeastern Europe (by 3 basis points), it rose in the CIS countries by an impressive 80 basis points to 4.96 per cent.

Development of the interest margin

3.6
3.5
3.4
3.3
3.2
3.1
3.0
2.9
2.8

3.05% 3.25% 3.30% 3.55%

2002 2003 2004 2005

Interest income rose by 34 per cent to € 2,103 million. At 69 per cent, interest income from loans and advances to customers accounted for the largest share of that. The corresponding balance sheet item shows an average increase of 43 per cent. Here, too, the most significant increase was that of interest income from retail banking. Interest income from the securities portfolio developed worse because of falling interest rates on the bond markets in CEE. Altogether, it came to € 213 million. That represented a plus of 28 per cent, but the average portfolio grew by 92 per cent. This development was also partly due to local supervisory regulations.

In contrast to the income side, *interest expenses* rose by only 18 per cent to € 901 million. Despite an increase of average deposit volume by 37 per cent, interest expense in that area only increased by 10 per cent. These incongruent changes were partly due to lower interest expenses in the area of liabilities evidenced by paper and to shifts of refinancing into other currencies as well as to moving calculatory refinancing costs for trading assets to trading profit/loss.

Provisioning for impairment losses

Provisioning for impairment losses registered a net increase in 2005 of 22 per cent, or € 30 million, to € 167 million. Of that increase, € 7 million derived from changes in the scope of consolidation. The positive overall development was due to two factors. On the one hand, provisioning for impairment losses related to *corporate customers* declined by 5 per cent to € 72 million. The reason for that decline was a stable risk situation in the area of corporate customers. Only a few relatively large provisions were formed, with the largest specific provision amounting to € 11million for a case in Romania. On the other hand, provisioning for the retail banking segment – made primarily on a portfolio basis – rose by 54 per cent, or € 34 million, to € 96 million. That was well within the framework of volume growth. The increase was significant especially in Southeastern Europe and the CIS countries, which are relatively young markets for Raiffeisen International, with the acquisition of Bank Aval also being a weighty influence there.

The Group's *loss rate* (written-off loans in relation to loans outstanding) remained low, having declined from 0.15 to 0.13 per cent. The *risk-earnings ratio* (provisioning for impairment losses in relation to net interest income) improved further and, at 13.9 per cent, was below the medium-term target of at most 15 per cent and 3.21 percentage points below the preceding year's figure.

Development of net commission income


€mn
400
350
300
250
200
150
100
50
0
135
27%
17%
5%
15%
56%
213
11%
6%
3%
24%
56%
300
15%
6%
3%
21%
55%
407
12%
6%
6%
20%
56%
2002
2003
2004
2005
Payment transfers
Credit and guarantee business
Securities business
FX, notes/coin, precious metals business
Other banking services

Net commission income

Net commission income showed continuous growth, increasing in 2005 by 36 per cent, or € 107 million, to € 407 million. Newly consolidated companies accounted for € 26 million of that, which was almost one-fourth of the plus. At € 229 million and a share of 56 per cent, payment transfer business remained the most important earnings source. There were also significant increases in commission from securities business, with growth of 126 per cent to € 23 million, and in foreign exchange business, whose net commission income increased by 49 per cent to € 26 million.

In general, the main reason for this growth was the increased number of customers in the area of personal banking and small and medium-sized enterprises. That customer group accounted for almost three-fourths of the earnings plus. The rise of commission income was especially strong in the CIS countries, which registered an increase of 118 per cent, or € 53 million. Almost half of that was due to Bank Aval, which was taken into account for the first time in October 2005.

Trading profit by geographic segments



€mn
350
300
250
200
150
100
50
0
200
20%
10%
70%
242
19%
22%
59%
220
15%
30%
55%
301
20%
32%
48%
2002
2003
2004
2005
Central Europe
Southeastern Europe
CIS countries

Trading profit

Trading profit advanced by 37 per cent, or € 81 million, to € 301 million. It includes both realised and unrealised gains and losses arising from all positions in the trading portfolio net of refinancing costs arising from asset items in the trading portfolio.

Raiffeisen International's trading profit has traditionally been determined by customer-related trading in foreign exchange and notes and coins. Development on the interest rate and foreign exchange markets has little influence there, and earnings are primarily determined by the volume of orders placed by customers. *Net income from currency-related business* therefore increased, parallel to total net income, by almost 40 per cent to € 287 million. Of that, 52 per cent was generated in the region of Central Europe. Customer segments accounted for two-thirds of net income from foreign currency trading, with corporate customers and retail customers showing nearly equal shares.

Profit from proprietary trading plays only a subordinate role for Raiffeisen International. The limits on trading in interest rate and private equity products allow little latitude. Compared with the preceding year, *trading profit from interest rate and credit products* changed by only 5 per cent and remained at a level of € 13 million. In year-on-year comparison, the trading portfolio of fixed-interest securities shrank by 29 per cent to € 1,442 million. Trading profit from stock transactions reached € 2 million.

Net income from financial investments and current financial assets

Net income from financial investments and current financial assets amounted to € 11 million (plus 32 per cent). This item is composed of 1) net income from financial investments, which in turn consists of net remeasurements of securities held to maturity and net proceeds from sales of securities held to maturity, and 2) net income from other current financial assets, which in turn consists of net remeasurements of current financial assets and net proceeds from sales of current financial assets *at fair value through profit and loss.*

Net income from financial investments and current financial assets contributed € 5 million to Raiffeisen International's consolidated profit in 2005, which was 70 per cent, or € 2 million, more than in the preceding year. The largest part of this result came from sales of equity participations, including the sale of *Renault Credit Rt.*, Budapest, and *Raiffeisen OSIGURANJE d.d.*, Sarajevo, an insurance company.

Net income from other current financial assets rose by 12 per cent to € 6 million. It breaks down into € 4 million of realised gains and € 2 million unrealised gains.

Structure of general administrative expenses


€mn
1,200
1,000
800
600
400
200
0
510
659
823
1,162
12%
45%
43%
13%
42%
45%
12%
42%
46%
12%
41%
47%
2002
2003
2004
2005
Staff expenses
Other administrative outlay
Depreciation/amortization/write-downs

Regional breakdown of administrative expenses


€mn
1,200
1,000
800
600
400
200
0
510
659
823
1,162
6%
33%
61%
10%
33%
57%
11%
36%
53%
18%
36%
46%
2002
2003
2004
2005
Central Europe
Southeastern Europe
CIS countries

Breakdown of other administrative outlay in 2005


Other items 21%
Office expenses 3%
Deposit guarantees 7%
Advertising 12%
Legal and consultancy 7%
Premises, rents 27%
IT 14%
Communications 9%

General administrative expenses

General administrative expenses grew in 2005 by 41 per cent, or € 339 million, to € 1,162 million. Additions to the scope of consolidation accounted for 15 per cent of that increase, or about € 50 million. General administrative expenses thus rose somewhat less than operating income, with the result that the cost-income ratio, a measure of operating efficiency, improved from 63.5 to 61.6 per cent. Raiffeisen International's goal is to reduce the ratio to below 60 per cent in the medium term.

Staff expenses, which went up by 45 per cent, or € 171 million, to € 552 million, accounted for 47 per cent of operating expenses (preceding year: 46 per cent). Of that, € 144 million were organic in origin, while € 27 million was attributable to companies newly consolidated in the fourth quarter.

The average number of staff working for the Group (full-time equivalent basis) grew by 38 per cent, or 7,785, to 28,588. The increase was thus slightly below that of costs, which was due to currency effects and planned wage and salary increases in the CEE region. Operating income per staff member improved further from € 62 thousand to € 66 thousand.

Bank Aval was included in the average number of staff only for one quarter. Nevertheless, the increase of staff in the CIS countries was the highest, at 140 per cent to 8,373. In the region of Central Europe, the rise was lower, at just under 10 per cent, which is due to the already high market penetration achieved in some countries.

Other administrative outlay rose by 38 per cent, or € 132 million, to € 480 million. It thus accounted for 41 per cent (2004: 42 per cent) of all operating expenses. Newly consolidated units were responsible for 12 per cent, or € 16 million, of the increase. A large part of it was due to continued expansion of the business outlet network in many countries. The main expenditures for that concerned rents for buildings, implementation of settlement systems, and marketing.

Accounting for 27 per cent of other administrative outlay, *premises and rent expenses* rose by 35 per cent, or € 32 million, to € 125 million, and thus formed the most important cost pool. *IT and communication expenses* are likewise significant, climbing by 44 per cent to a combined total of € 112 million. The increases here are also due to system changeovers and optimisation of processes. Advertising expenses went up by 28 per cent to € 59 million and reflect measures to acquire customers in the newly developed local markets.

Depreciation/amortisation/write-downs of tangible and intangible fixed assets increased year-on-year by 37 per cent, or € 35 million, to € 130 million. Intangible assets, including especially software, accounted for € 39 million of that (preceding year: € 22 million).

Other operating profit/loss

Other operating profit/loss improved from a loss of € 30 million to a loss of € 22 million. That was primarily due to changes in the IFRS rules concerning goodwill amortisation. While goodwill amortisation of € 21 million had been booked in the preceding year, there was only an impairment loss of € 3 million in 2005, which was charged for *Raiffeisen Krekova banka d.d.*, Maribor.

On the other hand, *non-profit-dependent taxes* rose by 30 per cent to € 28 million. The balance arising from allocations to and releases from other provisions increased from zero to € 11 million. These provisions largely consisted of provisions for various legal cases.

Structure of balance sheet assets


€mn
40
35
30
25
20
15
10
5
0
14.4
10%
15%
56%
19%
20.1
13%
13%
57%
17%
28.9
10%
19%
55%
16%
40.7
13%
14%
59%
14%
2002
2003
2004
2005
Loans and advances to banks
Loans and advances to customers
Securities
Other assets

Balance sheet development

Raiffeisen International's strong growth continued in 2005. Our consolidated *balance sheet total* increased by 41 per cent on the preceding year from € 28.9 billion to € 40.7 billion.

Changes in the scope of consolidation, including especially the acquisition of Bank Aval in the fourth quarter, accounted for about 30 per cent, or € 3.3 billion, of that increase. The Group's organic growth thus amounted to € 8.4 billion, which represents a plus of 29 per cent compared with the end of 2004.

Structure of loans and advances to customers


Public sector
3%
Corporate Retail
28%
Private Customers
69%

Structure of balance sheet liabilities


€mn
40
35
30
25
20
15
10
5
0
14.4
9%
6%
65%
20%
20.1
8%
5%
60%
27%
28.9
9%
5%
63%
23%
40.7
10%
4%
61%
25%
2002
2003
2004
2005
Deposits from banks
Deposits from customers
Other liabilities
Own funds

Growth on the asset side was driven by *loans and advances to customers*, which increased by 52 per cent, or € 8.5 billion, to € 24.7 billion. Changes in the scope of consolidation contributed € 2.2 billion. Adjusted for provisions for impairment losses of € 650 million, loans and advances to customers now account for 59 per cent of balance sheet assets. Lending to corporate customers rose most strongly, by € 6.5 billion in absolute terms and 70 per cent in relative terms, and came to € 15.8 billion at year's end. Lending to retail customers increased by 29 per cent and reached € 8.2 billion on the balance sheet date.

Securities, which belong to several valuation categories and balance sheet items but are combined in the chart, increased only slightly by 7 per cent to € 5.8 billion. However, there were some reallocations, including especially a reduction of trading assets by 32 per cent in favour of medium- and longer-term investments. Overall, their share of the balance sheet total decreased from 19 to 14 per cent.

The share of *other assets* increased by 3 percentage points to 13 per cent, because liquid funds *(cash reserve)* rose by 53 per cent to € 2.9 billion, and tangible and intangible assets together went up by € 1.0 billion.

On the liabilities side, the largest balance sheet item, *deposits from customers*, grew by 37 per cent, or € 6.7 billion, to € 24.9 billion. Their share of the liabilities side thus comes to 61 per cent. The newly consolidated Bank Aval contributed € 2.4 billion to that increase. Sight deposits rose by 55 per cent to € 10.7 billion, and time and savings deposits by 26 per cent to € 14.2 billion. The cover rate of customer deposits to loans and advances to customers decreased from 112 to 101 per cent.

The share of funding by banks went up in the reporting period by 2 percentage points to 25 per cent. *Deposits from banks* rose by 55 per cent, or € 3.6 billion to € 10.2 billion. The relatively long-term funding arrangements through banks and supranational institutions likewise increased by 55 per cent to € 5.6 billion. Money market business reached a total of € 4.3 billion (plus 63 per cent) as of the balance sheet date.

Development of equity

Equity on the balance sheet

Raiffeisen International increased its *equity* inclusive of consolidated profit and minority interests by half in the year under review. It amounted to € 3,276 million on the balance sheet date (2004: € 2,177 million).

Paid-in capital – consisting of subscribed capital and capital reserves – changed mainly as a result of a capital increase in the framework of our IPO, which amounted to € 555 million net of issuing costs, to € 1,830 million.

Breakdown of consolidated equity



€mn
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,145
227
204
715
1,379
276
282
820
2,177
337
522
1,318
3,277
475
971
1,830
2002
2003
2004
2005
Paid-in capital
Earned capital
Minority interests

Earned capital rose by 86 per cent, or € 449 million, to € 971 million. That includes consolidated profit for the year under review in the amount of € 382 million and *retained earnings*, which were influenced primarily by the effects of exchange rate developments in the CEE countries (€ 115 million), *capital hedges* (loss of € 57 million), and hyperinflation accounting (€ 5 million) in addition to ploughed-back profits from 2004 of € 207 million.

Minority interests in equity increased by 41 per cent from € 337 million to € 475 million. The main reasons for that were minority interests in profit of € 77 million, capital contributions from third parties to various Group units amounting to € 43 million, and changes in the scope of consolidation (€ 28 million).

Own funds pursuant to the Austrian Banking Act (BWG)

Raiffeisen International is not a separate banking group within the meaning of the Austrian *Banking Act (BWG)* and therefore is not itself as a group subject to its regulations. The following figures have been calculated according to the regulations of the Banking Act and are accounted for within the scope of the RZB banking group. They are provided here for information purposes only.

Raiffeisen International's consolidated *own funds* as defined by the Austrian Banking Act (BWG) came to € 2,938 million at the end of last year (increase of 25 per cent, or € 579 million).

Core capital rose € 415 million on the preceding year and now stands at € 2,392 million. It was positively influenced by profits in 2005, by capital increases, including especially one of € 555 million in connection with our IPO, and by the positive effects of rising CEE exchange rates on equity of about € 120 million. Set against that was the direct deduction of goodwill arising from acquisitions of about € 610 million, which was required by a different consolidation method prescribed by the Austrian Banking Act.

Additional own funds showed an increase of one-third to € 537 million. The greater part of this subordinated capital – needed primarily because of local supervisory regulations – was financed by RZB.

Those own funds compare with a steadily rising *own funds requirement* according to the Austrian Banking Act of € 2,393 million. This corresponds to an increase of 52 per cent, or € 822 million. The excess cover thus comes to 23 per cent.

The *core capital ratio* – measured in terms of the banking book – declined by 2.8 percentage points to 9.0 per cent. The *core capital ratio (including market risk)* – i.e., measured in terms of total risk-weighted assets – results in a 2005 value of 8.0 per cent (minus 2.1 percentage points). The *own funds ratio* declined by 2.2 percentage points to 9.8 per cent. Raising hybrid core capital is planned for 2006, so that further growth of business volume is covered.

Corresponding local supervisory requirements, which in some cases diverge from EU regulations, were fulfilled by all affected Group units.

Risk management

Active risk management is a core competence for Raiffeisen International, especially in view of the various levels of development in the countries of Central and Eastern Europe. By taking a pioneering role in many of those countries, we have gained valuable expertise in establishing a targeted risk management system. The constantly advancing integration of our network banks ensures further dynamic, but risk-conscious growth.

A detailed presentation regarding the definition of the different types of risk (market risk, credit risk, liquidity risk, and operational risk) and the organisation of our risk management activities may be found in the notes to the financial statements on page 146 ff.

Principles of risk management

The risks of our individual network banks and specialist companies are controlled and managed by means of a comprehensive system of risk principles, risk measurement and monitoring processes, and appropriate organisational structures. The policy and hence the principles of risk management are determined in the framework of rules prescribed by the Group's head office:

- The management of credit, country, market, liquidity and operational risks is coordinated at every level of the Group.
- To guarantee a consistent and coherent approach to risk management, it is coordinated with Group parent RZB.
- Uniform rating methods are used throughout the Group.
- Credit guidelines are revised and approved during the annual budgeting and planning process.
- There is clear firewalling between operational staff and all risk management personnel.
- Provisions for default on loans to corporate customers are formed mainly on a case-by-case basis that includes risk of loss. Provisions for default on loans to retail customers are based on the portfolio approach.

Initiatives for risk management

Retail banking

We have further strengthened risk management in retail banking and for the customer group of small and medium-sized enterprises (SMEs). The following measures were taken in the past year:

- Standardisation: Approval process implemented for new products in retail banking; approval process improved for loans to SMEs
- Lending: Scorecards compliant with Basel II introduced at product levels in eight countries; guideline established for lending to SMEs
- Portfolio management in retail banking: Monthly review with each network bank; guideline for credit risk provisioning
- Debt collection: Programme for debtor management implemented in three countries

The following further measures in risk management are planned or already being implemented:

- Standardisation: Introduction of approval process for new products for SMEs; implementation of new Group-wide rules, standardisation of reporting and management for SME portfolios
- Lending: Introduction of application scorecards compliant with Basel II for retail customers in all network banks by the end of 2006
- Portfolio management: Improvement of the standardised reporting platform; introduction of behavioural scorecards compliant with Basel II in four countries: Poland, Czech Republic, Slovakia, and Hungary
- Debt collection: Installation of programme for debtor management in two other countries
- Development of framework for management of exchange rate risk
- Further development of risk management tools for credit risk and transaction risk associated with credit cards and overdraft credit.

Corporate

The focus in corporate risk in 2005 was on further harmonisation and related enhancement of process efficiency. The *Credit Manual*, which applies to all units within the network, has been expanded and now fully complies with the Basel II regulations and the standards of the Austrian Financial Market Authority (FMA).

The provisioning approval process was completely standardised in 2005. Problem loan exposures are handled in the uniformly organised problem loan committees of the network banks.

The function of *credit quality control* will be reorganised in the course of 2006. This department will monitor and evaluate the quality of credit decisions, especially credits granted on the network banks' own authority, the organisational structure, and the processes in risk management.

The individual network banks define the *credit risk policy* in coordination with the head office. In the process, the risk strategy is developed and includes, among other things, the amount of loan exposure by sectors, types of credit, and guidelines for maximum limit amount per customer or group of linked customers. In addition to the local risk management team, customer advisors are also involved in this process. The credit risk policy and changes must be approved by the respective supervisory boards of the network banks.

Integration of Bank Aval risk management into Raiffeisen International

Immediately after the closing, the actual transfer of ownership on 20 October 2005, work began to adapt and reorganise the risk management according to Raiffeisen International's standards. For both banks, Raiffeisenbank Ukraine and Bank Aval, the position of chief risk officer was filled by the same person, someone with many years of experience in the Raiffeisen International Group. Further integration steps already taken included, among others, a joint credit committee and recording the exposures to the companies that had credit lines with the two banks (group of linked customers). For these customers, a uniform customer service concept has been developed. The entire portfolio of corporate loans has already been appraised on the basis of Raiffeisen International's internal rating standards.

Basel II

The Basel II equity requirements are being implemented in a project that coordinates and centrally supports the process at all subsidiary banks of the RI Group. The main emphases of this Basel project are the optimisation of existing and development of new harmonised rating methods, the recording of defaults according to the Basel rules, and the equity calculation itself. These activities will produce uniform standards and harmonised methods and tools of credit evaluation throughout the Group.

Another central objective is to improve the availability and quality of data throughout the Group. Existing IT systems have been analysed and tested for Basel II compliance, and the necessary adaptations have been already or are in the process of being implemented. The selection of technical components for implementation at the Group level has been successfully completed in order to enable the internal ratings-based (IRB) approach and – for portfolios that are not material – the standard approach for the calculation of equity.

Operations and IT

Operations

The implementation of a *business process management system* across the network using 6 Sigma methodology was a major undertaking in 2005. Key business processes were defined, measured, and improved, with specific focus on high-volume, retail-related products and processes. The optimisation and ongoing management of our key business processes will support the large growth in our retail business in a cost-effective way.

Quality and productivity remain our prime goals in the Operations area, with each unit in the network having to complete and report their most important projects and share the experience across the network. We introduced a series of KPIs (key performance indicators) for operations and IT in the Group, which serve as internal benchmarks.

We implemented a *central procurement* department at RI Vienna and developed standards and guidelines for procurement across the Group. All major IT purchases are routed through the central department, with the objective of achieving the best price by using framework agreements for the entire RZB Group and RI and a transparent tendering process involving electronic auctions where applicable.

We continued to expand our *card processing* centre in Bratislava, where card transactions are now processed for seven countries and card volume / transaction volume has increased by 49 /44 per cent. The systems were also upgraded to cover the new chip technology. In addition, we bought a card processing company in Ukraine, which currently provides card services to 30 banks. This centre should serve as a hub to provide card processing for the whole CIS region and complements our centre in Bratislava well.

IT

Our standard *treasury trading system* GTS was implemented in two network banks, Russia and Croatia, and further installations are planned in several countries with high treasury volume. The system is run and managed at RZB Vienna, and the countries have on-line remote connections.

The *core banking system strategy* has been changed in recognition of the fact that the cost of implementing one common system in our diverse network banks with still very different regulatory environments would currently outweigh the benefits. We are now aiming for regional solutions that should bring us synergies across more homogenous countries.

Another priority was the development and rollout of a *group data warehouse,* which serves as a common platform for Group reporting and Basel II *risk management.* Several risk management tools were implemented both locally and at the head office level to comply with Basel II risk management standards. These efforts will continue in 2006. A new *group MIS system* was selected and a group model developed, which will be piloted next year in our bank in Poland.

A standard system for *retail collections* was also implemented in four countries to support the growth in retail lending, with two countries to follow next year. This system has been parameterised with the involvement of several network banks and is based on our group standard processes for collections.

Human resources

Raiffeisen International a major employer

Raiffeisen International has measured up to its role as a major employer in the entire region. More than 43,600 employees are already working for the company. Due to strong organic growth and the acquisition of Bank Aval (see section on p. 53), the number of its employees has increased from about 20,800, or by 90.9 per cent, since the end of 2004.

Geographic distribution of employees


Employees at year's end
Other
1%
CIS countries
16%
Central Europe
38%
Southeastern Europe
45%
■ Southeastern Europe: Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Romania, Serbia and Montenegro (incl. Kosovo)
□ Central Europe: Poland, Slovakia, Slovenia, Czech Republic, Hungary
CIS countries: Belarus, Russia, Ukraine

That Raiffeisen International can only expand with suitably qualified staff is reflected by the very high proportion of university graduates that it employs. On average, they accounted for 69 per cent of all employees at the end of 2005, although the proportion of university degree-holders varies from country to country, in some cases considerably. However, that also depends on the countries' different levels of development.

The structure of our personnel changed only slightly compared with the preceding year. The proportion of women was 68 per cent. The average age in all units came to 34 years. In regional distribution, there was a shift in favour of the segment comprising the CIS countries due to the acquisition of Bank Aval.

Training architecture

We established a training architecture in 2005 to ensure uniform standards in all our network banks. The goal is to achieve not only a common level of training, but also a systematic management process for conducting training activities. The training architecture consists of the following modules, with the content geared to the various areas of employment:

- Introduction for all new employees, regardless of level in the hierarchy and previous education
- Employees in the business outlets (including cashiers)
- Advisors for small and medium-sized enterprises
- Advisors for corporate customers
- Employees in treasury and investment
- Risk managers (for all segments)
- Management

There is a *Training and Development Catalogue* for implementing all training measures, which applies to employees in all network banks. It contains the international training materials, which are usually written in English, the Group's common language. Of course, we also conduct training geared to local needs in the various countries.

To ensure efficient implementation of the training programme, we have established a regional training centre in Zagreb, for example, where all employees of our network banks in Albania, Bosnia and Herzegovina, Croatia, Serbia and Montenegro, and Slovenia receive their internal introductory and advanced training. In addition to concentrating expertise in one location, this also has the desired effect of further improving networking among the region's employees.

Development of personnel at balance-sheet date


Employees at year's end
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
13,478
52
664
6,149
6,613
18,386
64
3,282
7,241
7,799
22,851
144
3,718
10,292
8,697
43,614
184
16,645
5,297
11,834
9,654
2002
2003
2004
2005
Central Europe
Southeastern Europe
CIS countries
Bank Aval
Austria

Performance management

We have expanded the existing management-by-objectives (MBO) process and transformed it into a performance management process. This integrated, annual performance management process serves to align the company's objectives and individual work performance. That is accomplished by setting objectives and entering into corresponding agreements with individual employees. As a part of the annual performance evaluation, the capabilities of the individual employees are identified and promoted appropriately.

The performance management process consists of the following elements:

- Definition of objectives and standards of conduct
- Support of employees in achieving objectives
- Ongoing monitoring of work performance and feedback to employees
- Performance evaluation: What (objectives) and how (conduct)
- Recognition and reward of deserving performance
- Preparation of employee development plans

Job structures

The goal of the *job-grading project* (evaluation of individual functions) within an organisational unit is to create uniform structures throughout the Group. These structures serve as the basis for succession planning, compensation, selection of employees for junior management programmes, and preparation of career paths. We have used an internationally recognised method to set up the structures. The staff responsible for that has already been trained in Vienna so that the method is efficiently implemented in the individual network banks.

In all our network banks, all management functions that involve reporting directly to the managing boards in the individual countries were evaluated in 2005. We are evaluating all other functions step by step. The goal is to establish a systematic job structure.

Incentives for the top management

The Managing Board of Raiffeisen International has established a *share incentive programme*, which the Supervisory Board approved on 23 August 2005. The programme provides for a performance-based allotment of shares in the company to members of the top management after a three-year qualifying period. The share incentive programme is for the Managing Board, members of the managing boards of Raiffeisen International's bank subsidiaries, and selected executives of Raiffeisen International Bank-Holding AG. To benefit from the programme, the top management personnel must themselves make an up-front investment and buy Raiffeisen International shares. The individual managers must hold the purchased shares for a period of three years.

The shares are allotted according to the fulfilment of two equally weighted performance criteria. One parameter is Raiffeisen International's performance compared with an ROE target, which is calculated as the average for the qualifying period. The second parameter is the total shareholder return of Raiffeisen International stock compared with all banks listed in the Dow Jones EURO STOXX Banks index. Details concerning the share incentive programme and the related buyback of shares may be found at our website: www.ri.co.at → Investor Relations → RI Shares → Share Incentive Programme.

Outlook for 2006

Economic environment

After a mild economic slowdown in 2005, mainly due to record growth rates in the EU accession year of 2004 and the decline of economic growth in the euro area, the countries of Central and Eastern Europe should experience an upturn of economic development in 2006. Real GDP growth of 4.5 per cent is expected for the new EU member states, while about 5 percent is forecast for the countries of Southeastern Europe (accession candidates Romania, Bulgaria, and Croatia and the Western Balkan countries). The strongest economic growth is still predicted for the European countries of the CIS, although Ukraine is likely to lag significantly behind the high average growth rates of 2001-2004 (about 9 per cent p.a.) due to the rise of gas prices for the second year in a row. With expected real GDP growth of 5.5 per cent, economic growth in the CIS countries would slow slightly compared with 2005 (5.9 per cent). Real GDP growth of 6.0 per cent is forecast for Russia (2005: 6.1 per cent).

As in past years, consumer demand and capital investment should be the most important growth factors. Both are benefiting from the continuing credit boom in the countries of Central and Eastern Europe, which was first made possible by extensive privatisation of the banking sector and reforms of the legal and institutional framework resulting from efforts to join the EU. Moreover, the attractiveness of Central and Eastern European countries as locations for foreign capital investment remains undiminished. Together with newly built production capacities, the emerging economic recovery in the euro zone could contribute additionally to growth. The process of economic catch-up should permit the real and nominal revaluation trend for the currencies of Central and Eastern Europe to continue in the medium term, even though parliamentary elections are slated for 2006 in several countries (Ukraine, Hungary, Czech Republic, and Slovakia), which could have a substantial impact on important economic policy decisions and hence on the financial markets.

Confidently forward on the growth path

Raiffeisen International's focus in 2006 remains on the retail segment, which consists of business with personal banking customers and with small and medium-sized enterprises. The increases in loans to personal banking customers and impressive growth in demand for credit cards confirm our strategic orientation. Our emphasis in the corporate customer segment is on higher-margin business with medium-sized customers.

We expect strong earnings growth for the medium term in the CIS countries and above all in Ukraine and Russia. Due to the acquisition of Bank Aval, business in Ukraine will be marked in 2006 by the integration of our two banks there. Subject to pending approvals after the completed acquisition, the Russian firm Impexbank will also be consolidated in the course of this year and therefore only affect the full year's earnings pro rata temporis. Restructuring measures in these two countries will burden earnings accordingly.

We continue to judge the potential for the countries of Southeastern Europe optimistically, but somewhat more cautiously because of restrictions on credit growth prescribed by supervisory authorities there. In Central Europe, we are increasingly focusing on the fast-growing segment of asset management products in addition to traditional business.

Our medium-term goals remain unchanged. We intend to achieve a return on equity (ROE) before taxes of more than 25 per cent by the end of 2007. The cost-income ratio is to fall below 60 per cent, and the risk-earnings ratio should be under 15 per cent. By our estimates, the balance sheet total will grow by at least 20 per cent annually in the period to 2008. We see the strongest increases in the CIS countries, partly because of the acquisitions made there. We expect a significantly higher profit for the Raiffeisen International Group in 2006 compared with 2005.

Our dense network with more than 2,400 business outlets in 16 markets and two representative offices makes us one of the leading banking groups for Eastern Europe. Our outstanding market position is a good basis for optimally utilising the substantial potential there and hence continuing to generate strong organic growth.

Events after the balance sheet date

Acquisition of Russian Impexbank

On 31 January 2006, Raiffeisen International Bank-Holding AG signed a contract to purchase 100 per cent of Russian *JSC Impexbank*. The purchase price will be up to US$ 550 million plus a possible price adjustment due to the revaluation of a real estate asset. The acquisition is still pending subject to a successful closing and in particular the approval of the relevant authorities, including the Austrian Financial Market Authority, the Central Bank of Russia, and competition authorities in Russia and Austria. The acquisition would mean an acceleration of Raiffeisen International's existing retail strategy in Russia. The takeover of Impexbank would make Raiffeisen International the largest foreign banking group in Russia.

Impexbank was founded in 1993 and is owned by seven Russian enterprises. It is primarily geared to serving personal banking customers as well as small and medium-sized enterprises with a nationwide network of about 190 branches and offices and 350 distribution outlets. For the first half of 2005, Impexbank reported a balance sheet total of € 1.2 billion and profit after tax of € 9.0 million. It had about 4,300 employees at that time.

Segment Reports

Raiffeisen International organises its business according to customer groups and to regional aspects. To provide a better overview of developments in the regions, we report in this section only on the regional aspects.

The classification is geared to the location of the respective business outlets:

- Central Europe (CE)
  Poland, Slovakia, Slovenia, Czech Republic, and Hungary

- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Kosovo, Croatia, Romania, and Serbia and Montenegro

- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia, and Ukraine

The figures cited are taken from the financial statements prepared according to *International Financial Reporting Standards (IFRS)* that underlie our consolidated financial statement. Divergences from locally published data are possible. Further information on the segments is found from page 116.

Central Europe

in €000 or per cent	2005	2004 *	Change
Net interest income	513,631	418,334	22.8%
Provisioning for impairment losses	(48,500)	(69,429)	(30.1%)
Net interest income after provisioning	**465,131**	**348,905**	**33.3%**
Net commission income	162,374	135,928	19.5%
Trading profit	144,307	122,374	17.9%
Net income from financial investments	7,798	5,658	37.8%
General administrative expenses	(532,648)	(438,204)	21.6%
Other operating profit (loss)	(17,022)	(13,452)	26.5%
Profit before tax	**229,941**	**161,210**	**42.6%**
Segment's contribution to consolidated profit before tax	40.4%	47.3%	(6.9 PP)
Total assets	17,341,123	15,087,569	14.9%
Basis of assessment (incl. market risk)	12,940,465	10,902,339	18.7%
Average number of staff	9,123	8,311	9.8%
Business outlets	422	343	23.0%
Cost/Income Ratio	66.2%	65.7%	0.5 PP
Average equity	1,312,305	852,342	32.4%
Return on Equity (before tax)	**17.5%**	**18.9%**	**1.4 PP**

* Because of amended and new IFRS rules, comparative figures have been adjusted slightly (see Notes, p. 101 ff).

Raiffeisen International has been present in Central Europe since 1986. With a 43 per cent share of assets, the region is still the Group's most important, but we are growing there less dynamically than in other regions. Central Europe accounted for 52 per cent of our assets in 2004. We registered asset growth in the region of 15 per cent to € 17.3 billion in 2005. *Risk-weighted assets* increased somewhat more, by 19 per cent to € 12.9 billion.

Earnings before taxes nevertheless increased by 43 per cent last year to € 230 million, which put the region's contribution to total earnings at 40 per cent (2004: 47 per cent). However, return on equity fell by 1.4 percentage points to 17.5 per cent due to a significant increase of equity resulting from profit retention and our IPO. The *risk-earnings ratio* declined from 16.6 to a still very good 9.4 per cent. The *interest margin* dropped slightly by 8 basis points.

General administrative expenses went up by 22 per cent and were thus in line with earnings growth. The number of *business outlets* grew by 79 to 422, causing the (average) number of staff to increase by 10 per cent to 9,123. One-off system conversions led to slightly more than proportionate need of write-downs. In comparison with the preceding year, the *cost-income ratio* therefore remained stable, increasing by only 0.5 percentage points to 66.2 per cent.

Poland

Founded in 1991, *Raiffeisen Bank Polska S.A.* concentrates mainly on Polish small and medium-sized enterprises (SMEs) and on personal banking customers. The bank has developed very dynamically. At the end of 2005, it was serving 220,000 personal banking customers (47 per cent more than at the end of 2004) and 3,000 corporate customers in 83 business outlets. With a balance sheet total equivalent to € 2.9 billion (plus 6.3 per cent year on year), it ranks 12th among local banks.

The year 2005 was the most successful in the bank's history. Compared with 2004, total loans increased by 36 per cent to € 2.0 billion. Total deposits rose by 28 per cent in 2005 and reached € 2.1 billion.

The bank launched many new products for all its target groups last year. For example, it now offers *R-Mobile* service to personal banking customers and SMEs, which gives them convenient access to bank products via mobile telephone. Raiffeisen Bank's achievements were decisive in its receiving many local awards. *Gazeta Bankowa* selected it as Best Bank of 2005, and it ranked second in the *Forbes list* of the country's best retail banks.

Slovakia

Tatra banka a.s., founded in 1991, is the fourth-largest bank in Slovakia. Personal banking customers and SMEs are steadily gaining in importance. Despite greater competition, Tatra banka managed to defend its roughly one-fifth market share and maintain its leading role in corporate customer business, with market shares of 20 per cent in loans and 25 per cent in deposits.

In the corporate customer segment, the bank acquired an especially large number of medium-sized customers with sales of up to SKK 1 billion. The larger corporate customers acquired came mainly from the automotive sector. Tatra banka expanded its project financing business and financed numerous real estate projects. With a market share of 39 per cent, it is the leader in local foreign currency trading.

The bank's balance sheet total rose by about 12 per cent to € 4.8 billion. As of the balance sheet date, its network consisted of 136 business outlets, at which it serves 518,000 personal banking customers and 2,100 corporate customers. In December 2005, Tatra banka's long-term rating was upgraded by *Standard & Poor's* to A-, which is the best rating of any Slovakian bank.

Slovenia

In existence since 1992, *Raiffeisen Krekova banka d.d.* serves about 100,000 personal banking customers as well as SMEs at 13 business outlets. Its market share in loans to retail customers increased to 5.5 per cent last year, and its share of the overall market to 3.1 per cent. The bank defended its leading position in foreign investment funds. In 2005, about € 49 million was invested in the *Raiffeisen Capital Management* fund, which is the largest amount of all investment funds in Slovenia.

The bank showed a balance sheet total of € 910 million at the end of 2005, which represents a plus of 36 per cent on the preceding year. It thus grew significantly faster than the Slovenian banking sector, which increased by 23 per cent. Raiffeisen Krekova banka is the country's ninth-largest bank.

Czech Republic

Raiffeisenbank a.s. began operation in 1993. With a balance sheet total of more than € 2.6 billion (plus 26 per cent), it is the country's sixth-largest bank and offers building society saving as well as products and services in insurance and leasing in addition to traditional banking business. The bank has a distribution network with 50 business outlets.

The Czech banking market is considered very developed, but still exhibits high growth rates, especially in individual and mortgage loans for retail customers. The number of customers rose last year by one-fifth to more than 160,000. The number of mortgage loans increased by 130 per cent in 2005 to more than 3,000, and the corresponding amount was € 150 million at year's end. The number of credit cards grew by 45 per cent to just under 7,000.

Lending to corporate customers expanded by 15 per cent to € 995 million. Syndicated loans totalled € 380 million. Raiffeisenbank also significantly expanded its structured business, particularly in real estate project financing, where it has solidified its position as one of the country's three leading institutions.

Hungary

Raiffeisen Bank Zrt. was founded in 1986 as *Unicbank Rt.,* already three years before the lifting of the Iron Curtain. It began operation in 1987. With a balance sheet total of € 4.9 billion, it is the country's sixth-largest bank.

Raiffeisen Bank opened 28 new business outlets last year (including 6 in Budapest), raising the total number to 99. At the end of 2005, it was serving 305,000 personal banking customers (plus 33 per cent) and 26,000 corporate customers (plus 41 per cent).

The strong rise of personal banking customers is due in particular to newly developed products and services. The new *Mobile Banker's Network,* the launch of new investment and saving programmes, and the range of funds offered contributed to that. The bank further expanded its *DirectNet service,* which increased the number of customers using online banking.

Numerous new products and services also helped win new corporate customers. For example, a new appraisal system for micro-enterprises was developed that is also used to speed up the extension of credit to small and medium-sized enterprises. This system makes Raiffeisen Bank the only bank in Hungary that can approve a loan within three hours. The bank increased its financing of housing construction and of housing cooperatives that are particularly geared to building renovation.

Southeastern Europe

€000 or per cent	2005	2004 *	Change
Net interest income	424,452	263,056	61.4%
Provisioning for impairment losses	(63,488)	(44,628)	42.3%
Net interest income after provisioning	**360,964**	**218,428**	**65.3%**
Net commission income	146,736	118,861	23.5%
Trading profit	96,178	65,117	47.7%
Net income from financial investments	2,988	2,653	12.6%
General administrative expenses	(418,263)	(294,375)	42.1%
Other operating profit (loss)	(949)	(9,784)	(90.3%)
Profit before tax	**187,655**	**100,900**	**86.0%**
Segment's contribution to consolidated profit before tax	33.0%	29.6%	3.4 PP
Total assets	13,938,489	10,466,329	33.2%
Basis of assessment (incl. market risk)	9,397,223	5,937,631	58.3%
Average number of staff	11,093	8,999	23.3%
Business outlets	566	496	14.1%
Cost/Income Ratio	62.8%	67.4%	(4.6 PP)
Average equity	829,138	464,202	76.5%
Return on Equity (before tax)	**22.6%**	**21.7%**	**0.9 PP**

* *Because of amended and new IFRS rules, comparative figures have been adjusted slightly (see Notes, p. 101 ff).*

Earnings before taxes increased by 86 per cent in the region of Southeastern Europe, driven by strong growth of *net interest income* by 61 per cent to € 424 million. Nevertheless, the interest margin fell slightly by 3 basis points. The other income components also developed positively. *Trading profit* grew by 48 per cent to € 96 million, primarily due to a higher volume of foreign currency transactions. *Other operating profit/loss* improved from a loss of € 10 million to a loss of € 1 million because of changes in goodwill amortisation rules under IFRS 3.

General administrative expenses went up by 42 per cent to € 418 million. That was due to higher capital investment in modernising existing banking outlets and further expanding distribution channels. The number of banking outlets grew by 70 to 566. The average number of staff rose to 11,093, with increases particularly in Bulgaria (65 per cent) and in Serbia and Montenegro (56 per cent). Wage and salary catch-up effects in Romania were partly responsible for the rise. The cost-income ratio improved in the Southeastern Europe region from 67.4 to 62.8 per cent.

Balance sheet assets increased by 33 per cent to € 13.9 billion, of which Southeastern Europe had a share of 34 per cent (preceding year: 36 per cent). Because of higher loans to corporate and personal banking customers, risk-weighted assets grew more strongly, by 58 per cent to € 9.4 billion. Provisioning for impairment losses rose by 42 per cent to € 63 million. That was a consequence of significantly expanding the loan portfolio. The return on equity went up slightly by 0.9 percentage points to 22.6 per cent because of higher attributable equity.

Albania

Raiffeisen Bank's balance sheet total at year's end was € 1.7 billion, which makes it the country's top bank. In the segment of personal banking customers, there were already 100,000 accounts and about the same number of VISA debit cards in circulation at the end of 2005. The ATM network was expanded to 100 locations across Albania to give customers better access to their accounts. For the first time in seven years, Raiffeisen Bank began granting loans again to personal banking customers in 2005 (it had not been allowed to serve this segment in recent years before privatisation). The amount lent (overdraft, personal, and mortgage loans) reached € 20 million at the end of 2005.

By establishing its own departments to serve small and medium-sized enterprises as well as large enterprises in the fourth quarter of 2004, the bank increased its lending activity significantly. By the end of 2005, loans amounting to € 112 million had been granted to corporate customers. Altogether, the number of customers rose by 41 per cent to 427,000. The branch network was enlarged by four business outlets to 87. In addition, a credit centre was opened for personal banking customers in Tirana.

Bosnia and Herzegovina

Founded in 1992 as *Market banka, Raiffeisen Bank d.d. Bosna i Hercegovina* ranked with a balance sheet total of € 1.3 billion at the top of the local banking sector. Last year, it achieved impressive successes in all business segments. It granted more than 100,000 loans in retail banking, which increased the amount lent by one-fourth to € 384 million. The number of credit and debit cards issued to personal and corporate customers stood at just under 150,000 on the balance sheet date, of which about 30,000 were issued in 2005, a plus of 25 per cent year on year. After an increase of 22 per cent in 2005, the bank was serving 520,000 personal banking customers at year's end. Raiffeisen Bank operates 63 ATMs. It expanded its network further by opening six branches in 2005 and had 68 business outlets at year's end, which also makes it one of the country's leading banks in that respect.

Raiffeisen Bank registered an increase of lending to small and medium-sized business by almost 30 per cent to € 81 million. It was serving about 17,000 customers in that segment at the end of 2005.

The number of larger corporate customers came to 1,700 and was thus almost 15 per cent higher than at the end of 2004. Lending volume increased last year by 24 per cent to € 201 million, and deposit volume grew by 22 per cent to € 213 million.

Bulgaria

Raiffeisenbank (Bulgaria) EAD has been doing business since 1994. Its balance sheet total grew by 40 per cent in 2005 to € 1.4 billion and thus developed significantly better than the rest of the banking market. With a market share of 8.5 per cent as measured by balance sheet total, the bank ranks fourth among local institutions.

By opening 21 new business outlets, the bank enlarged its network to 74 branches. That is supplemented by 100 mobile banking advisors operating in 10 Bulgarian cities. The range was rounded out with the founding of *Raiffeisen Asset Management Bulgaria* in December.

Loans to personal banking customers rose threefold in 2005 to € 107 million (the overall market grew by 63 per cent). The number of customers in this segment increased by about 70 per cent to more than 200,000.

Raiffeisenbank is the market leader in the area of corporate bonds and foreign currency transactions. It arranged 16 bonds for a total of € 155 million as lead manager or joint lead manager and hence achieved a market share of 57 per cent.

Croatia

In existence since 1994, *Raiffeisenbank Austria d.d.* achieved a market share of 10 per cent as measured by balance sheet totals and thus occupies fourth place in the market. The number of customers increased by 16 per cent to almost 500,000, and the number of business outlets rose from 34 to 39.

Loans to corporate customers increased by 14 per cent to € 572 million at the end of 2005. Raiffeisenbank worked actively on the local market for syndicated financing and was responsible for € 60 million as co-arranger. Despite intense competition, deposits of corporate customers amounted to almost € 590 million. More than 40 per cent of the enterprises in Croatia are using the products of our network bank there.

The *Raiffeisen Compulsory Pension Fund* was selected by *Investment & Pensions Europe* as the best in its category. Our investment funds registered strong growth. Our local building society became the market leader.

In cooperation with *Uniqa*, an insurance company, we offered Flexi current accounts that include a cost-free life or accident insurance policy for one year. Innovations for customers were also introduced in *mobile banking*. Payments can now be executed and account information obtained via mobile telephone.

Romania

Raiffeisen Bank S.A. commenced operation in 1998 and merged in 2002 with Banca Agricola, which had been acquired in July 2001. Today, it is Romania's third-largest bank with a balance sheet total of € 3.0 billion and is present countrywide with 216 business outlets (2004: 205).

Raiffeisen Bank achieved significant growth in personal banking business in 2005. The number of customers was almost 2 million at year's end. Loans were up by almost 90 per cent to € 516 million, and deposits by 54 per cent to € 517 million. The threshold of 1 million bankcards was crossed in 2005. At the same time, the sale of the *Raiffeisen Bank-Connex* credit card, a premiere on the Romanian market, expanded further.

The bank paid special attention last year to serving the segment of small and medium-sized enterprises (SMEs). Loans to those customers increased by 70 per cent to € 147 million, and deposits from them by more than 66 per cent to € 254 million. In October, Raiffeisen Bank signed a loan contract for € 30 million under the EU's assistance programme for SMEs. It is thus expanding lending activities in this segment, especially in rural areas.

With *Raiffeisen Banca pentru Locuinte,* a building society, Raiffeisen Bank has introduced the *bank-in-bank* concept. In 88 business outlets, customers are advised specially on the topic of home financing.

The number of corporate customers reached 3,100 in 2005 (plus 20 per cent) despite difficult general economic conditions. The risk-weighted assets of this segment almost doubled to € 567 million. Raiffeisen Bank expanded its business relations with the country's leading enterprises, particularly in the oil and gas industry and in telecommunications, the metalworking industry, and the services sector.

Important successes were achieved in investment banking, among other things, by operating as a broker on the Bucharest Stock Exchange. In 2005, Raiffeisen Capital & Investment (RCI) registered transactions totalling more than € 360 million on the stock exchange and the OTC market, which was twice as much as in the preceding year. It thus ranked second. With four IPOs, RCI was also one of the most active local operators on the primary market.

Serbia and Montenegro

Raiffeisenbank d.d. was founded in autumn 2000 and was thus the first Western bank in Serbia and Montenegro after the political upheavals there. It began operation in the middle of 2001 and has been the country's largest bank since November 2004. Its balance sheet total increased by 61 per cent to € 1.4 billion in 2005.

The number of personal banking customers doubled to about 300,000 in the past year. That growth is also reflected in expansion of the business outlet network (from 26 to 45). At the end of 2005, total loans granted to personal banking customers amounted to € 253 million, of which the year under review accounted for € 150 million. Raiffeisenbank thus achieved a market share of more than 18 per cent. Deposits from personal banking customers rose by 30 per cent to almost € 336 million. The bank introduced credit cards at the end of 2004, and more than 68,000 were issued in 2005.

The number of customers in the segment of small and medium-sized enterprises increased almost threefold on the preceding year to more than 11,000. The loan portfolio in this segment more than doubled to € 101 million on the balance sheet date.

Loans to larger corporate customers grew by € 200 million to € 573 million, the largest increase in the bank's history. It thus has a one-fifth share in this segment of the local lending market.

Kosovo

Raiffeisen Bank Kosovo J.S.C. was founded in November 2001 as American Bank of Kosovo, and a 76 per cent stake was acquired by Raiffeisen International at the end of 2002. The remaining shares were purchased in September 2003. The bank's balance sheet total was € 264 million at the end of 2005, which represents an increase of 76 per cent. It thus remained the country's second-largest bank.

The number of customers in the retail banking segment rose by 38 per cent in 2005 to 92,000. Raiffeisen Bank maintained its leadership in the segment of small and medium-sized enterprises (SMEs) with a market share of about 29 per cent. It launched numerous new products for personal banking and SME customers. Those include, for example, current account loans and savings accounts for SMEs and mortgage loans for personal banking customers. Raiffeisen Bank is the country's only bank so far to obtain a license to issue *VISA* and *MasterCard* debit cards.

The number of corporate customers doubled in the year under review to 347. In lending business, a shift occurred from overdraft facilities to traditional medium-term loans. Most loans were granted in connection with privatisation or investment after privatisation.

CIS countries

€000 or per cent	***2005***	***2004 ****	***Change***
Net interest income	*264,014*	*122,082*	*116.3%*
Provisioning for impairment losses	*(55,272)*	*(23,539)*	*134.8%*
Net interest income after provisioning	***208,742***	***98,543***	***111.8%***
Net commission income	*97,724*	*44,868*	*117.8%*
Trading profit	*60,317*	*32,654*	*84.7%*
Net income from financial investments	*122*	*(38)*	*(421.5%)*
General administrative expenses	*(211,599)*	*(90,769)*	*133.1%*
Other operating profit (loss)	*(4,345)*	*(6,595)*	*(34.1%)*
Profit before tax	***150,961***	***78,662***	***91.9%***
Segment's contribution to consolidated profit before tax	*26.6%*	*23.1%*	*3.5 PP*
Total assets	*9,415,250*	*3,353,224*	*180.8%*
Basis of assessment (incl. market risk)	*7,576,469*	*2,798,368*	*170.7%*
Average number of staff	*8,373*	*3,494*	*139.6%*
Business outlets	*1,455*	*77*	*1,789.6%*
Cost/Income Ratio	*50.9%*	*46.9%*	*3.9 PP*
Average equity	*466,993*	*218,776*	*202.0%*
Return on Equity (before tax)	***32.3%***	***36.0%***	***(3.7 PP)***

** Because of amended and new IFRS rules, comparative figures have been adjusted slightly (see Notes, p. 101 ff).*

Still the smallest region for Raiffeisen International, the CIS countries are also the region with the highest growth rates in almost all areas. Earnings before taxes rose by 92 per cent, assets by 181 per cent to € 9.4 billion, and risk-weighted assets by 171 per cent to € 7.6 billion. Because of higher attributable equity, the return on equity thus fell by 3.7 percentage points to 32.3 per cent. The acquisition of Bank Aval, which was consolidated from October 2005 and thus contributed only a three-month result, was partly responsible for that. The region's share of Raiffeisen International's earnings increased from 23 to 27 per cent, and its share of balance sheet assets rose even more strongly from 12 to 23 per cent.

Except in the case of *trading profit/loss* (plus 85 per cent), growth rates for all earnings components were in the triple digits. *Net interest income* went up by 116 per cent, and *net commission income* by 118 per cent. The *interest margin* improved significantly by 80 basis points. Provisioning for impairment losses also rose above average (135 per cent) to € 55 million, particularly due to the increase of portfolio-based value adjustments for the retail segment. The risk-earnings ratio consequently changed from 19.3 to 20.9 per cent.

Parallel to income items, *general administrative expenses* rose significantly by 133 per cent to € 212 million. That was due to a considerable increase of staff from 3,494 on average to 8,373 (Bank Aval is only included in part) and expansion of the distribution network in Russia and Ukraine. We opened 35 new branches, and 1,343 business outlets were added by the acquisition of Bank Aval. The cost-income ratio climbed from 46.9 to 50.9 per cent.

Belarus

Raiffeisen International owns 61.3 per cent of the shares in Priorbank JSC, which was founded in 1989 as *Minsk Innovation Bank*. In 2002 and 2003, we acquired a majority stake by means of a stock purchase, a capital increase, and a public takeover bid. The bank's balance sheet total rose um 33 per cent in 2005 to more than € 640 million. It thus remains the country's third-largest bank with a network of 43 business outlets.

The number of personal banking customers grew by 10 per cent in 2005 to 535,000. The bank introduced credit cards and online banking, among other things. Bolstered by a credit card initiative, the number of credit and debit cards increased by almost 40 per cent last year to 390,000.

In the corporate customer segment, Priorbank's greatest competitive advantage is the ability to finance large projects by means of credit lines from international banks and supranational financial institutions like the *EBRD* and *IFC*. The bank has more than 6,800 corporate customers, including many of the country's export-oriented and privately owned large enterprises. Its loan portfolio totalled more than € 341 million at the end of 2005, which represents a market share of 9 per cent.

Russia

ZAO Raiffeisenbank Austria has been in operation since 1997. Its balance sheet total grew by 86 per cent in the year under review to € 3.9 billion, which puts it in tenth place among Russian banks. The bank's programme of regional expansion was implemented by opening three business outlets in Ekaterinburg, Novosibirsk, and Samara. Added to that were four in Moscow and two in St. Petersburg, bringing the total to 27 at year's end.

Raiffeisenbank improved its position in the segment of personal banking customers last year by launching new products and expanding its customer base. In November, it introduced credit cards in Moscow in the framework of a pilot project. The bank defended its leading position in lending to personal banking customers. The loan portfolio grew by 120 per cent to over € 400 million. Total deposits of private individuals increased by nearly 55 per cent to € 284 million. The bank introduced a credit programme for small and medium-sized enterprises in Moscow, which is to be expanded to further regions in the current year.

Raiffeisenbank also continued on its successful path in the corporate customer segment in 2005 and measured up to its good reputation as a premium service provider. The number of corporate customers served by the bank increased by 33 per cent to 3,600. Total loans rose by 74 per cent to € 1.7 billion.

The bank strengthened its leading role on the ruble bond market. It was responsible last year for 15 transactions with a total value of US$ 2.5 billion. The financial magazine *Global Finance* selected Raiffeisenbank for its Best Syndicated Loans Arranger and Best Overseas Bank awards.

Ukraine

JSCB Raiffeisenbank Ukraine was founded in 1998. Its balance sheet total was € 1.2 billion at the end of 2005, which represents an increase of nearly 100 per cent. Together with *Bank Aval,* which was integrated into the Raiffeisen International network in 2005, that makes us the country's top bank as measured by balance sheet totals.

The number of personal banking customers increased two and a half times to more than 61,000, and the corresponding credit portfolio multiplied to € 111 million. With a market share of 5.2 per cent, Raiffeisenbank ranks fifth in Ukraine. It is first in the mortgage loan segment. Deposits of personal banking customers doubled to € 128 million.

The bank began doing business with small and medium-sized enterprises in the beginning of 2005. By year's end, it had acquired 4,000 customers. Raiffeisenbank introduced some products for this segment of the Ukrainian market, including overdraft facilities, investment financing, and mortgage loans.

The number of corporate customers increased to 1,800. The volume of loans to corporate customers exceeded € 480 million at the end of 2005, which represents a plus of more than 35 per cent on 2004. Deposits doubled to € 172 million. The constant introduction of new services, such as factoring and cash management, supported the growth trend in this segment. The bank is one of the leading institutions in real estate project financing.

Bank Aval has been fully consolidated in Raiffeisen International since 1 October 2005. It served about 3 million customers last year in 1,342 business outlets with 16,645 employees. Its balance sheet total amounted to € 3.4 billion at the end of 2005, which represents a doubling compared with the preceding year. You will find a detailed view starting on p. 53.

Kazakhstan

Raiffeisen International has a stake of about 8 per cent in *Bank TuranAlem* in Kazakhstan. In January 2005, *Raiffeisen Leasing International* founded a leasing company in Almaty. That company entered into strategic partnerships with international suppliers and thereby booked its first successes.

Consolidated Financial Statements

prepared according to IFRS

Income statement

€000	Notes	1/1 – 31/12 2005	1/1 – 31/12 2004*	Change
Interest income		2,103,316	1,570,478	33.9%
Interest expenses		(901,218)	(767,007)	17.5%
Net interest income	(2)	**1,202,098**	**803,471**	**49.6%**
Provisioning for impairment losses	(3)	(167,260)	(137,596)	21.6%
Net interest income after provisioning		**1,034,838**	**665,875**	**55.4%**
Commission income	(4)	518,752	395,933	31.0%
Commission expense	(4)	(111,917)	(96,277)	16.2%
Net commission income	(4)	**406,835**	**299,656**	**35.8%**
Trading profit	(5)	300,802	220,145	36.6%
Net income from financial investments and current financial assets	(6)	10,908	8,273	31.9%
General administrative expenses	(7)	(1,162,510)	(823,348)	41.2%
Other operating profit/loss	(8)	(22,316)	(29,829)	(25.2%)
Profit before tax		**568,557**	**340,772**	**66.8%**
Income tax	(9)	(108,964)	(71,020)	53.4%
Profit after tax		**459,593**	**269,752**	**70.4%**
Minority interests in profit		(77,259)	(60,315)	28.1%
Consolidated profit		**382,334**	**209,437**	**82.6%**

in €	Notes	1/1 – 31/12 2005	1/1 – 31/12 2004*	Change
Earnings per share **	(10)	**2.79**	**1.93**	**0.86€**

* Because of amended and new IFRS rules, the comparative figures have been adjusted slightly (see notes pages 101 ff).

** Figures take the two-for-one stock split into account

There were no conversion or option rights in circulation, so undiluted earnings per share were identical to diluted earnings per share.

Profit development

Quarterly results posted by Raiffeisen International

€000	Q1/2005	Q2/2005	Q3/2005	Q4/2005
Net interest income	258,673	276,989	305,483	360,953
Provisioning for impairment losses	(28,535)	(34,873)	(56,132)	(47,721)
Net interest income after provisioning	**230,137**	**242,116**	**249,352**	**313,233**
Net commission income	83,482	96,850	100,964	125,539
Trading profit	55,114	68,390	74,655	102,642
Net income from financial investments and current financial assets	1,023	1,789	1,941	6,154
General administrative expenses	(240,872)	(261,687)	(280,205)	(379,746)
Other operating profit/loss	4,430	(7,456)	(3,587)	(15,702)
Profit before tax	**133,315**	**140,003**	**143,120**	**152,119**
Income tax	(24,020)	(28,195)	(29,280)	(27,468)
Profit after tax	**109,295**	**111,807**	**113,840**	**124,651**
Minority interests in profit	(16,524)	(18,772)	(20,593)	(21,371)
Consolidated profit	**92,771**	**93,035**	**93,247**	**103,280**

€000	Q1/2004*	Q2/2004*	Q3/2004*	Q4/2004*
Net interest income	165,185	192,934	224,652	220,700
Provisioning for impairment losses	(27,231)	(21,901)	(25,562)	(62,902)
Net interest income after provisioning	**137,954**	**171,032**	**199,090**	**157,798**
Net commission income	60,341	79,086	76,826	83,405
Trading profit	47,824	44,022	66,911	61,388
Net income from financial investments and current financial assets	1,512	(3,205)	6,463	3,503
General administrative expenses	(166,737)	(200,497)	(191,915)	(264,199)
Other operating profit/loss	(1,778)	3,294	(5,588)	(25,758)
Profit before tax	**79,116**	**93,732**	**151,787**	**16,137**
Income tax	(18,841)	(19,438)	(25,173)	(7,568)
Profit after tax	**60,276**	**74,294**	**126,615**	**8,568**
Minority interests in profit	(15,371)	(22,377)	(14,259)	(8,308)
Consolidated profit	**44,905**	**51,917**	**112,356**	**260**

* Because of amended and new IFRS rules, the comparative figures have been adjusted slightly (see notes pages 101 ff).

Balance sheet

Assets *€000*	***Notes***	***31/12/2005***	***31/12/2004****	***Change***
Cash reserve	*(11)*	*2,908,161*	*1,895,356*	*53.4%*
Loans and advances to banks	*(12,30,31)*	*5,794,266*	*4,779,403*	*21.2%*
Loans and advances to customers	*(13,30,31)*	*24,714,026*	*16,242,295*	*52.2%*
Impairment losses on loans and advances	*(14)*	*(649,786)*	*(366,256)*	*77.4%*
Trading assets	*(15,30,31)*	*1,656,337*	*2,447,022*	*(32.3%)*
Other current financial assets	*(16,30,31)*	*1,322,715*	*650,480*	*103.3%*
Financial investments	*(17,30,31)*	*2,807,237*	*2,329,357*	*20.5%*
Intangible fixed assets	*(18,20)*	*880,657*	*177,040*	*397.4%*
Tangible fixed assets	*(19,20)*	*738,835*	*441,014*	*67.5%*
Other assets	*(21)*	*522,415*	*311,663*	*67.6%*
Total assets		***40,694,863***	***28,907,374***	***40.8%***

Equity and liabilities *€000*	***Notes***	***31/12/2005***	***31/12/2004****	***Change***
Deposits from banks	*(22,30,31)*	*10,236,464*	*6,619,765*	*54.6%*
Deposits from customers	*(23,30,31)*	*24,889,548*	*18,169,461*	*37.0%*
Liabilities evidenced by paper	*(24,30)*	*759,072*	*662,458*	*14.6%*
Provisions for liabilities and charges	*(25,31)*	*131,468*	*112,815*	*16.5%*
Trading liabilities	*(26,31)*	*264,139*	*409,944*	*(35.6%)*
Other liabilities	*(27,31)*	*557,063*	*312,202*	*78.4%*
Subordinated capital	*(28,30,31)*	*580,746*	*443,698*	*30.9%*
Equity	*(29)*	*3,276,363*	*2,177,031*	*50.5%*
Consolidated equity		*2,418,885*	*1,630,636*	*48.3%*
Consolidated profit		*382,334*	*209,437*	*82.6%*
Minority interests		*475,144*	*336,957*	*41.0%*
Total equity and liabilities		***40,694,863***	***28,907,374***	***40.8%***

* *Because of amended and new IFRS rules, the comparative figures have been adjusted slightly (see notes pages 101 ff).*

Statement of changes in equity

€000	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
Equity on 1/1/2004	**50,000**	**770,483**	**103,522**	**178,733**	**275,780**	**1,378,518**
Capital contributions / disbursements	332,140	164,927	-	-	6,646	503,713
Transferred to retained earnings	-	-	145,733	(145,733)	-	-
Distributed profit	-	-	-	(33,000)	(14,361)	(47,361)
Consolidated profit	-	-	-	210,944	60,315	271,259
Exchange differences	-	-	40,160	-	11,673	51,833
Capital hedge	-	-	2,183	-	-	2,183
Other changes	-	-	19,754	-	(3,097)	16,657
Equity on 31/12/2004	**382,140**	**935,410**	**311,352**	**210,944**	**336,957**	**2,176,802**
Effects of initial application of amended and new IFRS	-	-	1,735	(1,506)	-	229
Adapted equity on 31/12/2004	**382,140**	**935,410**	**313,087**	**209,437**	**336,957**	**2,177,031**

€000	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
Equity on 1/1/2005	**382,140**	**935,410**	**313,087**	**209,437**	**336,957**	**2,177,031**
Capital contributions / disbursements	52,378	500,395	-	-	70,923	623,695
Transferred to retained earnings	-	-	206,985	(206,985)	-	-
Distributed profit	-	(36,781)	-	(2,452)	(19,939)	(59,172)
Consolidated profit	-	-	-	382,334	77,259	459,593
Exchange differences	-	-	114,897	-	9,391	124,288
Capital hedge	-	-	(57,469)	-	-	(57,469)
Own shares / share incentive program	(290)	(3,398)	(478)	-	-	(4,166)
Other changes	-	-	12,009		553	12,562
Equity on 31/12/2005	**434,228**	**1,395,626**	**589,031**	**382,334**	**475,144**	**3,276,363**

The extraordinary general meeting on 8 March 2005 decided to perform a two-for-one stock split. It also authorised the Managing Board to increase the capital stock by up to € 67,000 thousand to € 447,435 thousand (authorised capital). At the same time, the decision was made to conduct an initial public offering (IPO) excluding subscription rights for existing shareholders.

The IPO was conducted on 25 April 2005. 17,770 thousand no-par shares were issued (including a greenshoe option), the nominal volume totalled € 54,083 thousand. The issue price was set at € 32.50 per share, yielding gross IPO proceeds of € 577,525 thousand. The issuing costs came to € 23,031 thousand and were netted against capital reserves.

As of 31 December 2005, *Raiffeisen International Bank-Holding AG's* capital stock as defined by the articles of incorporation amounted to € 434,518 thousand. Including the shares issued in the IPO, the capital stock comprises 142,770 thousand no-par bearer shares. Excluding own-stock holdings of 95,260 shares, the stated subscribed capital came to € 434,228 thousand.

The extraordinary general meeting on 8 March 2005 authorised the Managing Board to purchase own stock by 8 September 2006 pursuant to Section 65 (1) 4 of the Austrian Stock Corporation Act (AktG) in order to offer them for purchase to staff, executives, and members of the managing board or – at most – of the supervisory board of the company or of companies associated with it. Moreover, the company's Managing Board has been authorised to purchase own stock by 8 September 2006 pursuant to Section 65 (1) 8 of the Austrian Stock Corporation Act (AktG) without dedicated purpose, with trading in own stock as the purpose of the purchase being excluded.

The 17,050 no-par profit participating certificates in the nominal amount of € 1,705 thousand previously stated under subscribed capital were repaid by the company in the second quarter of 2005.

Other changes in retained earnings are largely due to hyperinflation accounting in accordance with IAS 29 at the Group unit in Belarus. Adjustments from *foreign currency translation* and the *capital hedge,* which are items booked in retained earnings, developed as follows:

€000	Translation differences	Capital hedge
On 1/1/2004	**(183,693)**	**-**
Net changes in the financial year	40,161	2,183
On 31/12/2004	**(143,532)**	**2,183**

€000	Translation differences	Capital hedge
On 1/1/2005	**(143,532)**	**2,183**
Net changes in the financial year	114,897	(57,468)
On 31/12/2005	**(28,635)**	**(55,285)**

Cash flow statement

€000	2005	2004
Profit	**459,593**	**269,753**
Non-cash positions in profit and transition to net cash from operating activities:		
Write-downs/write-ups of tangible fixed assets and financial investments	127,319	113,725
Net provisioning for liabilities and charges and impairment losses	181,749	181,222
Gains (losses) from disposals of tangible fixed assets and financial investments	1,204	1,213
Other adjustments (net)	(127,291)	117,668
Subtotal	**642,575**	**683,580**
Change in assets and liabilities arising from operating activities after corrections for non-cash positions:		
Loans and advances to banks and customers	(11,287,682)	(7,252,781)
Trading assets	773,095	(946,343)
Other assets	(924,541)	(24,786)
Deposits from banks and customers	11,207,858	6,948,108
Liabilities evidenced by paper	90,114	228,914
Other liabilities	23,924	(89,828)
Interest income and dividends	1,883,728	1,454,306
Interest expenses	(831,437)	(592,302)
Income tax	(58,263)	(19,557)
Net cash from operating activities	**1,519,373**	**389,311**
Proceeds from sales of:		
Financial investments and equity participations	2,751,647	2,101,707
Tangible and intangible fixed assets	98,593	50,554
Outlay on purchases of:		
Financial investments and equity participations	(3,152,002)	(2,715,912)
Tangible and intangible fixed assets	(310,888)	(248,931)
Acquisitions of subsidiaries	(624,370)	(88,076)
Net cash from investing activities	**(1,237,019)**	**(900,659)**
Capital contributions / disbursements	623,695	499,083
Inflows / outflows of subordinated capital	137,048	133,114
Dividends paid	(59,172)	(47,361)
Net cash from financing activities	**701,571**	**584,836**

€000	2005	2004
Cash and cash equivalents at the end of previous period	***1,895,356***	***1,748,977***
Net cash from operating activities	*1,519,373*	*389,311*
Net cash from investing activities	*(1,237,019)*	*(900,659)*
Net cash from financing activities	*701,571*	*584,836*
Effect of exchange rate changes	*28,881*	*72,890*
Cash and cash equivalents at the end of period	***2,908,161***	***1,895,356***

The cash flow statement shows the composition of and changes in cash and cash equivalents during the financial year. It is subdivided into three sections, namely operating activities, investing activities, and financing activities.

Net cash from operating activities comprises inflows and outflows associated with loans and advances to banks and customers, trading assets, and other assets. Inflows and outflows associated with deposits from banks and customers, liabilities evidenced by paper, and other liabilities are likewise a part of operating activities. Interest payments and dividend receipts arising from operating activities are also shown separately as components of net cash from operating activities.

Net cash from investing activities shows inflows and outflows associated with financial investments, tangible fixed assets and intangible fixed assets, and outlay on the acquisition of subsidiaries. The impact on liquidity of acquired subsidiaries is shown on page 108.

Net cash from financing activities relates to inflows into and outflows from equity and subordinated capital. It therefore concerns above all inflows from capital increases, dividend payments, and changes in subordinated capital.

Cash and cash equivalents include the cash reserve recognised in the balance sheet, which consists of cash in hand and demand deposits at central banks. It does not include loans and advances to banks that are due at call, which are classed as being a part of operating activities.

Notes

Company

Raiffeisen International Bank-Holding AG is a financial holding company domiciled at Am Stadtpark 9, A-1030 Vienna, Austria. It is registered in the Companies Register at the Vienna Commercial Court (Handelsgericht Wien) under Companies Register number FN 122.119m. Its stock has been listed on the Prime Market of the Vienna Stock Exchange since 25 April 2005. *Raiffeisen Zentralbank Österreich AG,* Vienna, holds the majority stake in the company, totalling 70 per cent of its issued share capital as of the balance sheet date. *Raiffeisen-Landesbanken-Holding GmbH,* Vienna (Group parent) consolidates the company. This financial holding owns the majority stake in *Raiffeisen Zentralbank Österreich AG.* Raiffeisen International is also included in the consolidated financial statements of *Raiffeisen Zentralbank Österreich AG.*

Raiffeisen International specialises in providing banking and financial services in Central and Eastern Europe (CEE). The Group includes universal banks in 15 countries that operate a broad network of local banking outlets. Raiffeisen International renders a comprehensive range of banking and financial services through those banks and other financial institutions. They range from account, cash management, deposit, loan, trade finance, and credit card services to mortgage and finance leasing services. The Group's widely varied client base includes multinationals and major local enterprises, small and medium-sized enterprises, public sector institutions, and retail customers.

This consolidated financial statement was signed by the Managing Board on 1 March 2006 and subsequently submitted to the Supervisory Board for review and approval (ratification).

Principles underlying the consolidated accounts

Policies

The consolidated financial statements for the 2005 financial year and the comparative figures for the 2004 financial year were prepared and calculated in conformity with the *International Financial Reporting Standards (IFRS)* published by the *International Accounting Standards Board (IASB)* and the international accounting standard adopted by the EU on the basis of *IAS Regulation (EC) 1725/2003* inclusive of such interpretations by the *International Financial Reporting Interpretations Committee (IFRIC)* as were already applicable.

The consolidated financial statements are based on the reporting packages of all fully consolidated Group members, which were prepared on the basis of standards applied throughout the Group and IFRS rules. All fully consolidated companies prepared their annual financial statements for the period ended 31 December. Figures in these financial statements are stated in thousands of euros.

Changes due to amended and new IFRS standards

Newly published standards applicable from the 2005 financial year have made it necessary to carry out minor adjustments to the financial statements for 2004 needed for the purposes of prior-period comparisons. Adjustment is required by IFRS.

The most important changes to accounting policies are described below. The most important changes to the recognition and measurement policies of Raiffeisen International's with respect to 2005 and years thereafter result from now limited measurement options allowed by IFRS, in particular with regard to IAS 39 concerning financial instruments and IAS 17 concerning finance leases. In all, however, it must be stressed that these changes will not have a material impact on Raiffeisen International's consolidated financial statements.

Goodwill (IFRS 3)
The new IFRS 3 regarding business combinations, already published in 2004, reviews the presentation, measurement, and impairment testing of goodwill. The straight-line amortisation of goodwill has been abolished and replaced by annual impairment testing. The same applies to companies accounted for using the equity method. IFRS does not require adjustment of prior periods. In 2004, Raiffeisen International linearly amortised some € 10 million in goodwill. This practice will therefore be discontinued as of the 2005 financial year. Instead, this asset position is to be impairment tested annually and additionally whenever there is an indication of value impairment.

Financial instruments (IAS 39)
The stricter new definition of loans and receivables that no longer qualify as originated by the enterprise changed the entry for equity from 1 January 2005. If financial instruments are classified as *other current financial assets*, they must be carried at market value if an active market exists. Reclassifications and remeasurements were carried out with respect to a number of primary securities issues. Restructuring (reclassification and remeasurement) of the portfolio increased other current financial asset by € 38 million. All reallocations were charged against the balance sheet entry for *financial investments*. The effect on equity has been immaterial.

For the time being, Raiffeisen International is not exercising the fair value option for stating non-securitised receivables or liabilities with effect on earnings.

New securities category (IAS 39)
In the case of asset for which a fair value within the meaning of IAS 39 was available, the available-for-sale financial assets in the accounts at year-end 2004 in the amount of € 612 million were reclassified as financial assets *at fair value through profit and loss* as of 1 January 2005, whereby changes in value are also being recognised in the income statement in the 2005 financial year. These financial assets will continue to be recorded under *other current financial assets* in the balance sheet. These financial instruments belong to a group of financial assets whose performance is judged by reference to fair value and which are being controlled according to a documented risk management or investment strategy.

In addition, Raiffeisen International's other current financial assets also included financial instruments available for sale. These are for the most part assets for which stock exchange prices were not available but whose measurement did not have a material effect on equity in the period under review.

Impairment losses on loans and advances (IAS 39)

The more precise requirements contained in the revision of IAS 39 in force from 2005 allow, under certain circumstances, portfolio-based provisioning for loan portfolios with identical risk profiles. To date, Raiffeisen International has only made restricted use of portfolio-based provisioning. We have now implemented new processes that take account of the more detailed rules for the valuation of loan portfolios and portfolio-based provisioning requirements applicable to them. However, we have not yet fully completed the process of standardising valuation rules in retail transactions. Portfolio impairments have thus far not had a material impact on profit.

Finance leases (IAS 17)

The mandatory inclusion of initial direct costs in finance lease receivables has caused material changes in valuation at Raiffeisen International. These must be calculated with retrospective effect. Insofar as these costs were recognised in full in the income statement in prior years, their effects on the asset items in questions and on equity have required recognition since 1 January 2005.

As of 2005, the interest rate underlying a lease must be calculated in such a way that initial direct costs incurred by the lessor are automatically included in the finance lease receivable and must not be added as a separate item. Similarly as of 2005, any initial direct costs of the lessee under such a lease must be asset to the amount recognised as an asset.

In the case of Raiffeisen International, that increased equity directly in the amount of € 1.7 million and decreased it indirectly in the amount of € 1.5 million carried to the equity by way of the adapted profit for the year 2004. The result was a net increase in equity of € 0.2 million as 1 January 2005.

Equity (IAS 1 in conjunction with IAS 27)

According to the revised provisions, minority interests must be presented in the balance sheet within equity. This means that as of 2005, minority interests must be presented in the consolidated balance sheet within equity but separately from *consolidated equity* (the parent's shareholders' equity).

Reconciliation statement due to IFRS changes

Income statement

€000	Adapted 1/1-31/12/2004	Change	Published 1/1-31/12/2004
Interest income	1,570,478	(1,059)	1,571,537*
Interest expense	(767,007)	(1,263)	(765,744*)
Net interest income	**803,471**	**(2,322)**	**805,793**
Provisioning for impairment losses	(137,596)	-	(137,596)
Net interest income after provisioning	**665,875**	**(2,322)**	**668,197**
Commission income	395,933	-	395,933
Commission expense	(96,277)	1,528	(97,805)
Net commission income	**299,656**	**1,528**	**298,128**
Trading profit	220,145	(716)	220,861
Net income from financial investments and current financial assets	8,273	8	8,265
General administrative expenses	(823,348)	-	(823,348)
Other operating profit/loss	(29,829)	41	(29,870)
Profit before tax	**340,772**	**(1,461)**	**342,233**
Income tax	(71,020)	(46)	(70,974)
Profit after tax	**269,752**	**(1,507)**	**271,259**
Minority interests in profit	(60,315)	-	(60,315)
Consolidated profit	**209,437**	**(1,507)**	**210,944**

*) Erratum: 2004 reclassifications without effect on profit

Balance sheet

Assets €000	Adapted 31/12/2004	Change	Published 31/12/2004
Cash reserve	1,895,356	-	1,895,356
Loans and advances to banks	4,779,403	-	4,779,403
Loans and advances to customers	16,242,295	290	16,242,005
Impairment losses on loans and advances	(366,256)	-	(366,256)
Trading assets	2,447,022	-	2,447,022
Other current financial assets	650,480	38,136	612,344
Financial investments	2,329,357	(38,129)	2,367,486
Intangible fixed assets	177,040	-	177,040
Tangible fixed assets	441,014	-	441,014
Other assets	311,663	(45)	311,708
Total assets	**28,907,374**	**252**	**28,907,122**

Equity and liabilities *€000*	***Adapted*** ***31/12/2004***	***Change***	***Published*** ***31/12/2004***
Deposits from banks	*6,619,765*	-	*6,619,765*
Deposits from customers	*18,169,461*	-	*18,169,461*
Liabilities evidenced by paper	*662,458*	-	*662,458*
Provisions for liabilities and charges	*112,815*	*447*	*112,368*
Trading liabilities	*409,944*	-	*409,944*
Other liabilities	*312,202*	*(423)*	*312,625*
Subordinated capital	*443,698*	-	*443,698*
Equity	*2,177,031*	*228*	*2,176,803*
Consolidated equity	*1,630,636*	*1,735*	*1,628,902*
Consolidated profit	*209,437*	*(1,506)*	*210,944*
Minority interests	*336,957*	-	*336,957*
Total equity and liabilities	***28,907,374***	***252***	***28,907,122***

Consolidation methods

In the course of initial capital consolidation, all identifiable assets, liabilities, and contingent liabilities of the subsidiary are to be restated to their value at the time of acquisition. The acquisition costs offset netted against the prorated net assets. Resulting positive differences are then capitalised as goodwill and are subject to an annual impairment test. If there are any indications of a loss of value, the goodwill will be additionally tested for impairment. If negative goodwill arises upon first-time consolidation, that will be recognised immediately with effect on profit.

Material interests in associated undertakings were accounted for using the equity method and recorded under financial investments in the balance sheet. Profits of companies accounted for using the equity method were recorded for the first time balanced in *net interest income*. The same rules were applied to companies accounted for using the equity method (offsetting acquisition costs against prorated fair net asset value) as to fully consolidated companies. As a rule, the process was based on the IFRS financial statements of the associated undertakings in question.

Shares in subsidiaries not included in the consolidated financial statements because of their minor significance and interests in associated undertakings not accounted for using the equity method are shown under financial investments and were carried at cost.

Shares in other companies were recognised at market value. If a market value was not available or could not be reliably measured, they were recognised at amortised cost.

Debt consolidation consisted of offsetting intra-Group receivables and payables. Remaining temporary differences were recognised under *other assets/other liabilities* in the consolidated balance sheet.

Intercompany profits arising from transactions within the Group were eliminated insofar as they had a material effect on items in the income statement. Banking business transacted between the individual companies within the Group is usually transacted on normal market terms.

Scope of consolidation

The fully consolidated members of the Raiffeisen International Group were all significant subsidiaries in which *Raiffeisen International Bank-Holding AG* held direct or indirect stakes of more than 50 per cent and companies upon whose business and financial policies it exercised a controlling influence.

Material interests in associated undertakings – companies upon whose business and financial policies the Group exercised a significant influence – were accounted for using the equity method.

The number of consolidated companies and associated companies accounted for using the equity method changed as follows:

Number of units	*Fully consolidated* **2005**	*Fully consolidated* **2004**	*Equity method* **2005**	*Equity method* **2004**
On 1/1	43	38	3	3
Included for the first time in the period under review	29	6	-	1
Merged in the period under review	(2)	(2)	-	-
Excluded in the period under review	(5)	-	-	-
Reclassified	-	1	-	(1)
On 31/12	**65**	**43**	**3**	**3**

Eighty-five subsidiaries were not included in the consolidated financial statements because of their minor importance in giving a view of the Group's assets, financial state, and profit position (2004: 85). They were recognised at amortised cost under *financial investments* as interests in subsidiaries. The balance sheet totals of excluded companies came to less than 2 per cent of the Group's aggregated balance sheet total.

See the overview on pages 162 ff for a list of fully consolidated companies, associated companies accounted for using the equity method, and other equity participations.

In the reporting year 2005, the following companies were included in the scope of consolidation for the first time:

Name	Per cent stake	Reporting date	Reason
Banks:			
JSPP Bank Aval, Kiev (UA)	93.5%	1/10	Acquisition
Financial institution:			
Eastern European Invest GmbH, Vienna (AT)	100.0%	1/11	New
Eastern European Invest Holding GmbH, Vienna (AT)	100.0%	1/11	New
JV "Raiffeisen-Leasing", Minsk, (BY)	71.4%	1/10	New
RI Eastern European Finance B.V., Amsterdam (NL)	100.0%	1/12	New
MB Leasing a.s., Mlada Boleslav (CZ)	51.0%	1/10	Acquisition
RLRE & Eube OC – TERRONOC I., s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE & Eube OC – TERRONOC II., s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Alpha Property s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Beta Property s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Epsilon Property, s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Eta Property, s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Gamma Property, s.r.o., Prague CZ)	69.0%	1/1	Materiality
RLRE Hotel Ellen, s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Investholding B.V., Arnhem (NL)	69.0%	1/1	Materiality
RLRE Jota Property, s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Omega Property, s.r.o., Prague (CZ)	69.0%	1/9	New
RLRE Sigma Property, s.r.o., Prague (CZ)	37.5%	1/1	Materiality
RLRE Theta Property, s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Ypsilon Property, s.r.o., Prague (CZ)	69.0%	1/9	New
TOO Raiffeisen Leasing Kazakhstan, Almaty (KZ)	75.0%	1/3	New
Banking-related ancillary services:			
RISP Beteiligungs- und Finanzierungsmanagement GmbH, Vienna (AT)	100.0%	1/10	New
Ukrainian Processing Center JSC, Kiev (UA)	100.0%	1/10	Acquisition

Because of their increasing significance for Raiffeisen International, the subsidiaries of *Raiffeisen-Leasing Real-Estate s.r.o., Prague (RLRE Group)* were consolidated for the first time at the beginning of the financial year under review. These project companies engage in real estate project finance leasing. Of the 20 RLRE Group companies included, 6 left the scope of consolidation again as a result of mergers or sale. These are not listed above.

Company mergers

The following table shows the assets and liabilities revalued in the current financial year at the time of their first consolidation:

€000	AVAL	UPC	MBLCZ	Total
Cash reserve	259,692	-	3	259,695
Loans and advances to banks	378,429	376	392	379,197
Loans and advances to customers	1,769,518	-	33,012	1,802,530
Other current financial assets	152,504	-	-	152,504
Financial investments	1,855	-	-	1,855
Intangible fixed assets	216,407	1,046	221	217,675
of which trademark	120,921	-	-	120,921
of which corporate customer base	7,717	-	-	7,717
of which retail customer base	78,246	-	-	78,246
Tangible fixed assets	183,903	605	492	185,000
Other assets	95,519	731	2,394	98,644
Assets	**3,057,827**	**2,759**	**36,514**	**3,097,101**
Deposits from banks	(391,387)	(1,363)	(35,764)	(428,513)
Deposits from customers	(2,114,033)	-	(488)	(2,114,521)
Provisions for liabilities and charges	(7,219)	(109)	(528)	(7,857)
Other liabilities	(18,874)	(257)	(458)	(19,589)
Subordinated capital	(58,347)	-	.	(58,347)
Net assets	**467,966**	**1,030**	**(723)**	**468,273**
Minority interests	(30,399)	-	-	(30,399)
Net assets after minority interests	**437,567**	**1,030**	**(723)**	**437,874**
Goodwill	418,019	26,065	2,107	446,191
Acquisition costs	**855,586**	**27,095**	**1,384**	**884,065**
Liquid assets	(259,692)	-	(3)	(259,695)
Net cash for acquisition	**595,894**	**27,095**	**1,380**	**624,370**

JSPP Bank AVAL (AVAL)

In October 2005, the takeover of a 93.5 per cent interest in JSPP Bank Aval, Kiev, closed. Bank Aval is a universal bank focusing on retail business. At the time of the takeover, Bank Aval was the second-largest bank in Ukraine. The purchase price for the 93.5 per cent stake amounted to € 855,586 thousand. The balance sheet total at the time of first consolidation came to € 3,057,827 thousand and its equity stood at € 467,966 thousand.

Brands

Companies use registered trademarks (brands) to differentiate their services from the competition.

Raiffeisen International intends to maintain the AVAL brand and build it up in the future, as this brand is very well positioned in Ukraine. Bank Aval benefits from being a preferred partner in handling state pension payments, which has given it a large customer base. Pursuant to IFRS 3, the brand is being accounted for separately. The brand has an unlimited term of use and is thus not subject to scheduled amortisation. It is to be tested annually for impairment and additionally whenever indications of impairment occur. No impairment of the Aval brand's value was determined in 2005.

The brand's value (€ 120,921 thousand) has been determined using the comparable historical cost approach, because neither immediately comparable transactions nor a market with observable prices were available at the time of purchase price allocation. Documentation concerning brand-related marketing expense served as the data base for the historical cost comparison. The brand's value was determined using comparable costs for establishing customer bases at other Group network banks.

Existing customer base

When companies base relationships with customers on contracts, customer relationships result from contractual rights. If customer contracts and the associated customer relationships are acquired as part of a merger, they must be accounted for separately pursuant to IFRS 3 if they are based on contractual or other rights. Bank Aval meets the criteria for separate accounting of contractual and non-contractual customer relationships for existing customers. The customer base is determined separately for the *corporate customer* segment and the *retail customer* segment. The amortisation period for the corporate customer segment has been set at 7 years and for the retail customer segment at 20 years.

From the time of acquisition forward, depreciation and amortisation totalling € 1,192 thousand were recognised with effect on profit. The book values of the existing customer base thus come to € 7,455 thousand for corporate customers and € 77,316 thousand for retail customers as of 31 December 2005. The customer base was valued using the multi-period excess earnings method based on projected future income and expense allocable to the respective customer base. The projections are based on planning figures for the corresponding years.

Ukrainian Processing Center JSC (UPC)

Raiffeisen International took over the *Ukrainian Processing Center, JSC,* Kiev, for a purchase price of € 27,095 thousand. The Ukrainian Processing Center offers credit card, ATM, and regional interbank clearing services. The company's balance sheet total at the time of initial consolidation came to € 2,759 thousand, and its equity amounted to € 1,030 thousand.

MB Leasing a.s. (MBLCZ)

In October 2005, Raiffeisenbank a.s., Prague, acquired a 100% stake in *MB Leasing a.s., Mladá Boleslav,* which it first consolidated as of 1 October 2005. MB Leasing a.s. focuses on mobile asset leasing and in that area especially on motor vehicle leasing.

The purchase price came to € 1,384 thousand, the balance sheet total amounted to € 36,514 thousand, and equity at the time of acquisition was minus € 723 thousand. The goodwill resulting from the transaction reflects synergy with the Czech Raiffeisen-Leasing s.r.o., Prague, and represents an investment in the company's distribution network of 8 branches.

Foreign-currency translation

Financial statements of fully consolidated companies prepared in foreign currencies were translated into euros employing the modified current rate method in conformity with IAS 21, whereby equity was translated at historical exchange rates and all other assets and liabilities and declarations in the notes were translated at the prevailing exchange rates on the balance sheet date. Differences arising from the translation of equity components (applying historical exchange rates) were offset against retained earnings and not recognised in the income statement.

Income statement items were translated at the average rates of exchange during the year calculated on the basis of end-of-month rates. Differences between the exchange rates prevailing on the balance sheet date and the average exchange rates employed in the income statement were netted against equity and not recognised in the income statement.

At one Group company, *Priorbank JSC,* Minsk, economic conditions made it necessary to apply IAS 29 (financial reporting in hyperinflationary economies). In the case of two subsidiaries *(Raiffeisen Leasing SRL,* Bucharest, and *GSI Group Software Investment AG,* Zug), the euro was the reporting currency for measurement purposes given the economic substance of the underlying transactions.

The following exchange rates were used for currency translation purposes:

Rates in units per €	**2005 Balance sheet date**	**2005 Average**	**2004 Balance sheet date**	**2004 Average**
Hungarian forint (HUF)	*252.870*	*248.394*	*245.970*	*251.539*
Czech koruna (CZK)	*29.000*	*29.846*	*30.464*	*31.945*
Slovakian koruna (SKK)	*37.880*	*38.591*	*38.745*	*40.110*
Russian ruble (RUB)	*33.950*	*35.270*	*37.750*	*35.846*
Polish zloty (PLN)	*3.860*	*4.027*	*4.085*	*4.531*
Bulgarian lev (BGN)	*1.956*	*1.956*	*1.956*	*1.956*
Ukrainian hryvna (UAH)	*5.972*	*6.405*	*7.217*	*6.620*
Romanian leu (RON)	*3.680*	*3.648*	*3.939*	*4.050*
Croatian kuna (HRK)	*7.372*	*7.414*	*7.675*	*7.506*
Bosnian marka (BAM)	*1.956*	*1.956*	*1.956*	*1.956*
Slovenian tolar (SIT)	*239.500*	*239.579*	*239.760*	*239.018*
Serbia and Montenegro dinar (CSD)	*85.500*	*82.863*	*78.885*	*72.657*
Belarussian ruble (BYR)	*2,546.350*	*2,692.559*	*2,955.650*	*2,689.559*
Albanian lek (ALL)	*122.580*	*124.216*	*126.350*	*127.958*
Kazakhstan tenge (KZT)	*158.540*	*166.188*	-	-

Capital hedge

Hedges of investments in economically independent sub-units (IAS 39.102) were undertaken in the Group. The resulting currency translation differences were netted directly against equity and are shown separately in the equity reconciliation.

Accounting and valuation principles

Financial instruments

A financial instrument is defined as any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. IFRS-compliant balance sheets differentiate between the following four categories:

1. Financial assets or liabilities recognised at fair value in the income statement
   a. Trading assets/liabilities
   b. Designated financial instruments at fair value
2. Financial investments held to maturity
3. Loans and receivables
4. Available-for-sale financial assets.

1. Financial assets or liabilities recognised at fair value in the income statement
1 a. Financial assets and liabilities held for trading
Trading assets/liabilities serve the exploitation of short-term fluctuations in market prices. Securities (inclusive of short sales of securities) and derivative instruments held for trading were recognised at their fair values. In the case of listed securities, fair value was based on stock exchange prices. If such prices were not available, primary financial instruments and futures were internally priced on the basis of present value calculations and options were valued using appropriate option pricing models. Present value calculations were based on the zero-coupon curve. The employed option price formulas were Black-Scholes 1972, Black 1976 and Garman-Kohlhagen.

Derivative instruments held for trading were also shown as *financial instruments held for trading*. Where fair values inclusive of interest deferrals were positive *(dirty prices)*, they were assigned to trading assets. Negative fair values were recorded under trading liabilities in the balance sheet. Positive and negative fair values were not reconciled. Changes in *dirty prices* were recognised in the income statement under trading profit/loss.

1 b. Designated financial instruments recognised at fair value
This category mainly comprises those financial assets that were recognised at fair value as designated financial instruments at the time of their first balance sheet statement. These instruments may be bonds and other fixed-interest securities or equities and other non-fixed-interest securities.

These financial instruments are recognised at fair value pursuant to IAS 39. They are stated under the balance sheet item *other current financial assets*, current income is stated under net interest income, and valuation and sale gains or losses are recognised in the income statement under *income from financial investments*.

2. Financial investments held to maturity
Non-derivative financial assets (securities with fixed or determinable payments and fixed maturities) that were purchased with the intent and ability to hold them to maturity are stated under the balance sheet item financial investments. They are valued at amortised cost with differences being amortised over the residual maturity and recognised in the income statement under net interest income. Coupon payments are likewise recognised under net interest income/expense. These financial instruments may only be sold in rare, exceptional cases as set forth in IAS 39.

3. Loans and receivables
Receivables were recognised at their nominal values without deduction for remeasurement. Accrued interest was only recognised in the income statement if there was a high likelihood that would actually be received. *Debt instruments* are also stated here if there is no active market for them.

4. Available-for-sale financial assets
The category of financial assets available for sale comprises those financial instruments (principally equity participations in companies for which there is no active market) that did not qualify under any of the other three categories. To the extent that fair values may be reliably determined, they are valued at such. Valuation differences are stated under equity and are only recognised in the income statement if there is an objective indication of impairment. Only for debt instruments are such impairments recognised in the income statement, while equity instrument impairments are recognised under equity. The financial instruments themselves are reported under the balance sheet item *financial investments* or under *other current financial assets.*

Impairment losses on loans and advances

Lending business risk is accounted for by making specific impairment provisions and following the more detailed rules of IAS 39 effective from 2005 forward also by making portfolio-based impairment provisions. The latter comprise impairment provisions for portfolios of loans with identical risk profiles that may be compiled under certain conditions. Both specific and portfolio-based impairment provisions are not netted against corresponding receivables but stated openly in the balance sheet.

For credit risks of receivables from customers and banks, provisions are made in the amount of expected loss according to homogeneous Group-wide standards. Risk of loss is deemed to exist if the discounted projected repayment amounts and interest payments are below the carrying value of the receivable, taking collateral into account. Portfolio-based impairments are calculated according to valuation models that estimate expected future cash flow for the receivables in the respective loan portfolio based on loss experience history. For retail portfolios without a documented loss history of their own, peer group benchmark figures serve as a comparative base.

The entirety of the provision for impairment losses arising from on-balance-sheet receivables is shown as a separate item on the assets side of the balance sheet, below loans and advances to banks and customers. The provision for impairment losses arising from off-balance-sheet transactions was recorded under provisions for liabilities and charges.

Derivative instruments

Derivative instruments not held for trading because they had been acquired for hedging purposes were subdivided into the following categories reflecting differing modes of recognition on the IFRS-compliant balance sheet:

a) Fair value hedges within the meaning of IAS 39
Interest-rate swaps that satisfy the prerequisites for hedge accounting are contracted to hedge against the interest-rate risks arising from loans. Hedges are formally documented, continuously assessed, and rated to be highly effective. In other words, throughout the term of a hedge, one can assume that changes in the fair value of a hedged item will be nearly completely offset by a change in the fair value of the hedging instrument and that the actual outcome will lie within a band of 80 to 125 per cent.

Derivative instruments held to hedge the fair values of individual balance sheet items in the banking book were recognised at their fair values *(dirty prices)* under *other assets* (positive dirty prices) or *other liabilities* (negative dirty prices). Changes in the carrying amounts of hedged items (assets or liabilities) were allocated directly to the corresponding balance sheet items and reported separately in the notes. Both the effect of changes in the carrying values of positions requiring hedging and the effects of changes in the clean prices of the derivative instruments were recorded under *other operating profit/loss* (net result from hedge accounting).

b) Other derivative instruments
Derivative instruments held to hedge against market risks in the banking book that are based on an inhomogeneous portfolio do not satisfy the requirements for hedge accounting within the meaning of IAS 39. They were captured as follows: Positive *dirty prices* were recognised under other assets, and negative *dirty prices* were recorded under *other liabilities*. The effect of remeasuring those derivative instruments on a *clean-price* basis was recognised under *other operating profit/loss* (net income from other derivative instruments); interest was recorded under net interest income.

Payables

Payables were measured at amortised cost. Discounted debt securities and similar obligations were recognised at their present value.

Repurchase agreements

Under genuine repurchase agreements (repo transactions), the Group sells assets to a counterparty and agrees at the same time to repurchase those assets at an agreed time and price. The assets remain on the Group's balance sheet and are measured applying the rules governing the particular balance sheet item. Cash inflow from repurchase agreements is recognised in the balance sheet as *liabilities to banks* or *liabilities to customers* depending on the counterparty.

In the case of reverse repurchase transactions, assets are acquired subject to a simultaneous undertaking to sell them in the future. Cash outflows from repurchase agreements are recognised in the balance sheet under *loans and advances to banks* or *loans and advances to customers*.

Interest expenses incurred in connection with repurchase transactions and interest income receivable in connection with reverse repo transactions were recorded under net interest income on an accrual accounting basis (linear over their term).

Finance leases

According to IFRS, a finance lease exists if substantially all the risks and rewards incident to ownership of an asset are transferred to the lessee. In conformity with IAS 17, the present value of future lease payments and any residual values are recorded in the lessor's accounts under *loans and advances to banks* or *loans and advances to customers*. Lessees under a finance lease recognise the asset under the pertinent tangible fixed asset heading and balance the entry with a corresponding lease liability.

Intangible fixed assets

Proprietary and purchased software, brand rights, acquired client bases, and especially goodwill are stated under this item. Goodwill and other intangible assets without definite useful lives are impairment tested at least on every balance sheet date. If circumstances suggest that the expected benefit no longer exist, impairments are applied pursuant to IFRS 3.

Intangible fixed assets acquired for consideration (software, client base) were capitalised at cost less amortisation.

Self-originated intangible assets exclusively pertain to software and were capitalised if it was likely that the Group could derive an economic benefit from them in the future and if their production costs could be reliably measures. The usual business service life for software is four to six years. The expected useful life of major software projects may also be longer. The useful life of acquired *corporate customer* bases has been set at 7 years and for acquired *retail customer* bases at 20 years.

Tangible fixed assets

Tangible fixed assets were set at cost of acquisition or manufacture less scheduled depreciation. Depreciation was carried out on a straight-line basis and assumed the following useful lives:

Useful life	***Years***
Buildings	*25 – 50*
Office furniture and equipment	*5 – 10*
Hardware	*3 – 5*

If a permanent impairment was to be expected, exceptional write-downs were carried out. In the event that the reason for the write-down no longer applies, a write-back will take place up to the amount of the asset's amortised cost. Investment property deemed to constitute a financial investment was recognised at amortised cost in accordance with IAS 40.

Inventory

DInventory was recognised at the lower of cost or market. Write-downs were carried out insofar as the cost of the item of inventory was above its exchange price or fair value on the balance sheet date or if limited usability or longer periods of storage had impaired its value.

Own stock

Raiffeisen International Bank-Holding AG directly deducted the holdings of its own stocks from equity as of the balance sheet date. Profits/losses arising from own-stock holdings are netted against equity without earnings impact.

Provisions for liabilities and charges

All provisions relating to so-called social capital (provisions for retirement benefits, severance payments, and anniversary bonuses) were measured using the projected unit credit method in conformity with IAS 19 (employee benefits).

The actuarial computation of retirement benefit commitments for active employees was based on an interest rate of 4.25 per cent per annum (previous year: 5.25 per cent per annum) and an effective salary increase of 3 per cent per annum or an individual career trend of 1.5 per cent per annum. The parameters for pensioners were an interest rate of 4.25 per cent per annum (previous year: 5.25 per cent per annum) and an anticipated increase in retirement benefits of 2 per cent per annum (previous year: 1.5 per cent per annum). Calculations were based on an assumed retirement age of 62 (in some individual cases 65), subject to transitional statutory requirements and special arrangements agreed in individual contracts.

The computation of severance payments and anniversary bonuses was likewise based on an interest rate of 4.25 per cent per annum (previous year: 5.25 per cent per annum), an average salary rise of 3 per cent per annum and an individual career trend of 2 per cent per annum (previous year: 1.5 per cent per annum).

The biometrical basis for the computation of all provisions relating to social capital was provided by *AVÖ 1999-P-Rechnungsgrundlagen für die Pensionsversicherung* (computational framework for pension insurance) – *Pagler & Pagler,* using the variant for salaried employees.

Other provisions were also allocated for indefinite liabilities to third parties at the amount of the expected entitlement. Because of the insignificance of the resulting interest effect, these provisions were not discounted.

Income tax

Income tax was recognised and calculated in conformity with IAS 12 applying the balance sheet orientated liability method. Deferred taxes were computed on the basis of all temporary differences in recognition and measurement between the consolidated balance sheet and the tax base that were going to balance out in subsequent periods under consideration of the tax scales applicable in the countries concerned. Deferred tax assets were capitalised with respect to tax *loss carryforwards* insofar as taxable profits at the equivalent amount were to be expected within the same company in the future. Deferred tax assets were offset against deferred tax liabilities on a subsidiary-by-subsidiary basis.

Income tax credits and income tax obligations were recorded separately under other assets or tax provisions.

Fiduciary business

In conformity with IAS 30, transactions arising within the scope of the management or placement of assets for account of third parties were not recorded in the balance sheet. Commission arising from such transactions was recorded under net commission income.

Notes to the income statement

(1) Segment reporting

Segment reporting by business segment

The basis for primary segment reporting within the meaning of IAS 14 is Raiffeisen International's internal management reporting system, whose primary reporting format was mainly customer-oriented. Business segmentation takes place as follows:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and other

The corporate customers segment encompasses business with large corporate and middle market companies from Central and Eastern Europe (CEE) as well as companies from other countries that are active in the CEE region, including especially multinationals. The criteria for inclusion are variables like revenues, profit, and size of workforce.

To be included in the corporate customers segment, small and medium-sized enterprises must either have annual sales of at least € 5 million or clearly have something to do with project or trade finance. All other small and medium-sized enterprises are included in the retail SME sub-segment within the retail customers segment.

This segment also encompasses business with the public sector and with companies owned by state-owned entities and institutions *(public sector)*. In addition, the segment also encompasses business with banks, financial service providers, and insurers *(financial institutions)*.

Banks includes Austrian and foreign corporate, retail, and private banks. This segment also includes supranational institutions like the *World Bank*, the *European Bank for Reconstruction and Development* (EBRD), the *European Investment Bank* (EIB), and the *International Monetary Fund* (IMF). Financial service providers includes brokers and asset managers such as investment banks, investment fund companies, finance leasing companies and other companies that perform activities connected with the credit industry. The insurers sub-segment encompasses all kinds of insurers and reinsurers. That includes property, health, life, and pension insurers. Public sector includes all public sector entities such as ministries, provinces, municipalities, and similar public corporations. Embassies and trade representations also belong to this sub-segment.

Because of the rather limited contribution to the consolidated results of Raiffeisen International made by *public sector* and *financial institutions*, their results are now included in the corporate customer segment, having still been reported separately in prior years.

The retail customer segment encompasses all private individuals *(consumers)*, the self-employed *(professionals)* and small and medium-sized enterprises with annual revenues of less than € 5 million *(retail SME)*. The line includes predominantly standardised products like passbooks, saving deposits, time deposits, and current and salary accounts, personal loans, overdraft lines, credit cards and mortgages and other loans granted for specific purposes.

Earnings from personal banking services provided by a number of Group units are also included in this customer segment. They employ an individualised advisory approach that targets high-net-worth individuals and provide asset management services.

The treasury segment encompasses the treasury's proprietary trading as well as investment banking activities, which are only carried out by a few Group units.

Proprietary trading and positioning involves on-balance-sheet and off-balance-sheet interest rate and currency products (futures, options), which include money market business, foreign exchange business, cash management, refinancing, and asset/liability management (covering with matching assets).

Pure trading in financial instruments is centrally controlled and subject to strictly monitored limits. In addition, Raiffeisen International has a portfolio of medium-term and long-term financial investments.

Whereas the entirety of the Group's proprietary trading activities are included in this segment, some treasury transactions carried out on customers' accounts are recognised in other segments, including retail customers and, above all, corporate customers. Components of proceeds that exceed market prices are assigned to the customer segments.

Besides non-banking activities, the participations and other segment also encompasses the management of equity participations. In addition, the segment encompasses other cross-segment activities, including in particular those carried out by parent company Raiffeisen International Bank-Holding AG.

Raiffeisen International employs two central steering benchmarks:

- The return on equity before tax states the ratio of profit before tax over average equity employed. It expresses the return on capital employed in the segment concerned.

- The cost/income ratio expresses the cost efficiency of business segments. The cost/income ratio is measured using the ratio of general administrative expenses to the total of net interest income, net commission income, trading profit/loss and operating profit/loss (but adjusted to allow for the net result from hedge accounting and other derivative instruments).

Segment reporting is based on Raiffeisen International's internal management income statement, which takes the form of a multi-stage contribution account. Income and expenses are allocated according to their causes. The income items are net interest income, net commission income, trading profit/loss and other operating profit/loss, whereby net interest income is calculated using the market interest rate method. The net interest received from equity is apportioned to individual segments on the basis of regulatory capital requirements and recognised under net interest income.

Provisioning for possible loan losses consists of net allocations to valuation reserves for counterparty risks and direct write-downs as well as amounts recovered from written-down claims. General administrative expenses include direct and indirect costs. Direct costs (staff expenses and other administrative outlay) are incurred by individual business segments while indirect costs are allocated according to agreed ratios.

The risk-weighted assessment base pursuant to section 22 of the Austrian Banking Act served as sector-specific substitute for segment assets (including market risk).

Financial year 2005 *€000*	*Corporate customers*	*Retail customers*	*Treasury*	*Participations and other*	*Total*
Net interest income	*426,978*	*651,292*	*119,926*	*3,902*	*1,202,098*
Provisioning for impairment losses	*(71,658)*	*(96,173)*	*(2)*	*573*	*(167,260)*
Net interest income after provisioning	*355,320*	*555,118*	*119,924*	*4,475*	*1,034,838*
Net commission income	*150,877*	*258,582*	*(3,508)*	*884*	*406,835*
Trading profit	*99,392*	*95,481*	*106,979*	*(1,051)*	*300,802*
Net income from financial investments and current financial assets	*357*	*-*	*1,425*	*9,126*	*10,908*
General administrative expenses	*(274,604)*	*(785,938)*	*(40,257)*	*(61,711)*	*(1,162,510)*
Other operating profit/loss	*5,432*	*(5,637)*	*(435)*	*(21,676)*	*(22,316)*
Profit before tax	***336,773***	***117,607***	***184,128***	***(69,952)***	***568,557***
Basis of assessment (incl. market risk)	*14,356,058*	*8,905,963*	*4,822,625*	*1,829,510*	*29,914,156*
Own funds requirement	*1,148,485*	*712,477*	*385,810*	*146,361*	*2,393,133*
Average number of staff	*5,476*	*20,984*	*561*	*1,567*	*28,588*
Cost/income ratio	*40.2%*	*78.6%*	*18.1%*	*-*	*61.6%*
Average equity	*1,251,811*	*776,577*	*420,520*	*159,528*	*2,608,436*
Return on equity (ROE) before tax	*26.9%*	*15.1%*	*43.8%*	*-*	*21.8%*

Financial year 2004 *€000*	*Corporate customers*	*Retail customers*	*Treasury*	*Participations and other*	*Total*
Net interest income	*314,032*	*405,175*	*76,687*	*7,578*	*803,472*
Provisioning for impairment losses	*(75,314)*	*(62,545)*	*(23)*	*285*	*(137,596)*
Net interest income after provisioning	*238,718*	*342,631*	*76,664*	*7,863*	*665,875*
Net commission income	*124,797*	*181,297*	*(7,793)*	*1,355*	*299,657*
Trading profit	*79,325*	*66,405*	*72,848*	*1,567*	*220,145*
Net income from financial investments and current financial assets	*(21)*	*(2,139)*	*7,305*	*3,128*	*8,273*
General administrative expenses	*(219,074)*	*(542,581)*	*(32,755)*	*(28,938)*	*(823,348)*
Other operating profit/loss	*5,478*	*(4,156)*	*(4,392)*	*(26,759)*	*(29,830)*
Profit before tax	***229,223***	***41,456***	***111,878***	***(41,785)***	***340,772***
Basis of assessment (incl. market risk)	*9,982,477*	*4,778,249*	*4,307,836*	*569,776*	*19,638,338*
Own funds requirement	*798,598*	*382,260*	*344,627*	*45,582*	*1,571,067*
Average number of staff	*4,711*	*14,554*	*534*	*1,004*	*20,803*
Cost/income ratio	*41.8%*	*83.6%*	*23.2%*	*-*	*63.5%*
Average equity	*780,427*	*373,562*	*336,785*	*44,545*	*1,535,320*
Return on equity (ROE) before tax	*29.4%*	*11.1%*	*33.2%*	*-*	*22.2%*

Segment report by region

Secondary segment reporting shows earnings components and portfolio figures by regional aspects. Allocation criterion is the respective company branch. The regional segments under review are described below (internal English-language abbreviations in parentheses):

- Central Europe (CE)
  This segment contains the five countries in which Raiffeisen International operates that joined the EU on 1 May 2004. They are the Czech Republic, Hungary, Poland, Slovakia, and Slovenia.

- Southeastern Europe (SEE)
  Southeastern Europe includes Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Romania, Serbia and Montenegro (including Kosovo).

- Commonwealth of Independent States (CIS)

This segment contains the members of the Commonwealth of Independent States – created from parts of the former Soviet Union – where Raiffeisen International is active, namely Belarus, Russia, Ukraine, and, since the beginning of 2005, Kazakhstan.

Income items and head office costs in Austria, most of which accrue within the holding company, are apportioned between the above segments according to their cause. If a direct allotment is impossible, apportionment is based on other criteria such as holdings of risk-weighted assets.

Regional allocation by respective branch location taking refinancing costs into account yields the following distribution:

Financial year 2005 *€000*	*CE*	*SEE*	*CIS*	*Total*
Net interest income	*513,631*	*424,452*	*264,014*	*1,202,098*
Provisioning for impairment losses	*(48,500)*	*(63,488)*	*(55,272)*	*(167,260)*
Net interest income after provisioning	*465,131*	*360,964*	*208,742*	*1,034,838*
Net commission income	*162,374*	*146,736*	*97,724*	*406,835*
Trading profit	*144,307*	*96,178*	*60,317*	*300,802*
Net income from financial investments and current financial assets	*7,798*	*2,988*	*122*	*10,908*
General administrative expenses	*(532,648)*	*(418,263)*	*(211,599)*	*(1,162,510)*
Other operating profit/loss	*(17,022)*	*(949)*	*(4,345)*	*(22,316)*
Profit before tax	***229,941***	***187,655***	***150,961***	***568,557***
Total assets	*17,341,123*	*13,938,489*	*9,415,250*	*40,694,862*
Basis of assessment (incl. market risk)	*12,940,465*	*9,397,223*	*7,576,469*	*29,914,156*
Own funds requirement	*1,035,237*	*751,778*	*606,118*	*2,393,133*
Average number of staff	*9,123*	*11,093*	*8,373*	*28,588*
Cost/income ratio	*66.2%*	*62.8%*	*50.9%*	*61.6%*
Average equity	*1,312,305*	*829,138*	*446,993*	*2,608,436*
Return on equity (ROE) before tax	*17.5%*	*22.6%*	*32.3%*	*21.8%*

Financial year 2004 *€000*	*CE*	*SEE*	*CIS*	*Total*
Net interest income	*418,334*	*263,056*	*122,082*	*803,472*
Provisioning for impairment losses	*(69,429)*	*(44,628)*	*(23,539)*	*(137,596)*
Net interest income after provisioning	*348,905*	*218,428*	*98,543*	*665,875*
Net commission income	*135,928*	*118,861*	*44,868*	*299,657*
Trading profit	*122,374*	*65,117*	*32,654*	*220,145*
Net income from financial investments and current financial assets	*5,658*	*2,653*	*(38)*	*8,273*
General administrative expenses	*(438,204)*	*(294,375)*	*(90,769)*	*(823,348)*
Other operating profit/loss	*(13,452)*	*(9,784)*	*(6,595)*	*(29,830)*
Profit before tax	***161,210***	***100,900***	***78,662***	***340,772***
Total assets	*15,087,569*	*10,466,329*	*3,353,224*	*28,907,122*
Basis of assessment (incl. market risk)	*10,902,339*	*5,937,631*	*2,798,368*	*19,638,338*
Own funds requirement	*872,187*	*475,010*	*223,869*	*1,571,067*
Average number of staff	*8,311*	*8,999*	*3,494*	*20,803*
Cost/income ratio	*65.7%*	*67.4%*	*46.9%*	*63.5%*
Average equity	*852,342*	*464,202*	*218,776*	*1,535,320*
Return on equity (ROE) before tax	*18.9%*	*21.7%*	*36.0%*	*22.2%*

(2) Net interest income

The net interest income position includes interest income and expense from items in banking business, dividend income, and commissions with interest characteristics.

€000	2005	2004
Interest income	**2,097,294**	**1,567,087**
from loans and advances to banks	251,266	192,351
from loans and advances to customers	1,454,700	1,030,812
from current financial assets	56,683	44,769
from financial investments	156,043	120,964
from receivables under finance leases	131,927	102,199
from derivative financial instruments (non-trading), net	46,675	75,991
Current income	**2,807**	**2,367**
from shares and other variable-yield securities	93	132
from interests in subsidiaries	-	1,940
from companies accounted for using the equity method	502	73
from other equity participations	2,212	222
Other interest-like income	**3,215**	**1,024**
Interest and similar income, total	**2,103,316**	**1,570,478***
Interest expenses	**(900,182)**	**(758,496)**
on deposits from banks	(282,550)	(200,273)
on deposits from customers	(564,676)	(513,638)
on liabilities evidenced by paper	(30,685)	(31,069)
on subordinated capital	(22,271)	(13,515)
Other interest-like expenses	**(1,036)**	**(8,511)**
Interest expenses and similar charges, total	**(901,218)**	**(767,007*)**
Net interest income	**1,202,098**	**803,471**

* Erratum: reclassifications in 2004 did not affect earnings.

The interest margin on the respective averages of the stated base evolved as follows:

Per cent	2005	2004
Interest margin (in relation to balance sheet total)	3.55%	3.30%
Interest margin (in relation to risk-weighted assets in the banking book)	5.85%	5.74%

(3) Provisions for impairment losses

Provisions for impairment losses on balance sheet and off-balance-sheet items were made as follows:

€000	2005	2004
Allocated to the provision for impairment losses	(360,736)	(225,306)
Released from the provision for impairment losses	217,917	97,507
Direct write-downs	(40,628)	(26,702)
Recovery of written-down claims	16,185	16,905
Proceeds from the sale of loans	2	-
Total	**(167,260)**	**(137,596)**

Details on risk provisioning are listed under item 14 of *provisions for impairment losses.*

Per cent	2005	2004
Net provisioning ratio (in relation to average risk-weighted assets) [1]	0.81%	0.98%
Net provisioning ratio (in relation to loans outstanding) [2]	0.45%	0.52%
Loss rate [3]	0.13%	0.15%
Portfolio rate [4]	1.84%	1.53%
Risk/earnings ratio [5]	13.91%	17.13%

1) New provisions for impairment losses / average risk assets on the banking book
2) New provisions for impairment losses / total loans and advances outstanding
3) Use + direct amortisation + income from amortised receivables / total loans and advances outstanding
4) New provisions for impairment losses / total loans and advances outstanding
5) New provisions for impairment losses / net interest income/expense

(4) Net commission income

€000	2005	2004
Payment transfers business	228,555	163,925
Credit processing and guarantee business	81,833	63,404
Securities business	22,868	10,114
Foreign exchange, notes and coins, and precious metals business	26,311	17,708
Other banking services	47,268	44,506
Total	**406,835**	**299,657**

Commission income amounted to € 518,752 thousand (2004: € 395,933 thousand) while commission expense came to € 111,917 thousand (2004: € 96,276 thousand).

(5) Trading profit

The position trading profit comprises all interest and dividend income, refinancing costs, commissions, and value changes on trading portfolios.

€000	2005	2004
Interest rate contracts	12,662	13,332
Currency contracts	286,538	205,376
Share and index-related contracts	1,637	1,434
Other business	(35)	3
Total	**300,802**	**220,145**

(6) Net income from financial investments and current financial assets

The position net income from financial investments and current financial assets comprises valuation gains and sale proceeds on securities in the financial investment portfolio and equity participations. These include holdings in associated companies, companies consolidated using the equity method, and other company investments.

€000	2005	2004
Net income from financial investments	**4,828**	**2,848**
Net remeasurements of securities held to maturity	(57)	(92)
Net proceeds from sales of securities held to maturity	-	(94)
Net remeasurements of equity participations	1,185	1,876
Net proceeds from sales of equity participations	3,700	1,158
Net income from other current financial assets	**6,080**	**5,425**
Net remeasurements of securities classified as current financial assets	1,571	1,473
Net proceeds from sales of securities classified as current financial assets	4,509	3,952
Total	**10,908**	**8,273**

(7) Administrative expense

The Group's consolidated administrative expenses comprise staff expenses, other administrative outlay, and depreciation/amortisation/write-downs on tangible and intangible assets. They broke down as follows:

€000	***2005***	***2004***
Staff expenses	***(551,983)***	***(380,626)***
of which wages and salaries	*(422,584)*	*(286,449)*
of which social security costs	*(109,478)*	*(75,838)*
of which voluntary fringe benefits	*(17,948)*	*(17,126)*
of which expenditure on severance payments and retirement benefits	*(854)*	*(1,213)*
of which expenditure on share incentive program (SIP)	*(1,119)*	-
Other administrative outlay	***(480,319)***	***(347,665)***
of which on premises	*(124,923)*	*(92,863)*
of which IT costs	*(68,226)*	*(45,950)*
of which communication costs	*(43,507)*	*(31,636)*
of which legal and consultancy costs	*(32,331)*	*(23,057)*
of which advertising and entertainment expenses	*(59,209)*	*(46,271)*
of which deposit protection costs	*(33,588)*	*(23,781)*
of which office expenses	*(15,575)*	*(12,683)*
of which other items	*(102,960)*	*(71,424)*
Depreciation/amortization/write-downs of tangible and intangible fixed assets	***(130,208)***	***(95,057)***
of which of tangible fixed assets	*(84,978)*	*(71,875)*
of which of intangible fixed assets	*(39,081)*	*(22,030)*
of which of let leased assets	*(6,149)*	*(1,152)*
Total	***(1,162,510)***	***(823,348)***

Depreciation/amortisation/write-downs on the client base acquired with *Bank Aval* that has been capitalised in the initial consolidation came to € 1,192 thousand.

(8) Other operating profit/loss

Among other things, other operating profit/loss captures revenues and expenses arising from non-banking activities as well as revenues and expenses from the disposal of tangible or intangible assets as well as income from write-ups of tangible and intangible assets. The net result from hedge accounting, likewise included in this item, results from remeasurements of hedging instruments and the underlying hedged items.

€000	2005	2004
Revenues from non-banking activities	82,586	27,348
Expenses from non-banking activities	(65,872)	(15,593)
Net result from hedge accounting	(103)	(3,140)
Net income from other derivative instruments	257	(766)
Net income from the disposal of tangible and intangible fixed assets	(1,147)	(2,278)
Other taxes	(28,037)	(21,516)
Amortization/write-downs of goodwill	(2,506)	(21,284)
Net income from the release of negative goodwill	217	1,997
Net expense from allocations to and releases of other provisions	(11,318)	(452)
Other operating income	20,368	72,922
Other operating expenses	(16,763)	(67,067)
Total	**(22,316)**	**(29,829)**

Other operating income/expense consists primarily of transitory items resulting from the joint sale of our own financial services and services rendered by third parties (e.g. insurers).

During the year under review, € 217 thousand in negative differences from first consolidation (2004: € 1,997 thousand) were immediately expensed in the income statement. The position goodwill amortisation shows only one impairment item in the amount of € 2,506 thousand.

The position revenue from non-banking activities covers rental income from real estate held as a financial investment in the amount of € 1,297 thousand. Income and expense from leasing services posted under other operating income and other operating expenses in 2004 are from 2005 on shown in the position revenues and expenses from non-banking activities.

(9) Income tax

Income tax expense broke down as follows:

€000	2005	2004
Current income tax	(120,195)	(68,826)
of which in Austria	6,207	(540)
of which abroad	(126,402)	(68,286)
Deferred taxes	11,231	(2,194)
Total	**(108,964)**	**(71,020)**

Raiffeisen International Bank-Holding AG and three of its subsidiaries form a joint tax entity headed by *Raiffeisen Zentralbank Österreich AG*. This made it possible to allocate Group member tax losses to the Group parent's tax income/loss position. *Raiffeisen Zentralbank Österreich AG* paid *Raiffeisen International Bank-Holding AG* € 8,003 thousand in prorated tax equalisation for 2005.

The following transitional account shows the connection between profit for the year and effective tax burden:

€000	***2005***	***2004***
Profit before tax	***568,557***	***340,772***
Theoretical income tax expense in the financial year based on the domestic income tax rate of 25 per cent	*(142,139)*	*(115,863)*
Effect of divergent foreign tax rates	*42,507*	*54,541**
Reduction in the tax burden because of tax-exempt income from equity participations and other tax-exempt income	*15,148*	*17,355**
Increase in the tax burden because of non-tax-deductible expenses	*(20,736)*	*(20,615)*
Other	*(3,744)*	*(6,438)*
Effective tax burden	***(108,964)***	***(71,020)***

**) Erratum: Reclassifications in 2004 without effect on earnings*

(10) Earnings per share

€000	***2005***	***2004***
Profit	*382,334*	*209,437*
Less preference dividend	-	*(482)*
Adjusted profit	***382,334***	***208,955***
Average number of ordinary shares outstanding during period (in 1000 units)	*137,094*	*108,169*
Earnings per share (€)	***2.79***	***1.93***

There were no conversion or option rights in circulation, so undiluted earnings per share were identical to diluted earnings per share. Previously issued profit-sharing certificates were called back in the year under review so that there is no preferred dividend payment in financial year 2005.

Notes to the Balance Sheets

(11) Cash reserve

€000	2005	2004
Cash in hand	783,473	443,121
Balances at central banks	2,124,688	1,452,235
Total	**2,908,161**	**1,895,356**

(12) Loans and advances to banks

€000	2005	2004
Giro and clearing business	912,342	687,708
Money market business	3,417,181	3,330,852
Loans to banks	1,423,107	752,572
Purchased receivables	32,787	8,047
Accounts receivable under finance leases	396	224
Receivables evidenced by paper	8,453	-
Total	**5,794,266**	**4,779,403**

Loans and advances to banks break down along geographical lines as follows:

€000	2005	2004
Central Europe (CE)	1,550,438	1,312,854
Southeastern Europe (SEE)	1,180,789	998,363
Commonwealth of Independent States (CIS)	533,154	241,957
Domestic (Austria)	1,092,606	842,380
Other countries	1,437,279	1,383,849
Total	**5,794,266**	**4,779,403**

(13) Loans and advances to customers

Loans and advances to customers break down as follows:

€000	2005	2004
Credit business	12,618,329	9,536,290
Money market business	4,170,552	2,313,308
Receivables under mortgage loans	5,971,217	2,874,693
Purchased receivables	223,756	189,427
Accounts receivables under finance leases	1,723,787	1,328,577
Receivables evidenced by paper	6,385	-
Total	**24,714,026**	**16,242,295**

Loans and advances to customers break down into business segments as follows:

€000	2005	2004
Public sector	638,388	453,515
Corporate customers	15,832,248	9,330,768
Retail customers	8,152,352	6,295,501
Other	91,038	162,511
Total	**24,714,026**	**16,242,295**

Loans and advances to customers break down along geographical lines as follows:

€000	2005	2004
Central Europe (CE)	10,830,751	8,726,506
Commonwealth of Independent States (CIS)	6,718,310	2,343,356
Southeastern Europe (SEE)	6,445,531	4,959,910
Domestic (Austria)	2,773	2,736
Other	716,661	209,787
Total	**24,714,026**	**16,242,295**

(14) Impairment losses on loans and advances

Provisioning for impairment losses was carried out applying homogeneous Group-wide standards and covered all recognisable counterparty risks. The following breakdown of impairment losses on loans and advances shows their development during the financial year and the balance sheet items that underlie the entry for impairment losses on loans and advances:

€000	On 1/1/2005*	Change in scope of consolidation	Allocated**	Released	Used	Transfers, exchange differences	On 31/12/2005
Specific provisions	**314,236**	**120,264**	**256,428**	**(161,474)**	**(48,263)**	**809**	**482,000**
Loans and advances to banks	204	223	13	(346)	-	85	178
Loans and advances to customers	314,032	120,041	256,415	(161,128)	(48,263)	724	481,822
of which CE	192,215	2,718	122,938	(85,874)	(22,191)	(1,717)	208,089
of which CIS	38,930	117,323	53,259	(39,680)	(6,815)	3,399	166,416
of which SEE	79,957	-	79,840	(35,416)	(19,230)	228	105,378
of which other	2,931	-	379	(157)	(28)	(1,185)	1,940
Portfolio-based provisions	**52,020**	**17,639**	**102,419**	**(29,469)**	**38**	**25,139**	**167,786**
Subtotal	**366,256**	**137,903**	**358,847**	**(190,943)**	**(48,225)**	**25,947**	**649,786**
Impairment provisions for off-balance-sheet obligations	27,565	2,216	26,332	(26,973)	-	357	29,497
Total	**393,821**	**140,119**	**385,179**	**(217,917)**	**(48,225)**	**26,304**	**679,283**

* Because of new and amended IFRS rules, the status as of 1 January 2005 has been adapted.

** Allocations inclusive of direct write-downs and recoveries of receivables already written down

(15) Trading assets

Trading assets consists of the following securities and derivative instruments held for trading:

€000	2005	2004
Debt securities and other fixed-interest securities	**1,442,440**	**2,032,805**
of which public-authority debt instruments eligible for refinancing	213,251	1,002,572
of which other debt instruments issued by the public sector	653,625	492,367
of which bonds and debt securities issued by other issuers	575,564	537,866
Shares and other variable-yield securities	**23,863**	**11,378**
of which shares and other securities	22,103	9,911
of which investment fund units	1,760	1,467
Positive fair values arising from derivative financial instruments	**181,935**	**384,207**
of which interest rate contracts	44,663	44,691
of which exchange rate contracts	136,346	339,516
of which from share- and index-related contracts	926	-
Overnight and fixed deposits held for trading	**2,265**	**18,632**
Pledged securities ready to be sold/repledged by transferee	**5,834**	**-**
Total	**1,656,337**	**2,447,022**

(16) Other current financial assets

Other current financial assets contain the following available-for-sale securities:

€000	2005	2004
Debt securities and other fixed-interest securities	**1,278,499**	**640,073**
of which public-authority debt instruments eligible for refinancing	883,625	405,999
of which other debt instruments issued by the public sector	41,141	62,478
of which bonds and debt securities issued by other issuers	352,741	144,952
of which debt securities originated by the enterprise	-	26,644
Money market paper	992	-
Shares and other variable-yield securities	**27,057**	**10,407**
of which shares	3,175	867
of which investment fund units	23,882	9,540
Pledged securities ready to be sold/repledged by transferee	**17,159**	**-**
Total	**1,322,715**	**650,480**

(17) Financial investments

Financial investments contain securities held to maturity and strategic equity participations held on a long-term basis:

€000	2005	2004
Debt securities and other fixed-interest securities	**2,724,423**	**2,255,375**
of which public-authority debt instruments eligible for refinancing	1,504,805	1,309,495
of which other debt instruments issued by the public sector	937,758	596,879
of which bonds and debt securities of other issuers	281,860	349,001
Equity participations	**82,814**	**73,982**
of which interests in associated companies	24,169	18,120
of which interests in companies accounted for using the equity method	22,146	15,128
of which other equity participations	36,499	40,734
Total	**2,807,237**	**2,329,357**

Equity participations measured at amortised cost for which fair values could not be reliably ascertained totalled € 36,007 thousand (2004: € 9,209 thousand).

(18) Intangible fixed assets

€000	2005	2004
Goodwill	527,247	74,858
Other intangible fixed assets	353,410	102,182
Total	**880,657**	**177,040**

The increase in the item goodwill is mostly due to the acquisition of Bank Aval. € 120,921 thousand for the Aval brand has been capitalised under other intangible asset. Moreover, an asset position of € 84,771 thousand has been set up to take account of client base acquired with Bank Aval.

(19) Tangible fixed assets

€000	2005	2004
Land and buildings used by the Group for its own operations	294,461	159,755
Other land and buildings	4,258	6,690
Other tangible fixed assets, office furniture and equipment	370,961	253,532
Let leased assets	69,154	21,037
Total	**738,835**	**441,014**

The fair value of other land and buildings (investment property) came to € 4,258 thousand (2004: € 7,350 thousand).

(20) Development of fixed assets

Tangible and intangible fixed assets developed in financial year 2005 as follows:

€000			Cost of acquisition or conversion				
	On 1/1/2005	Change in scope of consolidation	Exchange differences	Additions	Disposals	Transfers	On 31/12/2005
Intangible fixed assets	**307,157**	**631,588**	**53,689**	**72,395**	**(20,135)**	**8,823**	**1,053,517**
Goodwill	108,399	424,519	33,026	-	-	-	565,944
Other intangible fixed assets	198,758	207,069	20,663	72,395	(20,135)	8,823	487,573
Tangible fixed assets	**781,297**	**176,739**	**52,972**	**238,481**	**(79,605)**	**(8,823)**	**1,161,061**
Land and buildings used by the Group for its own operations	236,458	105,015	22,688	36,673	(18,898)	(6,548)	375,388
Other land and buildings	11,426	82	613	1,149	(1,489)	(10)	11,771
of which land value of developed land	9	430	31	384	-	-	853
Other tangible fixed assets	510,618	54,638	27,566	153,412	(50,482)	(2,278)	693,474
Let leased assets	22,794	17,004	2,105	47,247	(8,736)	13	80,428
Total	**1,088,454**	**808,327**	**106,661**	**310,876**	**(99,740)**	**-**	**2,214,578**

€000	Write-ups, write-downs, remeasurements			Carrying amounts
	Cumulative	Write-ups	Write-downs	31/12/2005
Intangible fixed assets	**(172,860)**	**89**	**(41,587)**	**880,657**
Goodwill	(38,697)	-	(2,506)	527,247
Other intangible fixed assets	(134,162)	89	(39,081)	353,411
Tangible fixed assets	**(422,226)**	**64**	**(91,127)**	**738,835**
Land and buildings used by the Group for its own operations	(80,927)	-	(9,565)	294,461
Other land and buildings	(7,513)	-	(2,642)	4,258
of which land value of developed land	-	-	-	853
Other tangible fixed assets	(322,513)	64	(72,771)	370,961
Let leased assets	(11,273)	-	(6,149)	69,154
Total	**(595,086)**	**153**	**(132,714)**	**1,619,492**

Additions to tangible and intangible assets did not include major individual investments.

Tangible and intangible assets developed in financial year 2004 as follows:

€000	Cost of acquisition or conversion						
	On 1/1/2004	Change in scope of consolidation	Exchange differences	Additions	Disposals	Transfers	On 31/12/2004
Intangible fixed assets	**192,491**	**63,150**	**7,110**	**57,348**	**(16,073)**	**3,131**	**307,157**
Goodwill	47,978	61,870	(1,449)	-	-	-	108,399
Other intangible fixed assets	144,513	1,280	8,559	57,348	(16,073)	3,131	198,758
Tangible fixed assets	**613,454**	**26,500**	**25,687**	**191,526**	**(72,739)**	**(3,131)**	**781,297**
Land and buildings used by the Group for its own operations	191,393	15,608	6,108	30,390	(11,826)	4,785	236,458
Other land and buildings	11,186	4	1,215	2,278	(1,389)	(1,868)	11,426
of which land value of developed land	9	-	-	-	-	-	9
Other tangible fixed assets	402,141	10,888	18,083	147,385	(59,510)	(8,369)	510,618
Let leased assets	8,734	-	280	11,473	(14)	2,321	22,794
Total	**805,945**	**89,650**	**32,797**	**248,874**	**(88,812)**	**-**	**1,088,454**

€000	Write-ups, write-downs, remeasurements			Carrying amounts
	Cumulative	Write-ups	Write-downs	31/12/2004
Intangible fixed assets	**(130,118)**	**-**	**(43,314)**	**177,040**
Goodwill	(33,541)	-	(21,284)	74,858
Other intangible fixed assets	(96,577)	-	(22,030)	102,181
Tangible fixed assets	**(340,283)**	**181**	**(73,027)**	**441,014**
Land and buildings used by the Group for its own operations	(76,704)	-	(7,121)	159,755
Other land and buildings	(4,737)	-	(1,275)	6,690
of which land value of developed land	-	-	-	9
Other tangible fixed assets	(257,086)	176	(63,479)	253,532
Let leased assets	(1,757)	5	(1,152)	21,037
Total	**(470,401)**	**181**	**(116,341)**	**618,053**

(21) Other assets

€000	2005	2004
Tax assets	46,564	28,999
of which current tax assets	15,142	10,889
of which deferred tax assets	31,422	18,110
Receivables arising from non-banking activities	31,732	24,239
Prepayments and other deferrals	165,274	97,983
Positive fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	-	1,046
of which interest rate contracts	-	1,030
of which share- and index-related contracts	-	16
Positive fair values of other derivative financial instruments in the banking book	25,149	43,212
of which interest rate contracts	4,112	1,604
of which exchange rate contracts	21,037	41,608
Other assets	253,696	116,184
Total	**522,415**	**311,663**

Insofar as they satisfied the prerequisites for hedge accounting within the meaning of IAS 39, derivative financial instruments were measured at their fair values *(dirty prices)* in their function as hedging instruments. The hedged items' underlying fair-value hedges were loans and advances to customers. The hedged risks were interest rate risks. The respective balance sheet items also include the positive fair values of hedged underlying transactions within the meaning of IAS 39.

This item also includes the positive fair values of derivative financial instruments that neither were held for trading nor constitute fair-value hedging instruments within the meaning of IAS 39. The item other assets also includes assets available for sale in the meaning of IFRS 5 amounting to € 1,116 thousand.

Deferred taxes break down as follows:

€000	2005	2004
Deferred tax assets	31,422	18,110
Provisions for deferred taxes	24,584	23,673
Net deferred taxes	**6,838**	**(5,563)**

The net deferred taxes result from the following items:

€000	***2005***	***2004***
Provisioning for impairment losses	*32,408*	*17,020*
Tangible and intangible fixed assets	*14,159*	*2,727*
Other assets	*39,575*	*31,354*
Provisions for liabilities and charges	*12,911*	*5,121*
Other liabilities	*22,750*	*56,570*
Tax loss carryforwards	*15,877*	*4,875*
Other balance sheet items	*46,346*	*35,750*
Deferred tax assets	***184,026***	***153,417***
Loans and advances to banks	*10,547*	*965*
Loans and advances to customers	*6,595*	*5,344*
Trading assets	*20,596*	*58,038*
Financial investments	*813*	*2,919*
Other liabilities	*44,771*	*42,242*
Other balance sheet items	*93,866*	*49,472*
Deferred tax liabilities	***177,188***	***158,981***
Net deferred taxes	***6,838***	***(5,563)***

The consolidated financial statements contain capitalised benefits from unused tax loss carryforwards in the amount of € 15,877 thousand. The bulk of tax loss carryforwards was capable of being carried forward for an unlimited amount of time.

No tax deferrals were capitalised for tax loss carryforwards of € 7,911 thousand have not been capitalised because there appeared to be no prospect to realise them within a reasonable period at the time.

(22) Deposits from banks

Deposits from banks break down as follows:

€000	2005	2004
Giro and clearing business	322,151	351,850
Money market business	4,348,433	2,672,505
Long-term finance	5,565,880	3,595,410
Total	**10,236,464**	**6,619,765**

Deposits from banks break down along geographical lines as follows:

€000	2005	2004
Central Europe (CE)	1,219,051	1,079,254
Southeastern Europe (SEE)	488,815	285,067
Commonwealth of Independent States (CIS)	296,133	116,826
Domestic (Austria)	5,150,483	2,534,417
Other countries	3,081,982	2,604,201
Total	**10,236,464**	**6,619,765**

(23) Deposits from customers

Deposits from customers break down into product groups as follows:

€000	2005	2004
Sight deposits	10,694,718	6,896,160
Time deposits	12,752,729	10,315,006
Savings deposits	1,442,101	958,295
Total	**24,889,548**	**18,169,461**

Deposits from customers break down into business segments as follows:

€000	2005	2004
Public sector	719,444	706,735
Corporate customers	9,964,192	6,798,837
Retail customers	13,840,622	10,466,000
Other	365,290	197,889
Total	**24,889,548**	**18,169,461**

Deposits from customers break down along geographical lines as follows:

€000	2005	2004
Central Europe (CEE)	10,611,077	9,249,172
Southeastern Europe (SEE)	8,110,462	6,405,364
Commonwealth of Independent States (CIS)	5,078,773	1,629,212
Domestic (Austria)	175,515	310,312
Other	913,720	575,408
Total	**24,889,548**	**18,169,461**

(24) Liabilities evidenced by paper

€000	2005	2004
Issued debt securities	391,413	368,895
Issued money market instruments	4,061	5,852
Other liabilities evidenced by paper	363,598	287,711
Total	**759,072**	**662,458**

(25) Provisions for liabilities and charges

€000	On 1/1/2005	Change in scope of consolidation	Allocated	Released	Used	Transfers, exchange differences	On 31/12/2005
Severance payments	379	-	290	-	(58)	62	673
Retirement benefits	90	-	45	-	-	743	878
Tax	53,212	2,629	27,406	(33,374)	(4,217)	1,677	47,333
of which current	29,539	2,458	20,886	(26,444)	(4,217)	527	22,749
of which deferred	23,673	171	6,520	(6,930)	-	1,150	24,584
Guarantees and sureties	27,565	2,216	26,332	(26,973)	-	357	29,497
Other	31,570	3,259	33,696	(12,936)	(4,161)	1,659	53,087
of which for pending litigation	11,199	-	13,036	(1,760)	-	615	23,090
Total	**112,815**	**8,104**	**87,769**	**(73,283)**	**(8,436)**	**4,498**	**131,468**

Other provisions for liabilities and charges consist largely of provisions for pending litigation and unused vacation rights.

(26) Trading liabilities

€000	2005	2004
Negative fair values of derivative financial instruments	170,214	408,345
of which from interest rate contracts	72,972	85,254
of which from exchange rate contracts	96,184	323,051
of which from share- and index-related contracts	1,058	40
Short sale of trading assets	5,524	3
Overnight and fixed deposits held for trading	88,401	1,596
Total	**264,139**	**409,944**

(27) Other liabilities

€000	2005	2004
Liabilities arising from non-banking activities	84,323	35,158
Deferred items	108,249	44,956
Negative fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	244	4,030
of which arising from interest rate contracts	244	487
of which arising from exchange rate contracts	-	3,369
of which arising from share-and index-related contracts	-	175
Negative fair values of other derivative financial instruments	16,845	20,182
of which arising from interest rate contracts	7,217	2,690
of which arising from exchange rate contracts	9,613	17,492
of which arising from share- and index-related contracts	15	-
Other liabilities	347,402	207,876
Total	**557,063**	**312,202**

Insofar as they satisfied the prerequisites for hedge accounting within the meaning of IAS 39, derivative financial instruments were measured at their fair values *(dirty prices)* in their function as hedging instruments. The hedged items' underlying fair-value hedges were loans and advances to customers.

(28) Subordinated capital

€000	2005	2004
Subordinated liabilities	529,411	422,698
Supplementary capital	51,335	21,000
Total	**580,746**	**443,698**

Of total subordinated capital, *Raiffeisen Zentralbank Österreich AG* furnished € 431,502 thousand (2004: € 377,873 thousand).

(29) Equity and minorities

€000	2005	2004
Consolidated equity	2,418,885	1,630,637
Subscribed capital	434,228	382,140
Capital reserves	1,395,626	935,410
Retained earnings	589,031	313,087
Consolidated profit	382,334	209,437
Minority interests	475,144	336,957
Total	**3,276,363**	**2,177,031**

As of 31 December 2005, the issued share capital of *Raiffeisen International Bank-Holding AG* was subdivided into 142,700 thousand no-par (bearer) shares with a total nominal value of € 434,518 thousand. After deducting 95,260 shares held by the company itself, the stated subscribed capital came to € 434,228 thousand.

Management is going to propose at the annual general meeting to distribute a dividend of € 0.45 per common share from the financial year 2005 balance sheet profit of Raiffeisen International Bank Holding AG, representing a total distribution of € 64,247 thousand, and carry the remainder forward.

For data on equity development and other disclosures, see page 97.

After the split, the *Raiffeisen International Bank-Holding AG* share has a theoretical value of € 3,045. The number of shares outstanding developed as follows:

Number of shares	2005	2004
Number of shares outstanding on 1/1	125,000,000	100,000,000
New shares issued	17,770,000	25,000,000
Number of shares outstanding on 31/12	142,770,000	125,000,000
Less own shares held	95,260	-
Number of shares outstanding on 31/12	**142,674,740**	**125,000,000**

The number of unused but authorised shares comes to 4,244,285 no-par shares.

Stock-based remuneration

The management of *Raiffeisen International Bank-Holding AG* obtained supervisory board approval to institute a share incentive program (SIP) offering performance-based allotments of company shares for eligible employees at home and abroad for a given period of time. All managing board members of *Raiffeisen International Bank-Holding AG*, managing board members of associated bank subsidiaries, and select upper management of *Raiffeisen International Bank-Holding AG* and its associated enterprises are eligible to participate.

The number of common shares in *Raiffeisen International Bank-Holding AG* to be actually transferred will depend on meeting two performance criteria: The average return on equity (ROE) and the total shareholder return (TSR) for *Raiffeisen International Bank-Holding AG* stock relative to TSRs of DJ EURO STOXX BANKS index company stocks after a three-year holding period. Moreover, beneficiaries have to be in active service for Raiffeisen International.

SIP participation is voluntary. As of 31 December 2005, the contingent allotment under this program came to 136,130 no-par shares. The originally announced share allotment has changed as a result of various management changes in the Group segments.

Group of persons	***Number of contingently allotted shares as of 31/12/2005***	***Minimum allotment of shares***	***Maximum allotment of shares***
Members of the Managing Board of Raiffeisen International Bank-Holding AG	*31,032*	*7,885*	*46,548*
Members of the managing boards of bank subsidiaries associated with Raiffeisen International Bank-Holding AG	*84,103*	*21,026*	*126,155*
Executives of Raiffeisen International Bank-Holding AG and other affiliated companies	*20,995*	*5,249*	*31,493*

The shares required for the SIP have been raised through stock buybacks. In 2005, Raiffeisen International bought back 95,260 no-par shares at a weighted average value of € 50.06. The fair 2005 value of this allotment program comes to € 1,119 thousand and has been accounted for under personnel expense. A buy option has been made to secure more own shares needed for further SIPs. Option premiums paid for this were immediately netted against profit reserves.

Additional IFRS-related information

(30) Breakdown of remaining terms to maturity

Maturities breakdown as of 31 December 2005:

€000	*Due at call or at unspecified maturity*	*Up to 3 months*	*More than 3 months, up to 1 year*	*More than 1 year, up to 5 years*	*More than 5 years*
Loans and advances to banks	*1,071,561*	*4,385,889*	*181,406*	*141,923*	*13,487*
Loans and advances to customers	*1,748,526*	*3,585,570*	*6,179,229*	*9,279,647*	*3,921,054*
Trading assets	*37,949*	*185,652*	*121,192*	*829,682*	*481,862*
Other current financial assets	*26,830*	*653,286*	*209,260*	*396,970*	*36,368*
Financial investments	*82,814*	*535,560*	*712,095*	*1,413,798*	*62,970*
Deposits from banks	*139,844*	*2,804,865*	*1,717,444*	*4,785,148*	*789,163*
Deposits from customers	*11,654,028*	*9,165,614*	*3,059,179*	*909,147*	*101,580*
Liabilities evidenced by paper	-	*217,380*	*150,368*	*338,106*	*53,217*
Subordinated capital	-	*7,097*	*2,816*	*68,047*	*502,786*

Maturities breakdown as of 31 December 2004:

€000	*Due at call or at unspecified maturity*	*Up to 3 months*	*More than 3 months, up to 1 year*	*More than 1 year, up to 5 years*	*More than 5 years*
Loans and advances to banks	*773,999*	*3,391,443*	*471,830*	*85,418*	*56,713*
Loans and advances to customers	*1,242,693*	*2,552,826*	*4,285,613*	*5,840,029*	*2,321,134*
Trading assets	*39,361*	*689,431*	*469,333*	*567,734*	*681,163*
Other current financial assets	*10,382*	*337,360*	*129,697*	*164,894*	*8,148*
Financial investments	*73,982*	*514,021*	*864,683*	*846,203*	*30,467*
Deposits from banks	*475,565*	*1,893,555*	*836,237*	*2,741,869*	*672,539*
Deposits from customers	*7,363,866*	*7,131,231*	*2,127,296*	*548,793*	*998,274*
Liabilities evidenced by paper	-	*181,776*	*90,905*	*326,097*	*63,680*
Subordinated capital	-	*6,848*	*33*	*40,217*	*396,600*

(31) Disclosures to related enterprises

Companies can conduct business with related enterprises and persons that may affect the company's asset, financial, and income situation.

The following related enterprises have been identified as the essentially related:
The parent companies are *Raiffeisen-Landesbanken-Holding GmbH* and *Raiffeisen Zentralbank Österreich Aktiengesellschaft.*
The main companies that exert a significant influence are *Raiffeisen-Holding Niederösterreich-Wien registrierte Genossenschaft mit beschränkter Haftung* and *Raiffeisenlandesbank Niederösterreich-Wien AG.*

Disclosures on Raiffeisen International's relations with persons in key positions are shown under item 47.

In financial year 2005, transactions with related enterprises are shown below:

€000	Parent companies	Companies with significant influence	Affiliated companies	Companies valued using equity method	Other equity participations
Loans and advances to banks	783,675	29,965	101,202	72	54,350
Loans and advances to customers	-	-	169,082	29	3,270
Trading assets	13,541	-	41	610	54
Other current financial assets	4,434	-	4,261	-	-
Equity participations	-	-	15,403	17,345	1,303
Other assets	18,495	-	3,112	3,453	727
Deposits from banks	4,640,807	396	146,200	31,070	33,223
Deposits from customers	-	-	46,669	817	2,951
Provisions for liabilities and charges	282	-	1,784	-	-
Trading liabilities	15,757	-	1,370	-	710
Other liabilities	6,456	-	849	3,482	1,431
Subordinated capital	431,502	-	-	-	-
Guarantees given	2,986	-	324,233	3,375	-

In financial year 2004, transactions with related enterprises are shown below:

€000	Parent companies	Companies with significant influence	Affiliated companies	Companies valued using equity method	Other equity participations
Loans and advances to banks	669,123	3,197	20,439	22	5,105
Loans and advances to customers	-	-	127,235	5	105,885
Trading assets	3,502	1,181	4	667	-
Other current financial assets	-	-	25	15	-
Other assets	2,619	-	-	-	-
Deposits from banks	2,545,613	1,849	33,698	54,291	9,949
Deposits from customers	-	-	22,806	1,614	6,299
Provisions for liabilities and charges	295	-	-	-	-
Trading liabilities	34,995	-	-	-	-
Other liabilities	10,336	-	-	-	-
Subordinated capital	377,873	-	-	-	-
Guarantees given	31,898	101	-	-	-

(32) Foreign currency volumes

The consolidated financial statements contain the following volumes of assets and liabilities denominated in foreign currencies:

€000	2005	2004
Assets	29,046,497	20,422,276
Liabilities	26,902,765	17,997,852

(33) Foreign assets/liabilities

Assets and liabilities vis-à-vis counterparties outside Austria developed as follows:

€000	2005	2004
Assets	37,902,546	27,346,940
Liabilities	31,739,324	23,438,056

(34) Expenditure on subordinated liabilities

Expenditure on subordinated liabilities in the year under review totalled € 22,757 thousand (2004: € 13,797 thousand).

(35) Contingent liabilities and other off-balance-sheet items

The following off-balance-sheet liabilities and commitments existed at year-end:

€000	2005	2004
Contingent liabilities	**2,934,629**	**1,733,636**
of which arising from endorsed bills	5,003	1,693
of which arising from guarantee credits	1,104,848	743,963
of which arising from other guarantees	1,193,451	736,279
of which arising from letters of credit	607,619	224,746
of which other contingent liabilities	23,708	26,955
Commitments	**6,800,736**	**4,205,361**
of which arising from irrevocable loan promises/stand-by facilities	5,094,374	2,943,885
up to 1 year	2,551,029	1,372,259
more than 1 year	2,543,345	1,571,626
of which other commitments	1,706,362	1,261,476

(36) Genuine repurchase agreements

The following repurchase and redelivery commitments were in place on 31 December:

€000	2005	2004
Genuine repurchase agreements (as borrower)		
Deposits from banks	158,468	28,320
Deposits from customers	52,129	12,631
Total	**210,597**	**40,951**

€000	2005	2004
Genuine reverse repurchase agreements (as lender)		
Deposits from banks	1,189,380	340,453
Deposits from customers	114,441	29,855
Total	**1,303,822**	**370,308**

Securities put up for repurchase amounted to € 216,090 thousand in the year under review. Securities taken in for redelivery amounted to € 1,311,178 thousand. A total of € 5,524 thousand in collateral securities were passed or sold on.

(37) Assets pledged as collateral

The following items were secured by assets shown in the balance sheet:

€000	2005	2004
Deposits from banks	209,518	10,160
Deposits from customers	356	6,710
Liabilities evidenced by paper	94,450	51,620
Other liabilities	96,160	-
Contingent liabilities and commitments	23,817	20,746
Total	**424,301**	**89,236**

The following balance sheet assets were furnished as collateral for the above named obligations:

€000	2005	2004
Loans and advances to banks	207,868	13,393
Loans and advances to customers	2,405	-
Trading assets	87,186	56,479
Other current financial assets	40,712	21,747
Financial investments	100,344	-
Total	**438,515**	**91,619**

(38) Fiduciary business

Volumes of fiduciary business outstanding on the balance sheet date that were not recognised in the balance sheet developed as follows:

€000	2005	2004
Loans and advances to banks	4,888	10,349
Loans and advances to customers	12,001	22,583
Financial investments	7,371	6,255
Other fiduciary assets	29,134	-
Fiduciary assets	**53,395**	**39,187**
Deposits from banks	10,597	12,139
Deposits from customers	7,799	20,793
Other fiduciary liabilities	34,999	6,255
Fiduciary liabilities	**53,395**	**39,187**

(39) Non-performing loans

Loans are deemed non-performing if either the counterparty's financial situation is such that no recovery of funds may be expected or the counterparty has not met its financial obligations for a period of more than 90 days.

€000	2005	2004
Loans and advances to customers	421,798	377,960
Impairment losses on loans and advances	(160,914)	(144,843)
Total	**260,884**	**233,117**

(40) Finance leases

Receivables arising from finance leases developed as follows:

€000	2005	2004
Gross investment value	**2,047,111**	**1,492,848**
Minimum lease payments	2,047,111	1,492,848
up to 3 months	281,741	273,964
from 3 months up to 1 year	567,779	373,560
from 1 year up to 5 years	1,091,489	784,773
over 5 years	106,102	60,551
Unrealized financial income	**274,952**	**209,172**
up to 3 months	34,074	24,538
from 3 months up to 1 year	78,283	62,385
from 1 year up to 5 years	141,711	111,576
over 5 years	20,884	10,673
Net investment value	**1,772,159**	**1,283,676**

Write-offs on unrecoverable minimum lease payments outstanding came to € 15,547 thousand in the year under review (2004: € 25,881 thousand).

Assets let under finance leases broke down as follows:

€000	2005	2004
Vehicles leases	1,239,345	928,718
Real estate leases	214,457	98,476
Movable property leases	318,358	256,482
Total	**1,772,159**	**1,283,676**

Notes on financial instruments

(41) Risks arising from financial instruments (Risk Report)

A bank's ability to extensively capture and measure risks, to monitor them in real time and to manage them is increasingly becoming a decisive competitive factor. To ensure the long-term success of the Group and to allow its selective growth, Raiffeisen International's risk management and risk controlling activities are directed at ensuring the careful handling and professional management of credit and country risks, market and liquidity risks and operational risks.

As a subsidiary and key sub-group of RZB, Raiffeisen International is integrated into RZB's risk management system.

Overall risk management and risk management structure

Under the Austrian Banking Act (BWG), RZB as parent company is obliged to install a risk management system appropriate to the scope and type of business in question that, in addition to meeting statutory requirements, also meets internal needs for risk control, risk management, and risk limiting.

To guarantee coherent and consistent risk management and conformity with all legal and regulatory standards within Raiffeisen International Group, the Managing Board of Raiffeisen International Bank-Holding AG decides risk management guidelines within the framework laid down by the RZB Group. The Managing Board of Raiffeisen International Bank-Holding AG approves general risk control and risk management principles, limits for the risks in question and the procedures to be used to capture and manage risk. In addition, it initiates measures to optimise the loan portfolio and to relieve strain on the Group's available equity, defines lending policy and loan portfolio management standards and lays down procedures for measuring credit risk.

Risk policy is an integral part of Group controlling. In other words, profit and risk management in all business segments are systematically linked. Risk policy encompasses plans for the development of the bank's business as a whole, among other things according to industry focus, geographical distribution, and segmental subdivision as well as according to exposure size class. In particular, the Managing Board and Supervisory Board lay down limits for all pertinent risks, and they limit agglomerated risks by setting lower and upper limits for major exposures.

Raiffeisen International measures all risks on a Group-wide basis applying a value-at-risk (VaR) approach.

Risk-bearing capacity and managing risk within the Group

Once each quarter, the available covering assets and funds (earnings, reserves, and equity) are compared with aggregated risks on a value-at-risk basis in a multistage process. The Group's risk-bearing capacity thereby sets a ceiling on its aggregated overall banking risk. In addition to actual measured risk, existing risk limits are also taken into account. When estimating unexpected losses on an annual basis (so-called economic capital), the Group employs a confidence interval of 99.95 per cent. That figure is based on the probability of default implied by the Group's target rating.

Individual risk types in relation to Raiffeisen International's economic capital on 31 December 2005


Credit risk Retail
7%
Credit risk
Corporate
48%
Credit risk
Financial Institutions
24%
Market risk
7%
Operational risk
14%

The purpose of calculating economic capital is to ascertain the amount of capital required for the Group's continued existence on a going concern basis even applying extreme loss scenarios. Based on that level of risk, a risk-adjusted performance measurement (RAPM) can then be carried out. That in turn is used as a parameter in overall Group management and for the purposes of the associated capital allocations. Economic capital is currently calculated by risk category and Group unit. Further extension of this management instrument is in progress.

In parallel with that procedure, risk (VaR) is also calculated on the basis of a confidence interval of 99 per cent. The resulting figure is likewise weighed against a corresponding estimate of risk-bearing capacity.

Credit risk

Credit risk within Raiffeisen International consists mainly of the default risk that arises from business with retail and corporate customers, other banks and sovereign borrowers. Default risk is the risk that a customer will not be able to fulfil contractually agreed financial obligations. However, one also distinguishes between migration risks (caused by deteriorations in customers' ratings) and country risks.

Loans and advances to banks and customers as well as off-balance-sheet transactions break down by region as follows:

€000	***2005***	***Proportion***	***2004***	***Proportion***
Hungary	*6,265,102*	*13.4%*	*5,610,480*	*16.9%*
Slovakia	*5,616,528*	*12.0%*	*4,697,723*	*14.1%*
Russia	*4,581,569*	*9.8%*	*2,581,536*	*7.8%*
Ukraine	*4,367,138*	*9.3%*	*606,468*	*1.8%*
Poland	*4,101,430*	*8.8%*	*2,998,401*	*9.0%*
Croatia	*3,969,916*	*8.5%*	*3,081,055*	*9.3%*
Romania	*3,243,630*	*6.9%*	*2,203,735*	*6.6%*
*European Union**	*2,902,453*	*6.2%*	*3,808,870*	*11.4%*
Czech Republic	*2,470,581*	*5.3%*	*2,364,445*	*7.1%*
Serbia and Montenegro	*2,049,482*	*4.4%*	*1,072,767*	*3.2%*
Other	*7,193,534*	*15.4%*	*4,258,497*	*12.8%*
Total	***46,761,362***	***100.0%***	***33,283,977***	***100.0%***

** EU-25 without explicitly naming member states*

Loans outstanding to corporate customers by internal rating and region


€ million
6,000
5,000
4,000
3,.000
2,000
1,000
0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
N.R.
CE
SEE
CIS

Credit risk management is handled by risk management departments on behalf of the Managing Board of *Raiffeisen International Bank-Holding AG*. The risk managers regularly report to the Managing Board and RZB concerning the risk arising from respective loan portfolios.

Credit risks are monitored and analyzed both on an individual loan and customer-by-customer basis and on a portfolio basis. Credit risk management and lending decisions are based on the credit risk policy approved by the Managing Board of Raiffeisen International Bank-Holding AG. Besides new lending, the areas to which lending decisions pertain also include overdrafts, increases in credit lines, renewals and risk-relevant changes in circumstances compared with the time an original lending decision was made (e.g. with respect to collateral or purpose) as well as the setting of limits for particular borrowers (e.g. issuer limits).

Lending decisions are delegated to Group units to an extent decided by the Managing Board of Raiffeisen International or the Supervisory Board of the Group unit in question. Depending on the type, scope, complexity, and risk content of the credit exposure, two votes of approval from front office and back office are always required for a loan to be granted and to ratify the regular re-evaluation of the counterparty risk. In the event that the individual authorised parties vote differently, the structure of authorities within the Group provides for escalation to the next decision-making level.

The internal system for controlling credit risks encompasses every form of monitoring measure that is directly or indirectly integrated into the processes that require monitoring. Against the background of the new capital adequacy framework for banks that is currently under development (Basel II), the seamless management, monitoring, and control of credit risks at Raiffeisen International are thus assured.

Raiffeisen International employs risk-classification procedures for assessing counterparty risk (rating procedures, scoring models) when assessing creditworthiness so as to provide an independent assessment of credit risk (as required, inter alia, by Basel II) and, in future, to calculate regulatory own funds using an internal ratings based approach (IRB). Throughout the Group, the internal rating models for corporate customers and financial institutions rank creditworthiness in ten classes.

The following table provides a breakdown of loans outstanding to corporate customers in thousands of euros. The figures for each financial rating class relate to loan amounts outstanding, and the overall assessment also takes furnished collateral into account:

Internal Rating		2005	Proportion	2004	Proportion
0.5	Minimal Risk	5,704	0.0%	15,058	0.1%
1	Excellent credit standing	537,811	2.2%	1,080,018	6.0%
1.5	Very good credit standing	1,740,630	7.0%	1,467,315	8.2%
2	Good credit standing	2,871,171	11.6%	1,996,135	11.1%
2.5	Average credit standing	3,423,941	13.8%	2,020,368	11.3%
3	Mediocre credit standing	4,718,270	19.1%	3,360,293	18.7%
3.5	Weak credit standing	4,382,337	17.7%	2,360,151	13.2%
4	Very weak credit standing	4,872,191	19.7%	3,162,227	17.6%
4.5	Doubtful / high default risk	1,278,506	5.2%	740,053	4.1%
5	Default	327,197	1.3%	180,093	1.0%
	Unrated	588,604	2.4%	1,546,347	8.6%
	Total	**24,746,361**	**100.0%**	**17,928,057**	**100.0%**

The following table shows loans and advances to banks (excluding central banks) by internal rating in € 000:

Internal Rating		2005	Proportion	2004	Proportion
A1	Minimal Risk	257,572	5.7%	254,929	6.3%
A2	Excellent credit standing	635,948	14.1%	966,501	24.0%
A3	Very good credit standing	1,770,458	39.1%	1,395,308	34.6%
B1	Good credit standing	481,607	10.6%	338,350	8.4%
B2	Average credit standing	265,647	5.9%	283,642	7.0%
B3	Mediocre credit standing	81,429	1.8%	114,725	2.8%
B4	Weak credit standing	179,396	4.0%	45,669	1.1%
B5	Very weak credit standing	237,026	5.2%	50,518	1.3%
C	Doubtful / high default risk	48,343	1.1%	-	-
D	Default	7	0.0%	1,858	0.0%
	Not identifiable	2,224	0.0%	587	0.0%
	Unrated	564,786	12.5%	576,058	14.3%
	Total	**4,524,444**	**100.0%**	**4,028,145**	**100.0%**

All default definitions have been adapted for the purposes of the IRB approach and the revised definitions have been applied throughout RZB-Kreditinstitutsgruppe within the scope of the implementation of Basel II. According to the definition employed by RZB-Kreditinstitutsgruppe, a default situation exists if a customer is overdue with respect to a material financial obligation to the bank for at least 90 days, if the customer is the subject of insolvency or similar proceedings, if a value adjustment or direct write-down has been carried out to a customer account receivable, or if Credit Risk Management have adjudged a customer account receivable to be not wholly recoverable.

Loans outstanding to banks by internal rating and region


€ million
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
A1 A2 A3 B1 B2 B3 B4 B5 C D N.R.
CE SEE CIS

The loan portfolio and borrowers are constantly monitored. Both corporate customers and banks undergo review at least once a year with a particular focus on detecting any early-warning signs. Troubled loans are normally handled by specially trained and experienced staff. Those staff members play a decisive part in charting, analyzing, and allocating any impairment losses on loans and advances (write-downs, value adjustments, provisioning). By becoming involved at an early stage, they reduce the losses caused by troubled loans. Cases in which restructuring or settlements take place are analyzed to ascertain their causes. Lending processes are then adapted as necessary on the basis of such analysis.

The following table provides a breakdown of loans outstanding pertaining to the balance sheet items loans to banks and customers as well as the relevant shares of non-performing loans (excluding ceded collateral) and impairment loss provisions by region and in total:

€000	CE	SEE	CIS	Total 2005
Corporate customers	**8,289,839**	**3,233,139**	**4,400,309**	**15,923,286**
Non-performing	149,419	95,388	51,574	296,382
Impairment losses on loans and advances	159,609	83,543	127,028	370,180
Retail customers	**2,598,295**	**3,459,581**	**2,094,477**	**8,152,352**
Non-performing	72,438	20,215	31,316	123,968
Impairment losses on loans and advances	86,649	66,307	125,750	278,706
Financial institutions	**2,114,909**	**2,032,517**	**761,964**	**4,909,389**
Non-performing	-	-	-	-
Impairment losses on loans and advances	-	177	-	177

Country risks include transfer and convertibility risks and political risk. The measurement of risks associated with sovereign institutions is based on a ten-class rating model that captures both macroeconomic factors and qualitative indicators. Each country limit takes into account transfer risks arising from transactions net of any third-country collateral. Country risk is of secondary importance to Raiffeisen International because the network banks mainly do business within their own countries. The following table shows loans outstanding and off-balance-sheet transactions (excluding those with banks and central banks) of Raiffeisen International by business segments:

€000	2005	Proportion	2004	Proportion
Manufacturing	8,090,057	22.0%	5,546,650	21.6%
Private households	7,460,472	20.2%	4,065,044	15.8%
Retailing and wholesaling	6,995,255	19.0%	4,408,366	17.2%
Public administration, social insurance	3,776,458	10.2%	4,271,116	16.6%
Real estate	2,762,393	7.5%	1,965,720	7.7%
Banking and insurance	1,845,412	5.0%	1,528,419	6.0%
Construction	1,631,211	4.4%	1,097,150	4.3%
Other	4,293,690	11.7%	2,800,418	10.9%
Total	**36,854,948**	**100.0%**	**25,682,882**	**100.0%**

Market risk

Raiffeisen International defines market risk as the risk of possible losses arising from changes in the market due to fluctuating or changing interest rates, foreign exchange rates, share prices, and prices in general. This risk category encompasses both trading book and banking book positions. Risky positions are the result either of business done for customers or of the deliberate assumption of positions.

Market risk at Raiffeisen International is monitored and managed by RZB within the scope of a service level agreement (SLA). The rules and procedures for the management of market risks are defined by RZB on a Group-wide basis and endorsed by the Managing Board of Raiffeisen International Bank-Holding AG. Each Raiffeisen International network bank has a market risk management department. Those departments are responsible for day-to-day limit monitoring and weekly reporting to RZB.

Raiffeisen International Bank-Holding AG approves, measures, monitors and manages all market risks by setting a variety of limits in coordination with RZB Group. The market risk limit for each Group unit is set according to its risk-bearing capacity and income budgeting. The individual limits set at book level will vary according to the different risk factors. Besides value-at-risk (VaR) limits, those limits may include volume and position limits as well as sensitivity limits (basis-point value, delta, gamma, vega) and stop-loss limits.

Value-at-risk is of central importance in setting limits. It is calculated on a weekly basis for all Group units using a variance-covariance matrix and applying a confidence interval of 99 per cent. Market data are taken from the preceding year applying a retention period of 10 days. The informative value and reliability of the value-at-risk approach based on past market developments are checked using appropriate back testing.

The ascertained value-at-risk figures forecast maximum losses under normal market conditions but do not provide any specific information about the effects of exceptional extreme market movements. To take such events into account, Raiffeisen International carries out weekly defined stress tests that capture the biggest daily market movements in the preceding five years. That procedure allows the simulation of crisis situations and of major fluctuations in market parameters and the application of those simulations to positions. The results are an important substructure for risk management.

Raiffeisen International's market risk mainly consists in currency risk from foreign Group units' local-currency equity and respective hedging transactions controlled by the assets/liabilities management committee.

The table below shows risk figures (99%, VaR, 10-day) for market risk in the trading books of Raiffeisen International, by risk type, in thousands of euros:

€000	VaR on 31/12/2005	Average VaR	Minimum-VaR	Maximum-VaR
Interest rate risk	3,711	2,440	1,589	3,748
Price risk	1,133	563	76	1,139
Currency risk	36,915	30,878	17,176	55,149
of which currency risk without capital position	953	4,109	350	10,608

€000	VaR on 31/12/2004	Average VaR	Minimum-VaR	Maximum-VaR
Interest rate risk	1,699	2,130	1,458	2,592
Price risk	76	690	76	1,473
Currency risk	19,091	19,636	17,023	20,007

Raiffeisen International uses the standard methodology within the meaning of the *capital adequacy directive* to calculate its own funds requirement for the trading book.

Alongside value-at-risk measurement, interest rate risk in the banking book is also estimated using classical means of capital and interest maturity analysis. Furthermore, because of the special importance and complexity of interest rate risk in the banking book, Raiffeisen International also employs interest-income scenarios and simulations. Managing the structure of balance sheets is a core task of the treasury departments at network banks, which receive assistance from assets/liabilities management committees.

Interest maturity gaps at Raiffeisen International as of 31 December 2005 (€ 000):

Maturity gap 2005	***>6-12 mon***	***>1-2 yrs***	***>2-5 yrs***	***>5 yrs***
EUR	*137,387*	*26,158*	*154,932*	*32,522*
USD	*213,765*	*32,378*	*65,333*	*24,551*
Other	*251,128*	*65,392*	*531,678*	*(1,337)*

Interest maturity gaps at Raiffeisen International as of 31 December 2004 (€ 000):

Maturity gap 2004	***>6-12 mon***	***>1-2 yrs***	***>2-5 yrs***	***>5 yrs***
EUR	*(518)*	*9,609*	*66,884*	*(5,069)*
USD	*51,694*	*53,926*	*30,833*	*24,923*
Others	*(100,250)*	*4,663*	*143,557*	*(61,031)*

The change in the present value of Raiffeisen International's banking book in the year ended 31 December 2005 in €000 given a simultaneous one-basis-point increase in interest rates:

Change in present value	***>6-12 mon***	***>1-2 yrs***	***>2-5 yrs***	***>5 yrs***
EUR	*(12)*	*(7)*	*(52)*	*(21)*
USD	*(15)*	*(4)*	*(18)*	*(14)*
Others	*(19)*	*(10)*	*(146)*	*(1)*

The change in the present value of Raiffeisen International's banking book in the year ended 31 December 2004 in €000 given a simultaneous one-basis-point increase in interest rates:

Change in present value	***>6-12 mon***	***>1-2 yrs***	***>2-5 yrs***	***>5 yrs***
EUR	*1*	*-*	*(21)*	*4*
USD	*(6)*	*(7)*	*(9)*	*(14)*
Others	*11*	*(4)*	*(46)*	*34*

Liquidity risk

Raiffeisen International defines liquidity risk as the risk that the bank could be unable to meet its current and future financial obligations in full or in good time. The tasks of managing liquidity and liquidity risk and, in turn, of ensuring the bank's solvency at all times are performed both by Raiffeisen International and on a decentralised basis by the local banks. An internal monitoring system records and analyzes cash flows by currency both for each location and globally on a weekly basis. The bank maintains extensive liquid holdings of securities to ensure its liquidity in various currencies and carries out liquidity balancing and cash-flow forecasts at regular intervals. These too are the responsibility of the assets/liabilities management committees.

To curb liquidity risk, the individual Group units use limits that require a positive short-term liquidity gap under conservative assumptions for liquid asset positions and liability outflows.

Operational risk

In line with Basel II, Raiffeisen International defines operational risk as the risk of unexpected losses resulting from inadequate or failed internal processes, people and systems, or from external events, including legal risks. As is the case with other types of risk, the principle of firewalling between risk management and risk controlling is also applied to operational risk. Operational risk is analyzed and managed on the basis of the bank's own historical loss data and the results of risk evaluations. It intends to apply the standardised approach to operational risk by business process and event type per business segment. Raiffeisen International plans to introduce standardised early-warning indicators in operational risk monitoring.

As a capital backing for operational risk in the sense of Basel II, Raiffeisen International plans to use a standard approach based on gross earnings per business segment.

To reduce operational risk further, the Group is stepping up its staff training program as well as working on the development of emergency plans and back-up systems. It is also applying the SixSigma method for business process improvement.

(42) Derivative financial instruments

The total volume of unsettled derivative financial instruments broke down as follows on 31 December 2005:

	Nominal amounts by maturity				Fair values	
in € Tausend	Up to 1 year	More than 1 year, up to 5 years	More than 5 years	Total	Positive	Negative
Total	**17,734,021**	**3,704,806**	**383,413**	**21,822,239**	**186,838**	**(170,854)**
a) Interest rate contracts	**6,917,353**	**3,321,456**	**367,485**	**10,606,295**	**73,660**	**(69,646)**
OTC products						
Interest swaps	1,218,277	1,902,491	367,485	3,488,254	69,334	(64,369)
Interest futures	5,699,076	1,418,966	-	7,118,041	4,326	(5,276)
b) Exchange rate and gold contracts	**10,768,155**	**383,349**	**15,927**	**11,167,431**	**113,178**	**(101,022)**
OTC products						
Currency and interest swaps	6,875	71,362	15,927	94,164	2,432	(877)
Forward exchange dealings	9,421,125	205,131	-	9,626,256	99,674	(90,154)
Currency options – buys	581,327	53,253	-	634,581	10,768	-
Currency options – sells	583,829	53,603	-	637,432	-	(9,239)
Products traded on a stock exchange						
Currency futures	174,998	-	-	174,998	303	(752)
c) Securities-related contracts	**48,513**	**-**	**-**	**48,513**	**-**	**(186)**
Products traded on a stock exchange						
Share and index futures	48,513	-	-	48,513	-	(186)

The total volume of unsettled derivative financial instruments broke down as follows on 31 December 2004:

	Nominal amounts by maturity				***Fair values***	
in € Tausend	***Up to 1 year***	***More than 1 year, up to 5 years***	***More than 5 years***	***Total***	***Positive***	***Negative***
Total	***12,348,472***	***3,038,462***	***380,451***	***15,767,385***	***415,173***	***(381,079)***
a) Interest rate contracts	***3,633,610***	***2,868,504***	***364,689***	***6,866,803***	***38,710***	***(46,890)***
OTC products						
Interest swaps	*131,269*	*1,185,013*	*364,689*	*1,680,971*	*31,946*	*(39,519)*
Interest futures	*3,502,341*	*1,683,491*	-	*5,185,832*	*6,765*	*(7,371)*
b) Exchange rate contracts	***8,707,835***	***169,958***	***15,761***	***8,893,555***	***376,463***	***(334,149)***
OTC products						
Currency and interest swaps	*26,444*	*48,285*	*15,761*	*90,491*	*2,483*	*(7,675)*
Forward exchange deals	*7,744,007*	*103,373*	-	*7,847,379*	*368,744*	*(320,611)*
Currency options – buys	*416,067*	*9,150*	-	*425,217*	*4,880*	-
Currency options – sells	*482,099*	*9,150*	-	*491,250*	-	*(5,686)*
Products traded on a stock exchange						
Currency futures	*39,218*	-	-	*39,218*	*356*	*(177)*
c) Securities-related contracts	***7,027***	-	-	***7,027***	-	***(40)***
OTC products						
Share and index futures	*109*	-	-	*109*	-	-
Products traded on a stock exchange						
Share and index futures	*6,918*	-	-	*6,918*	-	*(40)*

(43) Fair values of financial instruments

Fair value is the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's length transaction. Insofar as market prices were available (which was mainly the case for securities and derivative instruments traded on stock exchanges or in functioning markets), they were used.

All other financial instruments were valued using internal measurement models, including in particular present value models or accepted option price models. Fixed-interest receivables from and payables to banks or customers were only remeasured to fair values different from their carrying amounts in the balance sheet if they had a residual maturity of more than one year. Variable-rate receivables and payables were only taken into account if they had an interest rollover period of more than one year. Only in those cases does discounting based on an assumed interest rate in line with market rates have a significant effect.

			2005			2004
in € Tausend	Fair value	Carrying amount	Difference	Fair value	Carrying amount	Difference
Assets						
Loans and advances to banks	5,794,293	5,794,266	27	4,781,163	4,779,403	1,760
Loans and advances to customers	24,882,459	24,714,026	168,433	16,342,555	16,242,295	100,260
Financial investments	2,823,005	2,807,237	15,768	2,348,471	2,329,357	19,114
Liabilities						
Deposits from banks	10,196,882	10,236,464	(39,583)	6,578,307	6,619,765	(41,458)
Deposits from customers	24,891,368	24,889,548	1,820	18,172,744	18,169,461	3,283
Liabilities evidenced by paper	764,062	759,072	4,991	665,709	662,458	3,252
Subordinated capital	580,946	580,746	201	443,882	443,698	184

Other disclosures

(44) Regulatory own funds

As a subsidiary of RZB, Raiffeisen International Bank-Holding AG does not have a banking group of its own within the meaning of the Austrian Banking Act (Bankwesengesetz, BWG). As a result, it is not itself subject to regulatory requirements. However, the following figures are accounted for within the scope of RZB-Kreditinstitutsgruppe. They are provided here for informational purposes only.

The own funds of Raiffeisen International within the meaning of the Austrian Banking act (BWG) broke down as follows:

€000	***2005***	***2004***
Tier 1 capital (core capital)	*2,392,458*	*1,977,086*
Tier 2 capital (additional own funds)	*537,465*	*403,196*
Less interests in banks and financial institutions	*(17,179)*	*(51,594)*
Eligible own funds	***2,912,744***	***2,328,687***
Tier 3 capital (short-term subordinated own funds)	*24,839*	*31,156*
Total own funds	***2,937,583***	***2,359,843***
Total own funds requirement	***2,393,133***	***1,571,067***
Excess own funds	***544,451***	***788,776***
Excess cover ratio	*22.8%*	*50.2%*
Core capital ratio (Tier 1), banking book	*9.0%*	*11.8%*
Own funds ratio	*9.8%*	*12.0%*

Total own funds requirement is made up as follows:

€000	***2005***	***2004***
Risk-weighted basis of assessment pursuant to Sec. 22 BWG	*26,582,048*	*16,690,114*
of which 8 per cent minimum own funds requirement	*2,126,564*	*1,335,209*
Own funds requirement for the trading book under Sec. 22b (1) BWG	*112,405*	*136,127*
Own funds requirement for open currency positions under Sec. 26 BWG	*154,164*	*99,731*
Total own funds requirement	***2,393,133***	***1,571,067***

The risk-weighted assessment base (including market risk) came to € 29,914,156 thousand (2004: € 19,638,338 thousand).

(45) Average number of staff

The average number of staff during the financial year (full-time equivalents) broke down as follows:

	2005	***2004***
Salaried employees	*27,901*	*20,543*
Wage earners	*687*	*260*
Total	***28,588***	***20,803***

(46) Expenditure on severance payments and retirement benefits

€000	**2005**	**2004**
Members of the Managing Board and senior staff	*1,616*	*1,309*
Other employees	*2,296*	*1,732*

(47) Remuneration of board members

The members of the Managing and Supervisory Boards of Raiffeisen International Bank-Holding AG were remunerated as follows:

€000	**2005**	**2004**
Short-term employee benefits	*3,558*	*846*
Post-employment benefits	*50*	*761*

These amounts include fixed remunerations, remunerations for membership of the boards of subsidiaries, bonuses, payments in kind and outlay on retirement benefits and severance payments. In financial year 2005, the share of performance-based remuneration components was 28.5 per cent, not including compensation benefits for early termination of the long-term bonus program.

The remuneration amounts for the years 2004 and 2005 are not immediately comparable, as the Managing Board has been expanded. The Chairman of the Managing Board is furthermore still working for the board of RZB. Remuneration for this position also covers his activities for Raiffeisen International, and the Group is reimbursing RZB for this on a prorated basis. Moreover, there was a one-off compensation charge for early termination of a long-term bonus program that has been replaced with the *share incentive program.*

The Supervisory Board received compensation totalling € 304 thousand (2004: € 120 thousand) in the year under review.

Remuneration for Raiffeisen International's key management broke down as follows (respective fair values):

€000	**2005**	**2004**
Sight deposits	*92*	*169*
Bonds	*212*	*123*
Shares	*5,919*	*3,161*
Time deposits	*630*	*114*
Savings deposits	*22*	*14*
Other claims	*18*	*16*

Key management refers to the Managing Board members of *Raiffeisen International Bank-Holding AG* and *Raiffeisen Zentralbank Österreich AG.*

The following table shows Raiffeisen International's key management-related remuneration:

€000	**2005**	**2004**
Sight deposits	*2*	*6*
Equity participations	*12*	*-*

(48) Boards

Managing Board

Herbert Stepic, CEO
Martin Grüll
Aris Bogdaneris, MA
Rainer Franz, MBA
Peter Lennkh
Heinz Wiedner

Supervisory Board

Walter Rothensteiner, Chair
Manfred Url, Vice Chair
Patrick Butler
Stewart D. Gager (from 24 January 2005)
Karl Sevelda
Peter L. Woicke (from 24 January 2005)

Vienna, 1 March 2006

The Managing Board


Herbert Stepic


Martin Grüll


Aris Bogdaneris, MA


Rainer Franz


Peter Lennkh


Heinz Wiedner

Unqualified auditor's certificate

To the Managing Board and Supervisory Board of Raiffeisen International Bank-Holding AG, Vienna:

"We have audited the German version of the accompanying consolidated financial statements of Raiffeisen International Bank-Holding AG as of December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) issued by the International Federation of Accountants (IFAC). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Raiffeisen International Bank-Holding AG as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS). We further confirm that the managements report is consistent with the consolidated financial statements of Raiffeisen International Bank-Holding AG."

Vienna, 8 March 2006

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft





Walter Knirsch Johann Mühlehner
Wirtschaftsprüfer und Steuerberater
(Austrian Chartered Accountants)

List of fully consolidated companies

The following table shows the core operating companies in Raiffeisen International's scope of consolidation. The complete list of Raiffeisen International Bank-Holding AG's equity participations is on file at the Group parent's headquarter.

Company, domicile (country)	Subscribed capital in local currency		Per cent stake	Of which held indirectly[1]	Type of company[2]
JSCB Raiffeisenbank Ukraine, Kiev (UA)	519,798,393	UAH	100.0%		BA
JSPP Bank Aval, Kiev (UA)	1,500,000,000	UAH	93.5%		BA
JV "Raiffeisen-Leasing", Minsk (BY)	537,250,000	BYR	71.4%		FI
MB Leasing a.s., Mlada Boleslav (CZ)	60,000,000	CZK	51.0%		FI
OOO "Raiffeisen Capital" Asset-Management Company, Moscow (RU)	90,000,000	RUB	100.0%		FI
OOO Raiffeisen-Leasing, Moscow (RU)	146,000,000	RUB	87.5%		FI
Priorbank JSC, Minsk (BY)	102,801,217,650	BYR	63.1%		BA
Raiffeisen Auto Leasing Bulgaria EOOD, Sofia (BG)	5,000	BGN	81.1%		FI
Raiffeisen Bank d.d. Bosna i Hercegovina, Sarajevo (BA)	84,833,000	BAM	97.0%		BA
Raiffeisen Bank Kosovo J.S.C., Prishtina (CS)	17,750,000	EUR	100.0%		BA
Raiffeisen Bank Polska S.A., Warsaw (PL)	492,996,150	PLN	100.0%		BA
Raiffeisen Bank S.A., Bucharest (RO)	1,196,258,639	RON	99.5%		BA
Raiffeisen Bank Sh.a., Tirana (AL)	34,592,962	EUR	100.0%		BA
Raiffeisen Bank Zrt., Budapest (HU)	29,769,140,000	HUF	70.3%		BA
Raiffeisen Car Leasing Ltd., Budapest (H)	20,000,000	HUF	72.7%		FI
Raiffeisen Financial Services Company Ltd., Budapest (H)	20,000,000	HUF	70.3%		FI
Raiffeisen International GROUP IT GmbH, Vienna (AT)	37,000	EUR	99.0%		BR
Raiffeisen Krekova banka d.d., Maribor (SLO)	2,854,992,000	SIT	98.3%		BA
Raiffeisen Leasing Bulgaria OOD, Sofia (BG)	2,000,000	BGN	81.1%		FI
Raiffeisen Leasing d.o.o., Belgrade (SC)	226,544,550	CSD	82.5%		FI
Raiffeisen Leasing d.o.o., Ljubljana (SLO)	895,800,000	SIT	75.0%		FI
Raiffeisen Leasing d.o.o., Sarajevo (BA)	1,000,000	BAM	75.0%		FI
Raiffeisen Leasing Polska S.A., Warsaw (PL)	22,301,000	PLN	87.5%		FI
Raiffeisen Leasing S.R.L., Bucharest (RO)	14,935,400	RON	75.0%		FI
Raiffeisen Lizing Zrt., Budapest (HU)	225,620,000	HUF	72.7%		BA
Raiffeisen Mandatory Pension Fund Management d.d., Zagreb (HR)	110,000,000	HRK	72.9%		FI
Raiffeisen Non-Government Pension Fund, Moscow (RU)	110,000,000	RUB	100.0%		FI
Raiffeisenbank (Bulgaria) EAD, Sofia (BG)	94,932,152	BGN	100.0%		BA
Raiffeisenbank a.d., Belgrade (CS)	7,085,137,580	CSD	90.0%		BA
Raiffeisenbank a.s., Prague (CZ)	2,500,000,000	CZK	51.0%		BA
Raiffeisenbank Austria d.d., Zagreb (HR)	1,320,892,000	HRK	72.9%		BAI
Raiffeisen-Leasing d.o.o., Zagreb (HR)	30,000,000	HRK	73.9%		FI
Raiffeisen-Leasing Real Estate, s.r.o., Prague (CZ)	10,000,000	CZK	69.0%		FI
Raiffeisen-Leasing, spolecnost s.r.o., Prague (CZ)	50,000,000	CZK	63.0%		FI
RI Eastern European Finance B.V., Amsterdam (NL)	2,000,000	EUR	100.0%		FI
SINESCO Kft., Budapest (HU)	3,000,000	HUF	72.7%		OT
Tatra Banka a.s., Bratislava (SK)	1,004,320,000	SKK	72.4%		BA
Tatra Group Finance, s.r.o., Bratislava (SK)	314,100,000	SKK	72.4%	3.2%	BR
Tatra Group Servis spol.s.r.o., Bratislava (SK)	370,000,000	SKK	72.4%	0.4%	BR
Tatra Leasing spol. s r.o., Bratislava (SK)	200,000,000	SKK	73.8%		FI
TOO Raiffeisen Leasing Kazakhstan, Almaty (KZ)	85,800,000	KZT	75.0%		FI
Ukrainian Processing Center, JSC, Kiev (UA)	180,000	UAH	100.0%		BR
ZAO Raiffeisenbank Austria, Moscow (RU)	9,846,560,000	RUB	100.0%		BA

Legend:
1) Equity participations held via non-consolidated companies (aliquot share)
2) Company type
BA Bank
FI Financial institution
SC Securities company / official stock exchange
BR Company rendering banking-related ancillary services
IN Insurance company
OT Other company

Survey of equity participations

The following tables show select equity participations. The complete list of Raiffeisen International Bank-Holding AG's equity participations is on file at the Group parent's headquarters.

Companies accounted for using the equity method in the consolidated balance sheet

Company, domicile (country)	Subscribed capital in local currency		Per cent stake	Of which held indirectly[1]	Type of company[2]
Raiffeisen Bausparkasse a.s., Prague (CZ)	650,000,000	CZK	25.0%		BA
Raiffeisen Bausparkasse Rumänien S.A., Bucharest (RO)	66,000,000	RON	33.3%		BA
Raiffeisen stambena štedionica d.d. Zagreb (HR)	70,000,000	HRK	26.0%		BA

Other non-consolidated subsidiaries and equity participations

Company, domicile (country)	Subscribed capital in local currency		Per cent stake	Of which held indirectly[1]	Type of company[2]
AGRAS Grupul Wiener Stadtische S.A., Bucharest (RO)	8,912,153	RON	12.9%		IN
Biroul de Credit S.A., Bucharest (RO)	4,000,000	RON	14.4%		FI
ELIOT, s. r. o., Bratislava (SK)	48,610,000	SKK	72.4%		BR
JSC AVAL Invest, Kiev (UA)	150,000	UAH	92.6%		FI
JSC Bank TuranAlem, Almaty (KZ)	31,084,360,000	KZT	8.2%		BA
Leasing private unitary enterprise "Priorleasing", Minsk (BY)	500,000,001	BYR	63.1%		FI
Market Investment Group d.o.o., Sarajevo (BA)	500,000	BAM	97.0%		FI
Második Ingatlan Vagyonkezelö Kft., Budapest (HU)	3,000,000	HUF	74.8%	3.8%	FI
Raiffeisen Asset Management (Bulgaria) EAD, Sofia (BG)	250,000	BGN	100.0%		OT
Raiffeisen Biztosításközvetítö Kft., Budapest (HU)	5,000,000	HUF	72.7%		BR
Raiffeisen BROKERS doo, Sarajevo (BA)	150,000	BAM	97.0%		FI
Raiffeisen Business Premises d.o.o., Zagreb (HR)	1,000,000	HRK	72.9%		BR
Raiffeisen Capital & Investment S.A., Bucharest (RO)	1,600,000	RON	99.5%		FI
Raiffeisen consulting Ltd., Zagreb (HR)	14,900,000	HRK	72.9%		FI
Raiffeisen Economic and Financial Consulting Ltd., Budapest (HU)	20,000,000	HUF	84.9%		FI
Raiffeisen Faktoring Sp. z.o.o., Warsaw (PL)	3,847,500	PLN	100.0%		FI
Raiffeisen Ingatlan Vagyonkezelö Kft., Budapest (HU)	3,000,000	HUF	74.8%	3.7%	BR
Raiffeisen Invest d.o.o., Zagreb (HR)	8,000,000	HRK	72.9%		FI
Raiffeisen Investment Fund, Budapest (HU)	100,000,000	HUF	70.3%	70.3%	FI
Raiffeisen Pension Insurance d.o.o., Zagreb (HR)	14,400,000	HRK	72.9%		FI
Raiffeisen Property Lízing Zrt., Budapest (HU)	50,000,000	HUF	70.3%		BR
RAIFFEISEN Real Estate Management Company Ltd., Budapest (HU)	25,300,000	HUF	72.7%		BR
Raiffeisen Real-Estate Management, Ltd., Zagreb (HR)	100,000	HRK	72.9%	72.9%	BR
RAIFFEISEN SERVICES EOOD, Sofia (BG)	3,000,000	BGN	100.0%		BR
Raiffeisen Services SRL, Bucharest (RO)	30,000	RON	99.5%	99.5%	FI
Raiffeisen Üzemeltetö Kft., Budapest (HU)	6,000,000	HUF	74.8%	74.8%	OT
Raiffeisen Voluntary Pension Fund Management d.o.o., Zagreb (HR)	25,945,300	HRK	72.9%		FI
Raiffeisen-Agent Pénzügyi Kft., Budapest (HU)	3,000,000	HUF	70.3%		BR
Raiffeisen-Leasing Real Estate Spzoo, Warsaw (PL)	50,000	PLN	43.8%		OT
S.A.I. Raiffeisen Asset Management S.A., Bucharest (RO)	3,600,000	RON	99.5%		FI
Tatra Asset Management sprav.spol., a.s., Bratislava (SK)	52,000,000	SKK	69.7%		FI
TATRA REALITY, s.r.o., Bratislava (SK)	25,053,000	SKK	72.4%	72.4%	BH

Legend:

1) Equity participations held via non-consolidated companies (aliquot share)

2) Company type

- BA Bank
- FI Financial institution
- SC Securities company / official stock exchange
- BR Company rendering banking-related ancillary services
- IN Insurance company
- OT Other company

Glossary of key terms and abbreviations

Affiliated enterprise – Company upon whose business or financial policies a controlling influence is exerted.

Associated undertaking – Company upon whose business or financial policies a significant influence is exerted.

Back testing – The backward comparison of VaR figures with actual results to test the quality of a model.

Banking book – All items that are not assigned to the trading book.

Basis of assessment (incl. market risk) – Comprises the basis of assessment within the meaning of section 22 of the Austrian Banking Act (BWG) plus 12.5 times the own funds required as cover for the trading book and open currency positions.

BWG – Austrian Banking Act

Cash flow – Inflows and outflows of cash and cash equivalents.

Cash flow statement – Statement of cash flows during the financial year arising from operating activities, investing activities and financing activities and a reconciliation of cash and cash-equivalents held at the beginning and the end of the financial year.

CEE – Central and Eastern Europe.

CIS – Commonwealth of Independent States, consisting predominantly of territories of the former Soviet Union.

Clean price – Price of a financial instrument without broken period interest (interest deferrals).

Consolidated ROE (return on equity) – Consolidated profit in relation to average balance sheet equity (including minority interests).

Core capital – Paid-in capital and reserves less intangible fixed assets and balance sheet losses and material losses during the current financial year.

Core capital ratio – This ratio's numerator is core capital (tier 1) and its denominator is the basis of assessment (incl. market risk).

Cost/income ratio – Indicator of an enterprise's cost efficiency based on the ratio of expenses to earnings. It is calculated by comparing general administrative expenses (comprising expenditure on staff and other administrative outlay and depreciation/amortisation/write-downs of tangible and intangible fixed assets) with operating income (net interest income, net commission income, trading profit/loss and other operating profit/loss adjusted by the net result from hedge accounting and net income from other derivative instruments).

DBO – Defined benefit obligation = The present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Default risk – Risk that counterparties in a financial transaction will not be able to fulfil an obligation, causing the other party a financial loss.

Deferred tax assets – The amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforwards of unused tax losses, and the carryforwards of unused tax credits.

Deferred tax liabilities – The amounts of income taxes payable in future periods in respect of taxable temporary differences.

Derivatives – Financial instruments whose value changes in response to the change in a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or similar variable, that requires no initial net investment or little initial net investment and that is settled at a future date.

Dirty Price – Price of a financial instrument inclusive of broken period interest (interest deferrals).

Earnings per share (EPS) – The amount of net profit for the period less the amount apportionable to preferred shareholders divided by the average number of ordinary shares in circulation during the period.

Fair value – The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Finance lease – A lease that transfers substantially all the risks and rewards incident to ownership of an asset to the lessee.

Futures – Standardised forward contracts traded on an exchange under which a commodity traded in a money, capital, precious metal or currency market is to be delivered or accepted at a price fixed in an exchange environment.

Goodwill – Any excess of the cost of the acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired as at the date of the exchange transaction.

Gross investment value – Total of minimum payments under a finance lease from the point of view of the lessor and any unguaranteed residual value to which the lessor is entitled.

Hedging – Designating one or more hedging instruments so that their change in fair value is an offset, in whole or in part, to the change in fair value or cash flows of a hedged item.

Held-for-trading – Securities held for trading purposes to take advantage of short-term market fluctuations.

Held-to-maturity – Financial assets that an enterprise has the positive intent and ability to hold to maturity.

HGB – [Austrian] Commercial Code

IFRIC, SIC – International Financial Reporting Interpretation Committee – Interpreter of the International Financial Reporting Standards, formerly also SIC (Standing Interpretations Committee).

IFRS, IAS – The International Financial Reporting Standards or International Accounting Standards are reporting standards published by the IASB (International Accounting Standards Board) with the goal of achieving transparent and comparable accounting on an international basis.

Interest margin – Net interest income in relation to average balance sheet total.

IPO – Initial public offering

Loans outstanding – Comprises all on-balance sheet exposures (receivables, debt securities) and off-balance-sheet exposures (guarantees, credit line) that expose Raiffeisen International to credit risk.

Market risk – The risk that the value of a financial instrument will fluctuate as a result of changes in market prices whether those changes are caused by factors specific to the individual security or its issuer or factors affecting all securities traded in the market.

Negative goodwill – Any (remaining) excess, as at the date of the exchange transaction, of the acquirer's interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition.

Net provisioning ratio – Denotes both net loan impairment provisioning/average risk-weighted asset (i.e. the ratio of net new loan impairment provisions relative to the average risk-weighted assets in the banking book) and net loan impairment provisioning / total loan portfolio (i.e. the ratio of net new loan impairment provisioning relative to the total loan portfolio).

Operating lease – Lease under which commercial ownership remains with the lessor alongside legal ownership, with the effect that the lessor must show the asset on its balance sheet.

Operating profit/loss – In IFRS-compliant financial statements, consists of operating income net of general administrative expenses. Operating income comprises net interest income, net commission income, trading profit/loss and other operating profit/loss adjusted by the net result from hedge accounting and net income from other derivative instruments. General administrative expenses comprise staff expenses and other administrative outlay and depreciation/amortisation/write-downs of tangible and intangible fixed assets.

Options – Instruments that give the holder the right to purchase the underlying from a contracting party at a prearranged price and at an agreed time or within an agreed period (call option) or to sell the underlying to a contracting party at a prearranged price and at an agreed time or within an agreed period (put option).

OTC instruments – Financial instruments that are neither standardised nor traded on a stock exchange. They are traded directly between market participants "over-the-counter".

Own shares – Repurchased equity instruments (shares originated by the enterprise) held by the originating enterprise itself or by its subsidiaries.

Own funds within the meaning of BWG – Made up of core capital (tier 1), additional and subordinated capital (tier 2) and short-term subordinated capital and rededicated tier 2 capital (tier 3).

Own funds ratio – This ratio's numerator is own funds within the meaning of the Austrian Banking Act (BWG) and its denominator is the basis of assessment pursuant to section 22 BWG plus 12.5 times the own funds required as cover for the trading book and open currency positions.

Projected unit credit method – An actuarial valuation method defined by IAS 19 that sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation (sometimes known as the accrued benefit method prorated on service or as the benefit/years of service method).

Raiffeisen International – *Raiffeisen International Bank-Holding AG* Group

Repurchase agreement – During a genuine repurchase transaction (repo), the enterprise sells assets to a counterparty and concurrently agrees to reacquire the assets at an agreed time and at a prearranged price.

Risk-weighted assets of the banking book – According to the Austrian Banking Act (BWG) these are off-balance sheet and special off-balance-sheet banking book asset positions weighted by business or counterparty risk.

ROE (return on equity) – Consolidated profit before tax or after tax in relation to average balance sheet equity (including minority interests).

RZB – *Raiffeisen Zentralbank Österreich AG* Group

RZB-Kreditinstitutsgruppe – Pursuant to section 30 of the Austrian Banking Act (BWG), RZB-Kreditinstitutsgruppe is made up of all banks, financial institutions, securities companies, and companies rendering banking-related ancillary services in which Raiffeisen Zentralbank holds direct or indirect interests as a superordinate institution.

Segment reporting – Disclosure of earnings and asset data for individual fields of business (primary) and geographical areas (secondary).

Splitting – A procedure that is particularly common in U.S. investment banking where equities that have become very highly priced are split into two or more shares or share certificates.

Stress tests – Stress tests endeavour to simulate extreme fluctuations in market parameters. They are used because such fluctuations are usually inadequately captured by VaR models (VaR forecasts maximum losses under normal market conditions).

Swap – Exchange of interest obligations (interest swap) and/or currency positions (currency swap).

Trading book – Bank regulators' term for assets held by a bank for short-term resale to exploit fluctuations in prices and interest rates.

VaR – Value at risk expresses the potential loss that will, with a 99 per cent probability, not be exceeded within the period for which an asset is held in the portfolio in question.

Addresses and Contacts

Raiffeisen International Bank-Holding AG

Austria (Head Office)
Am Stadtpark 9, 1030 Vienna
Phone +43-1-71 707-0
Fax +43-1-71 707-1715
www.ri.co.at
investor.relations@ri.co.at
ri-communications@ri.co.at

Banking Network in Central and Eastern Europe

Albania
Raiffeisen Bank Sh.a.
Rruga Kavajes, Tirana
Phone +355-4-274 912
Fax +355-4-230 013
SWIFT/BIC: SGSBALTX
www.raiffeisen.al
Contact: Steven Grunerud
steven.grunerud@raiffeisen.al
87 banking outlets

Belarus
Priorbank, JSC
31–A, V. Khoruzhey Str.
Minsk, 220002
Phone +375-17-289 90 87
Fax +375-17-289 91 91
SWIFT/BIC: PJCBBY2X
www.priorbank.by
Contact: Olga Gelakhova
olga.gelakhova@priorbank.by
43 banking outlets

Bosnia and Herzegovina
Raiffeisen Bank d.d.
Bosna i Hercegovina
Danijela Ozme 3, 71000 Sarajevo
Phone +387-33-287 100
Fax +387-33-213 851
SWIFT/BIC: RZBABA2S
www.raiffeisenbank.ba
Contact: Edin Muftić
edin.muftic@rbb-sarajevo.raiffeisen.at
68 banking outlets

Bulgaria
Raiffeisenbank (Bulgaria) EAD
18/20 Gogol Ulica, 1504 Sofia
Phone +359-2-9198 5101
Fax +359-2-943 4528
SWIFT/BIC:RZBBBGSF
www.rbb.bg
Contact: Momtchil Andreev
momtchil.andreev@rbb-sofia.raiffeisen.at
74 banking outlets

Croatia
Raiffeisenbank Austria d.d.
Petrinjska 59, 10000 Zagreb
Phone +385-1-456 6466
Fax +385-1-481 1624
SWIFT/BIC: RZBHHR2X
www.rba.hr
Contact: Lovorka Penavić
lovorka.penavic@rba-zagreb.raiffeisen.at
39 banking outlets

Czech Republic
Raiffeisenbank a.s.
Olbrachtova 2006/9, 140 21 Praha 4
Phone +420-221-141 111
Fax +420-221-142 111
SWIFT/BIC: RZBCCZPP
www.rb.cz
Contact: Lubor Žalman
lubor.zalman@rb.cz
50 banking outlets

Hungary
Raiffeisen Bank Zrt.
Akadémia utca 6, 1054 Budapest
Phone +36-1-484 4400
Fax +36-1-484 4444
SWIFT/BIC: UBRTHUHB
www.raiffeisen.hu
Contact: Eva Felegyhazi
eva.felegyhazi@raiffeisen.hu
99 banking outlets

Kosovo
Raiffeisen Bank Kosovo J.S.C
UÇK Street 51, Priština
Phone +381-38-226 400
Fax +381-38-244 193
SWIFT/BIC: RBKOCS22
www.raiffeisen-kosovo.com
Contact: Oliver Whittle
oliver.whittle@raiffeisen-kosovo.com
29 banking outlets

Poland
Raiffeisen Bank Polska S.A.
Ul. Pięckna 20, 00-549 Warszawa
Phone +48-22-585 2000
Fax +48-22-585 2585
SWIFT/BIC: RCBWPLPW
www.raiffeisen.pl
Contact: Piotr Czarnecki
piotr.czarnecki@raiffeisen.pl
83 banking outlets

Romania
Raiffeisen Bank S.A.
Piaţa Charles de Gaulle 15
011857 Bucureşti 3
Phone +40-21-306 1000
Fax +40-21-230 0700
SWIFT/BIC: RZBRROBU
www.raiffeisen.ro
Contact: Steven C. van Groningen
centrala@raiffeisen.ro

216 banking outlets

Russia
ZAO Raiffeisenbank Austria
Troitskaya Ul. 17/1, 129090 Moskwa
Phone +7-495-721 9900
Fax +7-495-721 9901
SWIFT/BIC: RZBMRUMM
www.raiffeisen.ru
Contact: Johann Jonach
jjonach@raiffeisen.ru

27 banking outlets

Serbia and Montenegro
Raiffeisenbank a.d.
Bulevar AVNOJ-a 64a
11070 Novi Beograd
Phone: +381-11-320 2100
Fax: +381-11-220 7080
SWIFT/BIC: RZBJCSBG
www.raiffeisenbank.co.yu
Contact: Oliver Rögl
oliver.roegl@raiffeisenbank.co.yu

45 banking outlets

Slovakia
Tatra banka, a.s.
Hodžovo námestie 3,
811 06 Bratislava 1
Phone +421-2-5919 1111
Fax +421-2-5919 1110
SWIFT/BIC: TATRSKBX
www.tatrabanka.sk
Contact: Rainer Franz
rainer_franz@tatrabanka.sk

136 banking outlets

Slovenia
Raiffeisen Krekova banka d.d.
18 Slomškov trg, 2000 Maribor
Phone + 386-2-229 3100
Fax +386-2-252 4779
SWIFT/BIC: KREKSI22
www.r-kb.si
Contact: Zoran Nemec
zoran.nemec@r-kb.si

13 banking outlets

Ukraine
JSCB Raiffeisenbank Ukraine
43, Zhylyanska vul., 01033 Kyiv
Phone +38-044-490 05 00
Fax +380-044-490 05 01
SWIFT/BIC: RZBUUAUK
www.rbua.com
Contact: Leonid Zyabrev
leonid.zyabrev@rbu-kiev.raiffeisen.at

39 banking outlets

JSPP Bank Aval
9, Leskova vul. , 01011 Kyiv
Phone: +38-044-490 88 88
Fax: +38-044-295 32 31
SWIFT/BIC: AVAL UA UK
www.aval.ua
Contact: Leonid Zyabrev
leonid.zyabrev@rbu-kiev.raiffeisen.at

1,342 banking outlets

Raiffeisen-Leasing International

Austria
Raiffeisen-Leasing
International GmbH
Am Stadtpark 9, 1030 Vienna
Phone +-43-1-71 707-2966
Fax + 43-1-71 707-2059
Contact: Dieter Scheidl
Dieter.scheidl@rzb.at

Belarus
SOOO Raiffeisen Leasing
31A, V. Khoruzhey Str.
220002 Minsk
Phone +375-17 289 9394
Fax +375-17 289 9394
Contact: Maksim Litisky
marksim.litisky@priorbank.by

Bosnia and Herzegovina
Raiffeisen Leasing d.o.o.
St. Branilaca Sarajeva 20,
71000 Sarajewo
Phone +387-33-970 7979
Fax +387-33-974 2057
Contact: Belma Sekavic-Bandic
info.leasing@rbb-sarajevo.raiffeisen.at

5 branches

Bulgaria
Raiffeisen Leasing Bulgaria OOD
Business Park Sofia
Building 11, 2nd floor, 1715 Sofia
Phone +359-2-970 7979
Fax +359-2-974 2057
www.rlbg.bg
Contact: Ekaterina Hristova
Ekaterina.hristova@rbb-sofia.raiffeisen.at

10 branches

Croatia
Raiffeisen Leasing d.o.o.
Froudeova 11a, Siget, 10 002 Zagreb
Phone +385-1-659 5000
Fax +385-1-659 5050
Contact: Miljenko Tumpa
miljenko.tumpa@rba-zagreb.raiffeisen.at

11 branches

Czech Republic
Raiffeisen-Leasing s.r.o.
Olbrachtova 2006/9
14021 Praha 4
Phone +420-2-21 511 611
Fax +420-2-21 511 666
Contact: Richard Dvořák
dvorak@raiffleas.cz

11 Branches

Hungary
Raiffeisen Lízing Rt.
Váci utca 81-85, 1139 Budapest
Phone +36-1-298 8200
Fax +36-1-298 8010
Contact: Pál Antall
pal.antall@raiffeisen.hu

14 branches

Kazakhstan
Raiffeisen Leasing Kazakhstan LLP
Ul. Shevchenko Street 146, office 12
1st floor, Almaty
Phone +7-3272-709 836
Contact: Uwe Fisker
uwe_fisker@rlk.kz

Poland
Raiffeisen-Leasing Polska S.A.
Ul. Jana Pawla II 78
00175 Warszawa
Phone +48-22-562 3700
Fax +48-22-562 3701
Contact: Arkadiusz Etryk
arkadiusz.etryk@raiffeisen.pl

52 branches

Romania
Raiffeisen Leasing SRL
Calea 13 Septembrie 90
Grand Offices Marriott Grand Hotel
Sector 5, 76122 București
Phone +40-21-403 3300
Fax +40-21-403 3298
Contact: Bernd Künzel
bernd.kuenzel@raiffeisen-leasing.ro

17 branches

Russia
OOO Raiffeisen Leasing
Nikoloyamskaya 13/2
109240 Moskwa
Phone +7-495-721 9980
Fax +7-495-721 9901
Contact: Jaroslaw Konczewski
jkonczewski@raiffeisen.ru

4 branches

Serbia and Montenegro
Raiffeisen Leasing d.o.o.
Bulevar AVNOJ-a 45a
11070 Beograd
Phone +381-11-301 6580
Fax +381-11-313 0081
Contact: Ralph Zeitlberger
ralph.zeitlberger@rba-belgrade.raiffeisen.at

5 branches

Slovakia
Tatra Leasing s.r.o.
Tovarenska 10, 820 04 Bratislava
Phone +421-2-5919 3168
Fax +421-2-5919 3048
Contact: Igor Horvath
igor_horvath@tatrabanka.sk

8 branches

Slovenia
Raiffeisen Leasing d.o.o.
Tivolska 30 (Center Tivoli),
1000 Ljubljana
Phone +386-1-241 6250
Fax +386-1-241 6268
Contact: Borut Bozic
borut.bozic@raiffeisen-leasing.si

2 branches

Real-estate leasing companies

Czech Republic
Raiffeisen Leasing Real Estate s.r.o.
Olbrachtova 2006/9, 140 21
Praha
Phone +420-2-21 511 610
Fax +420-2-21 511 641
Contact: Alois Lanegger
lanegger@raiffleas.cz

3 branches

Hungary
Raiffeisen Inglatan Rt.
Akadémia u. 6, 1054 Budapest
Phone +36-1-484 8400
Fax +36-1-484 8404
Contact: Laszlo Vancsko
lvancsko@raiffeisen.hu

1 branch

Raiffeisen Zentralbank Österreich AG

Austria (Head Office)
Am Stadtpark 9, 1030 Wien
Phone +43-1-717 07-0
Fax +43-1-717 07-1715
SWIFT/BIC: RZBAATWW
www.rzb.at

Publication details

Publisher: Raiffeisen International Bank-Holding AG
Editor: Investor Relations
Editorial deadline: 8 March 2006

Consulting and support: BCA Mensalia
Graphic concept and design: Büro X Wien
Printer: Druckerei Holzhausen
Place of production: Vienna

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
1030 Vienna, Austria
Tel. +43-1-71707-0
Fax +43-1-71707-1715
www.ri.co.at

Investor relations contact
E-mail: investor.relations@ri.co.at
Internet: www.ri.co.at → Investor Relations
Telephone: +43-1-717 07-2089

Public relations contact
E-mail: ri-communications@ri.co.at
Internet: www.ri.co.at → Public Relations
Telephone: +43-1-717 07-1504

You will find the online version of the annual report at ar2005.ri.co.at.
(The original German version of the report is available at gb2005.ri.co.at.)

